The Walt Disney Company

2003 ANNUAL REPORT

CELEBRATING 75 YEARS OF MICKEY





FINANCIAL HIGHLIGHTS

(In millions, except per share data)	**2003**	2002
Revenues	**$27,061**	$25,329
Segment operating income	**3,174**	2,822
Diluted earnings per share before the cumulative effect of accounting changes	**0.65**	0.60
Cash flow provided by operations	**2,901**	2,286
Borrowings		
Total	**13,100**	14,130
Net[1]	**11,517**	12,891
Shareholders' equity	**23,791**	23,445

[1]Net borrowings represent total borrowings of $13,100 million less cash and cash equivalents of $1,583 million.

LETTER TO SHAREHOLDERS



Michael Eisner, chairman and CEO of The Walt Disney Company, joins Mickey at Walt Disney World for the famous mouse's 75th anniversary celebration on Nov. 18, 2003.

Legendary Apollo 11 astronaut Buzz Aldrin takes the controls aboard the thrilling new Epcot attraction, *Mission: SPACE*, at Walt Disney World.



To Fellow Owners and Cast Members:

I've always believed that good news shouldn't wait, so this year I thought I'd start right off with a review of the numbers. In 2003, we experienced solid earnings growth despite the difficult economic and geopolitical environment that prevailed during most of the year. Most significantly, our fourth quarter was very strong, with more than double the earnings of Q4 in 2002, underscoring our confidence in generating growth in the new year. Equally important, we delivered free cash flow for the year that was up more than 50 percent over last year and continued to bolster our balance sheet. During fiscal 2003, our stock price appreciated 36 percent, compared to the S&P 500's growth of 25 percent. These positive results are an outgrowth of the strategy outlined in my letter one year ago, a straightforward strategy with two broad, underlying components of (1) building and protecting our key brands and (2) creating long-term entertainment franchises. As we forge ahead, let me make clear that, while this year's results were encouraging, we still have much to accomplish. Our goal is to generate strong growth and to reach new levels of achievement.

And the way we're going to achieve those new heights was dramatically (and metaphorically) exhibited on October 9 at Epcot, where we opened *Mission: SPACE.* This new attraction takes guests on a realistic flight to Mars and demonstrates the qualities that make your company's products so appealing. First of all, it's totally unique. Where else can you experience the effect of rocket-powered lift-off, weightlessness in space and landing on the Red Planet? It's so realistic that the NASA astronauts at the dedication told me it's the closest thing they've seen to the experience of blasting off from Cape Canaveral. Secondly, unlike ordinary amusement park thrill rides, this one tells a compelling story. Everything we do at Disney is based on storytelling and, throughout our history, the best of the stories we tell are embraced by people around the world. Third, *Mission: SPACE* uses cutting edge technology. Throughout Disney's history, we have always pushed the envelope of innovation in order to tell our stories in exciting new ways. Fourth, the attraction is an important example of how we have continued to build for the future throughout the economic downturn. While the total capital expenditure at our parks has been managed downward and will continue to be, we are still making targeted investments in order to provide outstanding new entertainment experiences at our parks and across the company. Because we have both enhanced our product and also increased operational efficiencies throughout the economic downturn, we believe that we are well poised for further improvement in performance as the general economy recovers.

That said, please remember that we are in the entertainment business. We produce entertainment experiences that, over time, become more and more valuable. Consider just one of our company's products – a theme park ride called *Pirates of the Caribbean*. Back in 1967 when the ride opened, it represented a "capital cost" that was rather expensive, to be sure. But it also was an instantly successful addition to Disneyland. It much more than recouped its investment and is still one our most popular attractions. It went on to be duplicated and enhanced at our parks in Florida, Tokyo and Paris. Then, in 2003, the attraction made a leap across entertainment media, from theme parks to movies, and became the biggest live action hit of the year. We analyze and proceed with our investments based on their estimated direct returns.


75 Years of Mickey

Back row, left to right: David K. Thompson, senior vice president, deputy general counsel-corporate and corporate secretary – John Renfro, senior vice president, chief human resources officer – Anne Buettner, senior vice president, corporate taxes – Peter Murphy, senior executive vice president and chief strategic officer – Tom Staggs, senior executive vice president and chief financial officer – Jack Garand, executive vice president, planning and control – Preston R. Padden, executive vice president, worldwide government relations – Wendy Markus Webb, senior vice president, investor relations and shareholder services. Front row, left to right: Marsha Reed, vice president, governance administration and assistant secretary – Alan N. Braverman, senior executive vice president and general counsel – Zenia Mucha, senior vice president, corporate communications – Bob Iger, president and chief operating officer – Christine McCarthy, senior vice president and treasurer – Salil Mehta, executive vice president, corporate business development and strategic planning – Valerie Cohen, senior vice president, alliance management, corporate alliances – Jody Dreyer, senior vice president, Disney Worldwide Outreach.

But this is show business, and it is often daunting to contemplate the ultimate upside that could result from many of our investments. All we know is that if we do our job well, growth will come from both obvious and surprising places.

Of course, it was The Walt Disney Studios that had the bright idea of transforming *Pirates* the attraction into *Pirates* the movie. The studio had a lot of bright ideas in 2003, resulting in the most successful year in live action film in its history, both in terms of total box office and, more important, the profitability of its live action slate. And, the quality of the studio's output was evidenced by Miramax's *Chicago* winning the Academy Award® for Best Picture. During the calendar year, The Walt Disney Studios became the first in history to achieve more than $3 billion in worldwide box office. This tremendous success was the outgrowth of a conscious shift in strategy to rigorously make the right movie for the right price. In 2003, the studio demonstrated that it is possible in the moviemaking world to be fiscally prudent and still pull in crowds. Best of all, many of our hit films during the year form the basis for potential franchises, such as *Bringing Down the House* and *Pirates of the Caribbean: The Curse of the Black Pearl,* both of which already have sequels in development. Another benefit of *Pirates* was its chicken-and-egg relationship with the Disney brand. The film benefited from being released under the Walt Disney Pictures banner, but Walt Disney Pictures also benefited from this blockbuster, which broadened its audience and increased its relevance. A striking example of the synergy between the movie and the brand could be seen at the premiere, which was staged on the banks of the Rivers of America at Disneyland, with entertainment provided from the deck of the theme park's pirate ship.





Disney/Pixar's *Finding Nemo* swept audiences into a "tubular" current of excitement as it swam away with the year's top worldwide box office and domestic home entertainment honors.



A big part of Walt Disney Pictures' identity is based on our animated releases, which, in 2003, proved to be as strong as ever. Disney/Pixar's *Finding Nemo*, released during the summer, became the number one film of the year. For the holidays, *Brother Bear* was another success, demonstrating once again the enduring appeal of Disney animation. Earlier in the year, our DisneyToon Studios released two highly successful films made for modest budgets, *The Jungle Book 2* and *Piglet's Big Movie*, franchise movies with a very low-risk, high-return investment profile. Next year, we offer a similar mix of animated films, including *Home on the Range* and the sixth movie from Pixar, *The Incredibles*. Further down the road, in summer of 2005, will be Disney's 100 percent computer-generated animated film, *Chicken Little*. No matter what the technology, Disney's animation legacy will continue to dazzle.

Another important development during the year was that DVD player penetration reached more than 50 percent of homes in the United States. This had enormous implications for our company. Consider that, at the end of the year, *The Lion King* re-release sold more than 13 million units, followed by *Finding Nemo*, which is on a trajectory to set all-time records, with 20 million units sold in just the first two weeks. In December, we released *Pirates of the Caribbean* on DVD, which was another huge seller.

One of the advantages of The Walt Disney Studios relative to our other businesses is that it is more insulated from general economic conditions. The price of a movie ticket or DVD is low enough that great films tend to do well in good times and bad. By comparison, our parks are much more sensitive to general trends in the economy and tourism. Not surprisingly, after a series of great years through most of the '90s and into 2000, attendance at our parks has dipped the past few years as the economy slowed and the number of overseas tourists visiting America declined significantly. Toward the end of fiscal 2003, as the economy showed signs of improvement, we saw encouraging trends in attendance, trends that appear to be continuing into the first weeks of the new fiscal year. If this continues, then it will have important long-term consequences, since a very high percentage of every incremental dollar generated at our parks goes to the bottom line.

Walt Disney Parks and Resorts has managed through the downturn primarily in two ways. First, we have made better use of existing assets by instituting efficiency measures and by innovative promotions, such as Walt Disney World's Play Four Days and Magical Gatherings programs. Second, we have kept enhancing and expanding the product with exciting new attractions, such as *Mission: SPACE* and *Mickey's PhilharMagic* at Walt Disney World and *Disney's Aladdin – A Musical Spectacular, a bug's land, The Many Adventures of Winnie the Pooh* and the-soon-to-open *The Twilight Zone™ Tower of Terror* at the Disneyland Resort. In addition, we continue to open new resort facilities, such as the Pop Century Resort at Walt Disney World, which makes it easier for families on all budgets to enjoy the full Disney experience of staying "on property."

We are also building for tomorrow on the other side of the Pacific Ocean, as work progresses on schedule for Hong Kong Disneyland. The park is now starting to take shape as the infrastructure is being constructed at its magnificent site on Lantau Island and, when completed, will provide us with an important presence in the world's most populous nation. Even with all of these additions to our Parks and Resorts inventory, in 2003 we were able to reduce our capital expenditure from the annual levels of the previous five years. This will continue to be the case going forward, which should result in increased free cash flow.


Sutton Family
Reunion 2003

You should also know that we have a very big birthday party coming up. The park that started it all – Disneyland – will be 50 years young on July 17, 2005. So, in the spring of 2005, we will begin an 18-month celebration, which will be observed not just in Anaheim, but in all of our parks. I'll be talking a lot about this in next year's letter, but I thought I'd tell you now so you could mark the date on your calendars!

Our Media Networks include an extraordinarily diverse range of broadcast, cable and radio assets. The best known, of course, is the ABC Television Network. Like the proverbial battleship that can't turn on a dime, the network is slowly but surely dealing with its financial and ratings performance issues. In 2003, we stabilized its primetime ratings and established a solid foundation for future growth, while at the same time significantly reducing the network's cost structure. The combination of improved ratings and reduced costs could have important implications for the entire company's bottom line. The year was also noteworthy for ABC News' extraordinary, comprehensive and heroic coverage of developments in Iraq, as journalists and their support teams put themselves in harm's way so that we could be informed as America went to war. This fall, we broadcast 10 primetime comedies, more than any other network. All of them did well enough to merit renewals for the entire season. Our strategic emphasis on comedy is driven by the fact that successful comedies endure over time and can pay dividends for years, since they are particularly well-suited for the off-network syndication market. ABC aired and Touchstone Television produced successful shows like *My Wife and Kids*, *According to Jim* and several of our newer comedies. Furthermore, this strategy plays to ABC's historic strengths, since the network was known for its strong comedy line-up throughout its years as the number one network. And speaking of ABC's roots, earlier this year, *The Wonderful World of Disney*, which began on ABC in 1954 with the name *Disneyland*, was inducted into the National Association of Broadcasting's Hall of Fame. I was able to accept the honor on behalf of the company, and it was a nice reminder that the intermingling of Disney and ABC goes back far beyond the 1996 acquisition.

Our collection of cable assets is unmatched, starting, of course, with ESPN, which is another of our phenomenal brands and will be celebrating its 25th anniversary on September 7. ESPN continues to be a strong growth story. The network's overall ratings were up 13 percent in 2003 and ESPN and ESPN2 had their highest viewership



Located on picturesque Lantau Island, Hong Kong Disneyland will kick-off the next 50 years of Disney theme park magic when it opens in 2005-06



ever in October, up an incredible 39 percent for ESPN in primetime over October 2002, making it number one among all basic cable networks during the month. In an era when other networks are losing young male audiences, ESPN is embraced by this key demographic. During the year, ESPN, ESPN2 and ABC Sports together delivered more than 50 percent of total gross ratings points for nationally televised sports programming. Independent surveys of cable operators cite ESPN as number one in importance to cable systems in terms of driving subscriptions, retention and local ad revenue. In a survey of subscribers released toward the end of the year, ESPN was selected the favorite network among cable viewers. And the ESPN growth story continues. In January, we launch ESPN Deportes for the Spanish-speaking audience, and earlier in 2003 inaugurated ESPN HD for people who like their sports in pristine High Definition Television. So far, not many people have such TVs. Now that ESPN is offering HD telecasts, industry analysts predict it will accelerate the adoption of High Definition sets, in much the same way that *The Wonderful World of Color* (which was the name of *The Wonderful World of Disney* back in the '60s) motivated more people to buy color TVs, which resulted in prices coming down, and more people owning color TVs. Another ESPN technological advancement, developed by ESPN.com in association with our Walt Disney Internet Group, is ESPN Motion, which allows people who log on to ESPN.com to view TV-quality clips without waiting for the normal download time. ESPN Motion isn't just great for viewers, but for advertisers as well, since they can finally embed TV-style ads into Internet entertainment. ESPN is also developing an appealing line of consumer products for its fans in addition to publishing the successful and growing *ESPN The Magazine*.



Co-hosts Joy Behar, Meredith Vieira and Star Jones of ABC's *The View* lead their audience in paying tribute to Mickey on his 75th.

Another cable "star" is Disney Channel. This year, the channel celebrated its 20th anniversary, and it did so in a most appropriate way – by having its best year ever. Its ratings were up by 47 percent among kids 6-11, raising the channel to number one among all basic cable networks with kids 6-14. It's close to impossible to calculate the true value of the Disney Channel. It is highly profitable in its own right, while it also represents something of a goodwill ambassador of the Disney brand, coming into the homes of millions of fans every day. And, with its creative and appealing line-up of original programming, it strengthens and reinforces Disney among the so-called "tweens" – kids from ages 9-14.

Disney Channel is yet another franchise factory for our company, thanks to popular shows like *That's So Raven, Kim Possible, Lizzie McGuire* and *Stanley*. To further advance the creation of valuable franchises like these, this year we restructured our animation unit so that Walt Disney Television Animation reports directly to Disney Channel. This gets the creators and the distributors to work closely together to better serve their audience. In November, we launched an international Disney Channel in Japan, which is one of the most enthusiastic nations in the world for all things Disney, so we are quite confident that this newest Disney Channel will be yet another successful one. We expect to add still more Disney Channels in other large Asian and European markets in the years ahead.

Our other cable assets include Toon Disney, whose distribution grew by 19 percent in 2003, SOAPnet, which increased its primetime ratings among women 18-49 by 25 percent, and ABC Family, which was recently integrated into our cable organization so that all of our cable holdings can work more effectively together. In addition, we have equity holdings in some of cable's other premiere services – A&E, The History Channel, Biography, Lifetime and E!


SPORTSCENTER



Hundreds of Disney employees gathered at the Disney Studio Lot in Burbank, California to cheer and serenade Mickey with a lively round of "The Mickey Mouse March" on November 18.

Two other important Media Networks assets are ABC's owned stations and our radio group. ABC's 10 owned stations are located in almost every major metropolitan area within the United States, with seven of them being number one in their markets. On radio, we have 72 owned and operated stations and an incredible 4,800 affiliated stations, including ESPN Radio, which is the largest sports radio network. But my favorite radio asset continues to be Radio Disney, which weekly reaches nearly three million children and one and a half million mothers in markets covering more than 60 percent of the country. Plus, as with Disney Channel, Radio Disney has gone worldwide, with stations in Japan, the United Kingdom, Argentina and Paraguay, and discussions underway to expand further, providing yet more evidence of the international growth potential of the Disney brand.

Disney Consumer Products, like Parks and Resorts, has had to weather the rough economy, which affected the entire field of retail. There are encouraging trends throughout this unit, thanks in large measure to initiatives Consumer Products has taken. First, they have reduced the number of licensees by one-third, which allows us to be more active and focused in the creation and distribution of Disney products. They have also fostered direct-to-retail relationships with more than 20 of the leading retailers in the world. This, too, keeps us creatively involved in the development and presentation of the products that bear the Disney name. These products fall into two broad categories of *core* franchises and *new* franchises. The core franchises include Mickey, Pooh, and the Princess line of merchandise, which has grown from $100 million in worldwide sales in 2000 to $1.3 billion in 2003. The new franchises include best-selling book series, such as *W.i.t.c.h.*, *Artemis Fowl* and *The Cheetah Girls* (which has also been turned into a successful Disney Channel movie) and our Baby Einstein line of merchandise. All of these initiatives are progressing well. One that has needed to be modified is the Disney Stores. In part because of the shifting retail environment, in 2002 we sold our Japanese stores to Oriental Land Company, the owner and



Already earning positive remarks from consumers, MovieBeam is transforming the home entertainment viewing experience with 100 movies available at any time and 10 new movies automatically delivered to the receiver each week, meaning no more trips to the video store and no more rental late fees.



operator of the Tokyo Disney Resort, and have recently decided to explore the sale of the North American and European stores. We hope to conclude this process in 2004.

As we look to the future, we expect the ongoing digital transformation of the entertainment industry to provide significant drivers of growth for the company. New digital technologies present an enormous opportunity for Disney, so much so that we have informally dubbed this Disney's Digital Decade (I guess now it's been formally dubbed). Digital technology offers important advantages on two fronts – to distribute content more efficiently and effectively, and to create more compelling content.

With regard to distribution, digital is creating new ways to deliver our products to our customers. I've already mentioned the impact DVD is having. One reason this format is booming is because it allows us to enhance our films in ways that were never possible on analog VHS tapes. The sharper image, the ability to skip directly to specific scenes, the interactive "extras," the option of viewing a film with the filmmakers' commentary… these are all exciting improvements to the entertainment experience and they are all thanks to the abilities inherent in digital delivery.

In the fall, we launched a new movies-on-demand service called MovieBeam in three cities. The service always offers 100 movies on demand with 10 new movies updated weekly. MovieBeam uses part of the broadcast spectrum to deliver movies to a small receiver on the customer's television. Rather than driving to the video store, MovieBeam customers have 100 digital quality movies-on-demand at their fingertips, creating something of a video store-in-a-box. The initial results in these three cities are very promising. This is part of our ongoing drive to take advantage of the remarkable possibilities of mobile wireless technologies.


USA
USA
2004
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Many wireless systems in Japan and Europe are technologically ahead of those in the United States, making it possible for cell phone users to easily subscribe to Disney ring tones, images and games on their cell phones. We have all seen cell phones evolve from mere portable telephones to sophisticated communications devices with screens ... and screens are something Disney fills, whether in theaters, on TVs, computers or, now, on wireless units. Other digital distribution initiatives include High Definition Television, which I've already mentioned, and ultra-High Definition digital projection of motion pictures in theaters. In mentioning these initiatives, it is important to note that not every one will be a winner; however, the ones that are should put us ahead of the curve and underpin meaningful growth.

As for creating more compelling content, the examples abound. The computer-generated imagery of *Finding Nemo*, the space flight simulation of *Mission: SPACE*, the 3-D wizardry of *Mickey's PhilharMagic*, the worldwide interactivity of Toontown Online, the walking dinosaur Lucky, and the ability of a plush Mickey Mouse called Pal Mickey to serve as a tour guide for guests at our parks at Walt Disney World demonstrate the range of possibilities. Just as no one envisioned the ubiquitous nature of computers a few years ago, it is impossible to foresee all the possibilities of the Digital Decade, but they are coming and Disney will be there.

At the same time that our future lies in once unimaginable technology, it also can be found in the familiar. And there is nothing more familiar, in our company and around the world, than the friendly mouse on the cover of this report. The cover was something of an anniversary present for Mickey, since we just celebrated his 75th year with the company. It was on Nov. 18, 1928 that he made his historic debut in *Steamboat Willie*. Since then, he has had arguably the most consistent career in Hollywood. Whereas most performers experience career ups and downs, Mickey has been a beloved international star without a dip.

To pay homage to the "leader of the club," we have put together a wide-ranging celebration that was kicked off on November 18 at Walt Disney World, where we unveiled 75 remarkable statues of Mickey. Each one was designed by or for a different celebrity or Disney legend, such as Tom Hanks, Elton John, John Travolta, Jamie Lee Curtis and Annette Funicello. The statues will travel on a nationwide tour that ends at Disneyland. They will then be auctioned, with the proceeds going to each celebrity's favorite charity. Other highlights of the celebration include the *Mickey's PhilharMagic* 3-D attraction at Walt Disney World; Mickey starring along with Goofy and Donald in the video premiere film, *The Three Musketeers*; a new Mickey Mouse comic book; Mickey and friends U.S. postage stamps; and Mickey and the gang appearing in computer-generated animation for the first time in the video premiere, *Mickey's Twice Upon a Christmas*. In addition to the fact that Mickey deserves all this recognition, these creative tributes will also help to keep him contemporary and relevant for new generations of fans.

Ultimately, this is what Disney's growth is all about – new generations of fans. Whether it's infants watching Baby Einstein videos, young girls playing with their Disney Princess dolls, "tweens" watching the Disney Channel, teens seeing *Pirates of the Caribbean* for the fifth time, men managing their fantasy sports teams on ESPN.com or young families creating memories together at our parks, your company keeps offering fresh, new entertainment that appeals to generations of consumers around the world, while also maintaining and deepening our connection with long-time loyal supporters. This is how it has been since Mickey took the helm in 1928. This is how it will continue to be as he helps us steer into the next 75 years.

Thank you for being a part of this remarkable company,

Sincerely,

Michael D. Eisner
Chairman and CEO
December 12, 2003

FINANCIAL REVIEW

OVERVIEW

The Walt Disney Company's primary financial goals are to maximize its earnings and cash flow and to allocate capital wisely towards profitable growth initiatives. The company tracks three primary financial measures of success in this regard: a) growth in earnings b) increasing free cash flow and c) improving returns on invested capital.

We believe that the strategic priorities essential to achieving these goals include fostering the competitive advantage the company derives from its strong and differentiated brands, creating and growing enduring franchises that can be leveraged across our diverse set of businesses, and using technological innovation to enhance and better distribute the company's content. Just as importantly, we believe that maximizing value to shareholders over the long term requires adherence to the highest standards of integrity in our business practices, including financial controls and reporting.

2003 SEGMENT RESULTS
REVENUE BREAKDOWN



40% Media Networks
24% Parks and Resorts
9% Consumer Products
27% Studio Entertainment

2003 SEGMENT RESULTS
OPERATING INCOME BREAKDOWN



38% Media Networks
30% Parks and Resorts
12% Consumer Products
20% Studio Entertainment

2003 PERFORMANCE

Our focus on these overarching goals helped deliver improved performance during fiscal 2003, despite the continuation of an uncertain and difficult business climate. Although the economic environment had an adverse effect on the Parks and Resorts and Consumer Products segments, the diversity of Disney's asset base, coupled with rigorous cost management in all of our businesses, helped mitigate the impact on the company as a whole and fueled Disney's overall growth. On an as-reported basis before accounting changes, the company reported earnings of $0.65 for the fiscal year.[1] This figure represents solid growth versus the prior year, especially when one considers the $0.07 in gains

[1] A more detailed description of 2003 results can be found in the section of this Annual Report titled Management's Discussion and Analysis of Financial Condition and Results of Operations.

on the liquidation of investments the company realized in 2002. As the economy continues to rebound, and barring unforeseen changes in the climate for our businesses, we are confident that continued execution of the company's strategic and financial priorities outlined above will yield strong earnings growth in 2004.

COST MANAGEMENT AND PRODUCTIVITY

To support Disney's financial goals, we strive to make increasing operational efficiency an ongoing process for each of our business segments. In all cases, the goal of these efforts is to gain cost advantages without diminishing the quality and integrity of the company's products or the future revenue potential of our businesses.

This fiscal discipline has been particularly important given the recent downturn in some of our business segments – most notably Parks and Resorts, where a disruption in travel and tourism was accompanied by significant increasing cost pressures in areas such as employee benefits.

We continue to work on three key company-wide programs that we expect to deliver ongoing productivity improvements: Strategic Sourcing and Procurement, an increased use of shared services for back office functions, and our investment in enterprise-wide finance and HR systems. We established our Strategic Sourcing and Procurement organization in 1999 to leverage Disney's buying power and increase the sophistication of the company's supply chain and procurement practices. As of the end of fiscal 2003 this organization was delivering annualized purchasing savings of more than $400 million per year. Our move towards shared services seeks to eliminate redundancies in back office processes by centralizing support functions in areas such as accounting and human resources, while the company's implementation of an enterprise-wide information system is designed to standardize, streamline and consolidate information delivery throughout the company. Together, these two initiatives should ultimately account for more than $100 million in annual savings in the company's finance and human resource activities.

Just as it has used disciplined cost management to help address recent downturns, the company intends to maintain its cost conscious approach as the environment improves.

CAPITAL SPENDING

Disney's fiscal 2003 results provided further evidence of the company's success in converting improved performance into increased cash flow and improved capital returns. These efforts were supplemented by careful stewardship of capital spending. The five years between 1996 and 2001 represented a period of increased levels of investment at the company to strengthen and extend the competitive advantage of Disney's key brands and businesses. During this time, capital spending averaged $2 billion annually, as we transformed Disney's theme park properties around the world into destination resorts by adding new theme parks, over 8,000 hotel rooms and 135,000 square feet of convention space to the Parks and Resorts portfolio. During this period, we also allocated resources to expand our cable properties, especially ESPN and the Disney Channel, both domestically and internationally.

Having completed this phase of investment, we decreased capital spending and shifted our focus toward promoting greater utilization of, and increased financial returns from, the company's expanded asset base. For 2003, capital expenditures were approximately $1 billion, in line with 2002 spending and more than $700 million below 2001 levels. In 2003, investment in the Parks and Resorts segment – the largest draw on capital resources – was $577 million, also below 2002 levels. For 2004 we expect that our capital expenditures will increase somewhat versus 2003 as we allocate more resources towards discretionary projects in response to the improving economic climate and new business opportunities, especially at our theme parks segment. Going forward, we continue to target an average annual capital spending level for domestic theme parks that is meaningfully below $1 billion.

TOTAL CAPITAL EXPENDITURES


$2,500
$2,000
$1,500
$1,000
$500
in millions
$0
'96 - '00 average
'01
'02
'03
Parks and Resorts
Other

RETURN ON CAPITAL

The strong results achieved by Studio Entertainment in 2003 reflect our long-term objective of improving returns on investment. Since 1999, we have focused on reducing overall spending in our film business and have simultaneously established a system for evaluating film performance based primarily on returns on invested capital.

The impact of these efforts was evident in 2003. Studio operating income more than doubled over the prior year period, and represented a nearly five-fold increase compared with Fiscal Year 2000. Most importantly, based on our estimates of total revenues from our 2003 live action film slate across all distribution windows including international theatrical, home video and television distribution, we expect the ultimate return on our investment for fiscal 2003 live action films to be in excess of 20 percent.

We also seek to increase shareholder value by allocating capital and other resources based upon the potential to generate attractive returns for the company. The sale of the Anaheim Angels and the potential disposition of the Disney Stores and the Mighty Ducks hockey franchise are direct outgrowths of this discipline.

FREE CASH FLOW AND BALANCE SHEET

The company's ongoing efforts to reduce capital spending, drive revenue growth, optimize operating efficiencies, and closely manage our investment in working capital resulted in after-tax free cash flow[2] for 2003 of just under $1.9 billion. This figure, which represents an increase in excess of 50 percent over the prior year, is particularly noteworthy in light of the challenging economic environment prevailing in both 2002 and 2003.

AFTER TAX FREE CASH FLOW


$2,000
$1,852
$1,500
$1,200
$1,000
$500
in millions
$0
'02
'03

[2]The Company defines "After Tax Free Cash Flow" as cash provided by operations less investments in parks, resorts and other property. For fiscal 2003, these amounts were $2,901 and $1,049 million, respectively. For fiscal 2002, the respective amounts were $2,286 and $1,086 million. After tax free cash flow is a non-GAAP financial metric. Please see the Company's Consolidated Statements of Cash Flows on page 70 of this Annual Report.

Disney's 2003 free cash flow allowed for a reduction in net debt in excess of 10 percent during the year.[3] We continue to target further improvement in our credit statistics and will therefore seek to further reduce debt levels in 2004. We will continue to oversee the company's overall debt portfolio with the primary objectives of ensuring current liquidity, balancing scheduled maturities over future periods, minimizing interest costs and limiting exposure to interest rate fluctuations to prudent levels.

SHAREHOLDER RETURNS

As we continue to pursue our goals for the company's balance sheet and for generation of higher levels of free cash flow, we will strive to allocate funds to projects with high potential returns as the primary means of delivering long-term value to shareholders. To the extent the company generates more cash than it anticipates being able to invest in this regard, we will look to utilize excess cash to pay shareholder dividends and/or repurchase Disney stock.

In December 2003, the Disney Board of Directors declared a cash dividend of $0.21 per share (or approximately $430 million in total), making this our 48th consecutive year of dividend payments to shareholders.

TOTAL RETURNS TO INVESTORS

In Fiscal Year 2003, our progress in expanding the company's businesses, franchises and brands and leveraging new technological platforms helped drive a 36 percent increase in Disney's stock price. During the same 12-month period ended Sept. 30, 2003, the S&P 500 appreciated 25 percent. From a longer term perspective, an investment of $1,000 in Disney stock in 1984 was worth $18,813 on Sept. 30, 2003, providing a 17 percent compound annual return over the 19-year period. A similar investment in the S&P 500 would have yielded $9,803 during the same period.

Looking forward, the company is focused on delivering long term returns to our shareholders that exceed the overall market and deliver on the inherent strength of the Disney assets. The recent challenging environment has diminished neither the appeal of Disney's products nor management's ability and commitment to continue improving the company's performance. The company's solid and well-tested brands, enduring character franchises and innovative approach toward the use of technology – under the stewardship of Disney's experienced management team – offer potential for attractive long-term growth in earnings, cash flow and returns on invested capital.

CUMULATIVE TOTAL RETURN

Based upon an initial investment of $1,000 on Sept. 30, 1984 with dividends reinvested.



$20,000
$10,000
$0
$1,000
$1,000
S&P 500
The Walt Disney Co.

[3]The company defines "Net Debt" as total borrowings less cash and cash equivalents. For fiscal 2003, these amounts were $13,100 and $1,583 million, respectively. For fiscal 2002, the respective amounts were $14,130 and $1,239 million. Net debt is a non-GAAP financial measure. Please see the Company's Consolidated Balance Sheets on page 69 of this Annual Report.

SINCE ITS FOUNDING IN 1923,

The Walt Disney Company has remained faithful in its commitment to producing unparalleled entertainment experiences based on its rich legacy of quality creative content and exceptional storytelling. Today, Disney is divided into four major business segments: Studio Entertainment, Parks and Resorts, Media Networks and Consumer Products. Each segment consists of integrated, well-connected businesses that operate in concert to maximize exposure and growth worldwide.

STUDIO ENTERTAINMENT



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The Studio Entertainment unit is the foundation on which The Walt Disney Company was built, and at its heart are world-renowned animated features and live-action motion pictures. With the creation of Mickey Mouse and *Snow White and the Seven Dwarfs*, the world's first full-length animated feature, the Disney name quickly became synonymous with quality entertainment for the whole family.

The Walt Disney Studios distributes motion pictures under Walt Disney Pictures – which includes Walt Disney Feature Animation and DisneyToon Studios – Touchstone Pictures, Hollywood Pictures, Miramax Films and Dimension Films. Buena Vista International serves as the studio's international distribution arm. Buena Vista Home Entertainment and Buena Vista Home Entertainment International together distribute Disney and other film titles to the rental and sell-through home entertainment markets worldwide. Buena Vista Theatrical Productions is one of the largest producers of Broadway musicals, and the Buena Vista Music Group distributes original music and motion picture soundtracks under its four record labels: Walt Disney Records, Buena Vista Records, Hollywood Records and Lyric Street Records.

PARKS AND RESORTS



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Walt Disney Parks and Resorts is where the magic lives and home to Disney's beloved characters. The segment traces its roots to 1952, when Walt Disney formed what is now known as Walt Disney Imagineering to build Disneyland in Anaheim, California. Today, Walt Disney Parks and Resorts operates or licenses 10 theme parks on three continents with an 11th park currently under construction in Hong Kong, along with 35 resort hotels, two luxury cruise ships and a wide variety of other entertainment offerings.

In 2003, seven of Disney's theme parks ranked among the top 10 most-visited worldwide, according to *Amusement Business Magazine.* The Walt Disney World Resort in Orlando, Florida retains its long-standing title as the top vacation destination in the world; Disneyland Resort Paris is the number one tourist destination in Europe; and the Tokyo Disney Resort is the number one tourist destination in Asia.

In addition to theme park resorts in California, Florida, Tokyo and Paris, Parks and Resorts operates the Disney Cruise Line, which celebrated its fifth anniversary in 2003; the Disney Vacation Club, which is one of the most successful vacation ownership programs in the world; Disney Regional Entertainment, which runs eight ESPN Zone sports dining and entertainment locations; and Anaheim Sports, Inc., which oversees Disney's National Hockey League franchise, The Mighty Ducks.




MOTOROLA



CONSUMER PRODUCTS



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Disney merchandising began in 1929 when Walt Disney was approached by a businessman interested in placing Mickey Mouse on the cover of a children's writing tablet. The Consumer Products segment now extends the Disney brand to merchandise ranging from apparel, toys, home décor and books to interactive games, foods and beverages, electronics and fine art.

Disney Consumer Products is one of the largest licensors in the world. It is divided into Disney Hardlines, Disney Softlines and Disney Toys. Disney Publishing is the world's number one children's publisher, with domestic imprints including Hyperion Books for Children, Disney Press and Disney Editions, as well as the number one children's magazine in the United States, *Disney Adventures*.

Other businesses under Disney Consumer Products are Buena Vista Games, bringing Disney content to the interactive gaming community; The Baby Einstein Company, which produces developmental media for infants; and the Disney Stores worldwide and Disney Direct Marketing, which includes DisneyStore.com and the Disney catalog.

MEDIA NETWORKS



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The Media Networks segment encompasses a vast array of properties on the television, cable, radio and Internet landscape. The ABC Television Network includes ABC Entertainment, ABC Daytime, ABC News, ABC Sports, ABC Kids and the Disney-owned production company Touchstone Television. ABC Owned Television Stations operates 10 stations in top markets across the country, ABC Radio owns 72 stations nationwide, and the company's expansive radio offerings include Radio Disney, ESPN Radio and ABC News Radio.

Media Networks incorporates a suite of cable networks, including ESPN, Disney Channel, ABC Family, Toon Disney, and SOAPnet. The segment also operates Walt Disney Television Animation and Fox Kids International, and holds the company's equity interest in Lifetime Entertainment Services, A&E Television Networks and E! Networks.

Also included in the Media Networks segment are Buena Vista Television, which produces and distributes syndicated programming; Buena Vista Television International, which distributes Disney's series and movies for television outside the United States; Hyperion Books, Disney's general interest publishing imprint; and Walt Disney Internet Group, which leads corporate Internet business and technology strategy and manages many of the company's Internet properties.





STUDIO ENTERTAINMENT

The Walt Disney Studios enjoyed one of the best years in its storied history. The studio released its most profitable live action slate ever, led by the phenomenal performance of the year's number one live action film, Pirates of the Caribbean: The Curse of the Black Pearl. *The studio also continued its legendary tradition in animation with the Disney/Pixar summer blockbuster,* Finding Nemo, *which became the number one animated film of all time, and the hit holiday release,* Brother Bear, *which reunited the musical magic of Phil Collins with the epic storytelling talents of Disney.*



Front row, left to right: Thomas Schumacher, president, Disney Theatrical Productions, – Nina Jacobson, president, Buena Vista Motion Pictures Group – Dick Cook, chairman, The Walt Disney Studios – Mickey Mouse – David Stainton, president, Walt Disney Feature Animation. Second row, left to right: Chuck Viane, president, Buena Vista Pictures Distribution – Harvey Weinstein, co-chairman, Miramax – Bob Weinstein, co-chairman, Miramax – Oren Aviv, president, Buena Vista Pictures Marketing – Bernardine Brandis, executive vice president, business and legal affairs – Alan Bergman, executive vice president and chief financial officer. Third row, left to right: Bob Cavallo, chairman, Buena Vista Music Group – Mark Zoradi, president, Buena Vista International and Buena Vista Home Entertainment International – Bob Chapek, president, Buena Vista Home Entertainment – Dennis Maguire, president, Buena Vista Home Entertainment International – Chris Montan, president, Walt Disney Music.



Audiences went wild for Disney's *Brother Bear* last fall.



Touchstone Pictures' *The Alamo* is a new, action-packed retelling of an American legend that shows there are at least two sides to every story when extraordinary figures in American history are involved.

The studio shattered its previous best record in distribution, becoming the first in industry history to achieve $3 billion in worldwide box office. In international theatrical alone, the studio generated more than $1 billion for a record ninth consecutive year. In home entertainment markets, the studio continued to dominate the family entertainment sector, retaining its number one position. For 2004, the studio will offer another appealing lineup of new films and home video releases.

WALT DISNEY PICTURES

The April release of *Holes* got 2003 off to a great start, as Louis Sacher's award-winning book made the transition to the big screen and became one of the year's most popular family films. Following a long and successful run on Disney Channel, Lizzie McGuire made her big screen debut in May with *The Lizzie McGuire Movie*. Hilary Duff's comical turn as the gawky-teen-turned-beautiful-pop star captured the imagination of her loyal fans and attracted new ones as well.

July saw the release of Disney's all-time most successful live action movie, *Pirates of the Caribbean: The Curse of the Black Pearl*, a swashbuckling extravaganza from producer Jerry Bruckheimer and director Gore Verbinski. Inspired by the popular theme park attraction, the filmmakers crafted a fresh and fun pirate tale brought to life by memorable performances from Johnny Depp, Geoffrey Rush, Orlando Bloom and Keira Knightley. The film was second only to *Finding Nemo* at the worldwide 2003 box office, with a sensational domestic gross of $340 million and worldwide gross of more than $750 million.

Freaky Friday, a new take on the 1976 Disney comedy, also provided moviegoers of all ages with family-friendly summer entertainment. The film expanded upon the studio's successful run of live action hits with its impressive domestic gross of nearly $110 million.

Rounding out Disney's live action slate was the November release of *The Haunted Mansion*, which captured the 2003 Thanksgiving weekend box office crown. Eddie Murphy joined a cast of ghosts and goblins from the popular Disney attraction to scare up laughs in theaters across the country.



Walt Disney Pictures skated off in January with Disney's inspiring drama, *Miracle*. Building on the success of such recent Disney sports-themed family favorites as *Remember the Titans* and *The Rookie*, this film stars Kurt Russell as the late coach Herb Brooks, who led the underdog United States ice hockey team to an incredible upset victory against the Soviet Union in the 1980 Olympic Winter Games at Lake Placid, New York. *Monday Night Football's* Al Michaels inspired the movie's title and, playing himself, relives his famous cry of "Do you believe in miracles?...Yes!"

The teen star of *Freaky Friday*, Lindsay Lohan, returns for *Confessions of a Teenage Drama Queen*, a lively comedy about teenage angst and the struggle to be oneself.





Mr. Incredible once fought crime, but a forced retirement has him battling boredom – and a bulging waistline – in *The Incredibles*, the sixth computer-animated film from Disney/Pixar.

Johnny Depp brought in box-office treasure as Capt. Jack Sparrow in *Pirates of the Caribbean: The Curse of the Black Pearl* (top).

In *The Haunted Mansion*, Eddie Murphy made audiences' spines tingle and bellies burst with laughter (above).

Princess Diaries 2 arrives in time for prime summer movie-going, with Anne Hathaway, Julie Andrews and director Garry Marshall all returning. Mia has some exciting new challenges when she learns that she must be married in two months to save the monarchy from being eradicated.

TOUCHSTONE PICTURES

Touchstone Pictures served up a diverse slate of motion pictures in 2003, ranging from comedy to western to action-adventure, and enjoyed one of its best years ever. Touchstone Pictures started the year off with the Al Pacino/Colin Farrell suspense thriller, *The Recruit*, and the Jackie Chan/Owen Wilson action comedy, *Shanghai Knights*. Together, these moderately budgeted films grossed more than $110 million domestically.

Bringing Down the House, released in March, was one of 2003's biggest hits and became Steve Martin's most successful movie yet, seeing him paired with the versatile Queen Latifah. This moderately budgeted odd couple comedy grossed more than $130 million domestically.

It's up to three cows to rope in outlaw Alameda Slim to save the farm in Disney's latest animated film, *Home on the Range*.





Kate Hudson stars as a free-wheeling twenty-something who suddenly has to raise three kids in *Raising Helen*.

Director/actor Kevin Costner brought new excitement to the western genre with the August release of *Open Range*. This saga of the Old West won critical acclaim and showcased the talents of Costner's co-stars Robert Duvall and Annette Bening.

Touchstone Pictures' fall schedule included the charming romantic comedy *Under the Tuscan Sun*, which found Diane Lane as a San Francisco divorcee whose life takes an unexpected turn when she purchases an Italian villa on a whim.

Calendar Girls, released in December, starred Helen Mirren and Julie Walters as resourceful mature women who raise money and eyebrows when they bare all for charity.

In March 2004, the adventure *Hidalgo* races to the big screen to deliver epic entertainment. Viggo Mortensen (*The Lord of the Rings*) stars as legendary distance rider Frank T. Hopkins, whose pride, honor and survival are on the line when he competes against the world's greatest horseback riders in the death-defying 3,000-mile Ocean of Fire race across the Arabian Desert.

The Touchstone Pictures schedule continues with the spring release of *Ladykillers* from acclaimed filmmakers Joel and Ethan Coen. Tom Hanks stars as an eccentric southern professor who assembles a band of less-than-competent thieves to rob a Mississippi riverboat casino. When the gang rents a room from unsuspecting, straight-laced, church-going little old Mrs. Munson, they get more than they bargained for, along with a strong reminder that crime doesn't pay.

In April, *The Alamo*, from director John Lee Hancock and starring Billy Bob Thornton, Dennis Quaid and Jason Patric, blends history, myth and legend, as it tells the story of the famed 1836 battle and recounts the heroic deeds of Davy Crockett, James Bowie and Col. William Travis for a new generation of moviegoers.

Bernie Mac steps up to the plate this May in the comedy, *Mr. 3000*. He plays a retired baseball star whose record of 3000 career base hits is in jeopardy when three of those hits are disqualified. Reluctantly getting back into uniform to defend his title, he rediscovers his love of the game and, in the process, falls for a sports reporter played by Angela Bassett.

On the heels of the critically acclaimed hit *Holes*, the partnership between Walt Disney Pictures and Walden Media continues with *Around the World in 80 Days*. Set for release this June, this inventive take on the Jules Verne classic stars Jackie Chan and Steve Coogan, as well as a star-studded cast of celebrity cameos.

Jerry Bruckheimer presents the action-packed adventure *King Arthur*, a spectacular, epic look at the classic legend.





In *Chicken Little*, an upcoming computer-animated movie from Walt Disney Feature Animation, the film's plucky hero tries to live down the infamous "sky is falling" incident.



Academy Award®-winner Tom Hanks is out to bamboozle Irma Hall in the latest film from the Coen Brothers, *Ladykillers*.

Director M. Night Shyamalan, the creator of hit Touchstone films *The Sixth Sense, Unbreakable* and *Signs,* returns with his latest thriller, *The Village,* which is due for a summer 2004 release. Joaquin Phoenix, Adrien Brody, Sigourney Weaver and William Hurt star in this tale about a close-knit community that discovers a mythical race of creatures living in the nearby woods.

In September, Touchstone offers *Raising Helen*, a poignant new comedy from director Garry Marshall, starring Kate Hudson as a career-minded party girl who finds herself plunged into motherhood when three children come to live with her.

The 2004 Touchstone Pictures slate continues with the October release of *Ladder 49*, an action-drama starring Joaquin Phoenix and John Travolta as Baltimore firemen who risk their lives when faced with the worst blaze of their careers.

The industry's top producer, Jerry Bruckheimer, serves up two entertaining motion pictures in 2004. This July's epic tale, *King Arthur,* is a spectacular story of chivalry, bravery and one man's destiny. Bruckheimer's fresh look at the origins of this legendary hero provides a thrilling, edge-of-the-seat adventure in which action and historical grandeur come together. In *National Treasure* due this November, Nicolas Cage plays a patriotic treasure hunter who discovers a 228-year-old map hidden on the back of the Declaration of Independence. Joining with two friends, he tries to locate the legendary treasure before it falls into the wrong hands.

WALT DISNEY FEATURE ANIMATION

Walt Disney Pictures and Pixar Animation Studios made box office history in 2003 when the May release of *Finding Nemo* surpassed *The Lion King* to become the most successful animated feature of all time. With a domestic gross of more than $340 million, this fifth computer-animated feature under the Disney/Pixar partnership also became the top-grossing film of 2003. *Finding Nemo* won tremendous acclaim from moviegoers and critics alike with its appealing blend of comedy, heartfelt emotion and breathtaking underwater imagery.

Fall 2003 saw the release of Disney's *Brother Bear* from Walt Disney Feature Animation. With six new songs by Academy Award®-winning singer/songwriter Phil Collins (*Tarzan*), an opening song by Tina Turner, engaging characters and beautiful artistic interpretations of the Pacific Northwest, this film explored the unique bond between brothers as well as man's complex relationship with nature.

In April 2004, Walt Disney Pictures will present *Home on the Range*, a rollicking western-themed animated musical-comedy featuring some foot-stomping new songs from multiple Oscar®-winning composer Alan Menken and lyricist Glenn Slater, sung by such top talent as Bonnie Raitt, k.d.lang and Tim McGraw.

The latest Disney/Pixar feature, *The Incredibles*, a hilarious and adventurous tale of superheroes and villains, arrives in November 2004.



Timon and Pumbaa go behind the scenes to show how they were always there for the king of the jungle in *The Lion King 1½*.



Firefighters take center stage in *Ladder 49*, an action-drama starring Joaquin Phoenix and John Travolta.



It's all for fun and fun for all in Disney's *The Three Musketeers*, an outrageously funny musical take on the classic story starring all-time favorites Mickey, Donald and Goofy.



Nicole Kidman and Renée Zellweger star in Miramax's *Cold Mountain*, directed by Academy Award-winner Anthony Minghella.

DISNEYTOON STUDIOS

Two fun-filled family movies from DisneyToon Studios captured the hearts of young moviegoers, while providing parents with new adventures starring their childhood favorites. *The Jungle Book 2*, a sequel to the 1967 Disney classic, added an all-new chapter to one of the studio's best-loved animated films, with John Goodman as Baloo and Academy Award nominee Haley Joel Osment as Mowgli. *Piglet's Big Movie* brought new adventures to the Hundred Acre Wood and featured songs written and performed by Carly Simon.

101 Dalmatians II: Patch's London Adventure premiered with great success on Disney DVD and video, further reinforcing DisneyToon Studios' commitment to the company's beloved animation franchises. Featuring lush, fluid animation in the style of the original, with toe-tapping tunes and a stellar voice cast headed by Barry Bostwick, Jason Alexander and Martin Short, the animated sequel was one of the top-selling DVD/video premiere titles for the year.

The Lion King 1½ kicks off a promising slate of DVD/video premieres for 2004. The movie presents the story of *The Lion King* from the perspective of Timon and Pumbaa, reuniting the entire original voice cast and featuring new music from Elton John, Tim Rice and Lebo M.

Winnie the Pooh's Springtime with Roo, a heartwarming tale in which lovable little Roo takes center stage, arrives just in time for Easter. For summer, *Mulan II* brings back all the favorite characters from the original classic. And Mickey, Donald and Goofy team up for swashbuckling action in *The Three Musketeers*, an outrageous musical take on the classic story.

Holiday 2004 marks the debut of the computer-generated film, *Mickey's Twice upon a Christmas*, featuring Mickey Mouse and his friends in an original collection of warm and whimsical tales about the importance of opening your heart to the spirit of Christmas.

MIRAMAX

The year was solid for Miramax's many divisions, including Miramax and Dimension Films, Miramax Home Entertainment, Miramax Television and Miramax Books. Miramax dominated the 2003 Academy Awards, receiving a record-breaking 40 nominations and winning nine Oscars overall. Academy Award-winning Best Picture *Chicago* became the highest grossing film in Miramax's history, *Gangs of New York* was nominated for 10 Academy Awards, and Dimension's *Spy Kids 3-D: Game Over* demonstrated once again the strength of this family film franchise.

Chicago, which won a total of six Oscars, went on to gross more than $170 million in domestic box office receipts and $310 million worldwide.

During a summer in which many sequels did not meet expectations, Dimension's *Spy Kids 3-D: Game Over* proved particularly successful. The third installment in this family adventure trilogy exceeded the opening weekend gross of its two predecessors, becoming the second film in the series to pass $100 million.

Miramax Books had another tremendous year, marked by several titles making *The New York Times* best-seller list, including *Leap of Faith* by Queen Noor of Jordan, *Artemis Fowl III: The Eternity Code*, and *Semi-Homemade Cooking* by Sandra Lee.

In fall 2003, Miramax Books published *Madam Secretary*, a memoir by former Secretary of State Madeleine Albright, as well as best-selling novelist Martin Amis'



Daryl Sabara and Alexa Vega in Robert Rodriguez's *Spy Kids 3-D: Game Over*.



Mickey and Minnie skate in front of the golden castle in Feld Entertainment's production of Disney On Ice's *Princess Classics*.

first novel in nearly six years, *Yellow Dog*. Future Miramax Books publications include memoirs from NBA superstar Yao Ming, lessons on fathers and sons by television journalist Tim Russert, and Karenna Gore Schiff's book about unsung heroines of the 20th century.

Miramax's theatrical releases in late 2003 included Quentin Tarantino's highly anticipated *Kill Bill Vol.1*, starring Uma Thurman, Lucy Liu, Daryl Hannah, Vivica A. Fox and Michael Madsen, and *Cold Mountain*, starring Nicole Kidman, Renée Zellweger and Jude Law, and directed and written by Academy Award-winner Anthony Minghella. In 2003, Dimension released *Scary Movie 3*, which achieved the most successful three-day opening ever for a Miramax or Dimension film and, like the first two highly successful installments of the franchise, went on to surpass the $100 million mark at the domestic box office.

In 2004, Miramax plans to release Quentin Tarantino's *Kill Bill Vol. 2*; *Ella Enchanted*, starring Anne Hathaway; *J.M. Barrie's Neverland*, starring Johnny Depp, Kate Winslet and Dustin Hoffman; and *An Unfinished Life*, starring Robert Redford, Morgan Freeman and Jennifer Lopez, and directed by Lasse Hallström. Dimension's 2004 releases include *Mindhunters*, starring Val Kilmer, LL Cool J and Christian Slater; and *Cursed*, directed by Wes Craven and starring Christina Ricci, Shannon Elizabeth and Mandy Moore.



Toni Braxton returned to Broadway in the title role of Elton John and Tim Rice's *Aida* for a successful 10 week engagement.

BUENA VISTA THEATRICAL GROUP

Buena Vista Theatrical Group consists of Disney Theatrical Productions, which produces all of Disney's Broadway stage musicals, and Disney Live Family Entertainment, which is responsible for Disney On Ice and other live entertainment offerings.

During the past year, Disney Theatrical's 17 stage productions of *Beauty and the Beast, The Lion King* and *Aida* raised the curtain on more than 5,000 performances and entertained more than nine million guests in seven countries, making Disney Theatrical one of the world's largest producers of Broadway musicals.

Disney's *Beauty and the Beast* – now in its 10th year on Broadway – became the second-longest-running show currently on Broadway and the seventh-longest-running show in history. *Beauty and the Beast* completed seven-and-a-half years of touring North America in August and concluded an international tour of the United Kingdom and Ireland in May. In addition to Broadway, the show can now be seen in Kyoto, Japan, with a new production opening in Seoul, Korea, in July 2004.

The Lion King – now in its seventh year at the New Amsterdam Theatre on Broadway – has productions in Sydney, London, Tokyo, Nagoya, Hamburg and two domestic tours. *The Lion King* completed a very successful nearly four-year run in Toronto in June 2003. A new production will open in Holland in April 2004.

Elton John and Tim Rice's *Aida* welcomed Toni Braxton as well as Michelle T. Williams of Destiny's Child to the cast on Broadway in the latter half of 2003 in two separate, limited engagements. In addition, *Aida* completed two-and-a-half years touring North America, and a successful two-year production in Holland completed its run in August. New productions opened in Essen, Germany, in October and Osaka, Japan, in December.

In a co-production between Disney Theatrical and veteran producer Cameron MacKintosh, the world premiere of *Mary Poppins* is scheduled to take place in London in December. Disney Theatrical's new musical *On the Record*, featuring classic songs from the Disney catalog, is scheduled to begin touring markets in the United States in November 2004.

Disney On Ice, which is licensed by Disney Live Family Entertainment to Feld Entertainment, had its best year since its inception in 1981. Disney On Ice broke revenue, income and attendance records as seven shows traveled the globe performing for more than 10 million people. In its first year, the flagship show *Princess Classics* was an enormous hit. New shows include Disney/Pixar's *Monsters, Inc.*, which opened the doors to Monstropolis in August, and *Mickey and Minnie's Magical Journey*, which made its debut in the fall of 2003.

Fuschia, as Rafiki, in the Los Angeles company of *The Lion King* at the Pantages Theatre.



Chicago capped a stellar fiscal year for Buena Vista Home Entertainment, while *The Lion King, Finding Nemo* and *Pirates of the Caribbean: The Curse of the Black Pearl* helped the division get 2004 off to a strong start.


2-DISC COLLECTOR'S EDITION
PIXAR
FINDING NEMO
"One Of The Year's Best Films."
RENEE ZELLWEGER
RICHARD GERE
PLATINUM EDITION
THE LION KING
2-DISC SPECIAL EDITION
FEATURING AN ALL-NEW SONG

BUENA VISTA INTERNATIONAL

Buena Vista International continued its billion-dollar box office streak for an unprecedented ninth consecutive year. Driving its record-setting performance was a thematically balanced slate of films that appealed to a broad variety of audiences, with the top four performers being *Pirates of the Caribbean: The Curse of the Black Pearl, Finding Nemo, Bruce Almighty* and *The Jungle Book 2.*

Pirates of the Caribbean surpassed $340 million in international box office, making it the highest grossing live action title ever released internationally under the Walt Disney Pictures label. The Disney/Pixar release *Finding Nemo* has become the most successful animated title in multiple countries, surpassing *The Lion King*.

Acquired for international distribution, *Bruce Almighty* set opening weekend records around the globe and generated more than $200 million to become Buena Vista International's highest grossing acquisition to date. *The Jungle Book 2* introduced Mowgli, Baloo and the rest of the classic *Jungle Book* characters to a new generation of moviegoers while grossing nearly $90 million at the international box office.

BUENA VISTA HOME ENTERTAINMENT

Buena Vista Home Entertainment (BVHE) continued to play a leading role in 2003 by holding the number one position in home entertainment market share while releasing eight of the top 20 video titles of the year.

101 Dalmatians II: Patch's London Adventure continued BVHE's exciting Disney Video Premiere tradition by winning the industry's Best Direct-to-Video Release award for 2003. Coupled with the successes of such direct-to-video top sellers as *Stitch! The Movie, Atlantis: Milo's Return* and *Inspector Gadget 2*, BVHE released seven of the top 10 direct-to-video titles of the year.

In January 2003, *Signs* became one of the top titles of the year. *Sweet Home Alabama* also proved to be a sweet success for BVHE. Both of these titles ranked among the top revenue-generating releases for the year.

The summer of 2003 sizzled for BVHE. *Bringing Down the House*, released in early August, filled households across the country. *Chicago*, the motion picture that swept through the 2003 awards season, made its DVD debut in August. The film danced circles around the competition with its award-winning acclaim and the inclusion of superb DVD extras. *Chicago* and *Bringing Down the House*, along with other strong performers, helped to secure BVHE's strong position in the live action market.

In October, BVHE issued the highly anticipated Platinum Edition release of *The Lion King,* which sold more than 13 million units, making it the biggest reissue in industry history. To ensure that new DVD households will have the opportunity to collect more of these premium titles, while also maintaining the long-term value of these franchises, a new strategy for the Platinum Collection was put in place, increasing the collection from 10 to 14 titles overall. Beginning in 2005, two new titles a year will be released as part of the Platinum Collection.


ジョニー・デップ
自由を愛する一匹狼
ジャック・スパロウ
パイレーツ・オブ・カリビアン
呪われた海賊たち

Pirates of the Caribbean: The Curse of the Black Pearl is the highest grossing live action title ever released internationally under the Walt Disney Pictures label.

In time for the holiday season, BVHE released the highly successful titles, *Finding Nemo*, which became the number one DVD of all time, *Pirates of the Caribbean* and the direct-to-video *George of the Jungle 2*.

Looking ahead, BVHE's release schedule will feature such leading titles as *Brother Bear*, *The Haunted Mansion* and the Disney Video Premiere of *The Lion King 1½*.

BUENA VISTA HOME ENTERTAINMENT INTERNATIONAL

In 2003, Buena Vista Home Entertainment International (BVHEI) had its best year ever in marketing and distributing DVD and VHS units outside the U.S. and Canada, surpassing last year's record-breaking performance.

Already the top force in VHS sell-through, BVHEI helped drive adoption of the DVD format by families through release of popular Disney animated and live action titles. The DVD sales of the vast array of animated catalog titles, combined with the new releases of *The Jungle Book 2* and *101 Dalmatians II: Patch's London Adventure*, made 2003 a year of significant progress in the DVD market.

In 2004, BVHEI is poised to retain its long-time status as market share leader with an outstanding slate of films. In addition to *The Lion King* Platinum Edition, *Finding Nemo*, *Pirates of the Caribbean*, *Brother Bear* and *The Lion King 1½*, BVHEI has international distribution rights to the world's number one live action comedy of 2003, *Bruce Almighty*.

BUENA VISTA MUSIC GROUP

Buena Vista Music Group's (BVMG) year was led by the number one teen superstar, Hilary Duff. Her debut solo album on Buena Vista/Hollywood Records, *Metamorphosis*, soared to the top of the charts and was certified platinum in 10 days. Her single, *So Yesterday*, was number one on *Billboard's* Hot 100 Chart.

In 2003, Hollywood Records released Josh Kelley's debut album and hit single, *Amazing*, enjoyed big sales from the soundtrack of *Freaky Friday*, and released critically acclaimed albums from Calvin Richardson and the orchestral pop group The Polyphonic Spree.

Walt Disney Records had a strong year as the world's number one soundtrack and number one children's music label. Several albums achieved platinum status, including the soundtracks for *The Lizzie McGuire Movie*, the *Lizzie McGuire* TV series and *Lilo & Stitch*. *Disneymania* was certified gold, and the *Brother Bear* soundtrack, featuring Phil Collins, achieved success along with the film during the holiday season.

At Lyric Street Records, award-winning group Rascal Flatts' sophomore album *MELT* debuted at number one on *Billboard's* Country Albums Sales Chart, number five on *Billboard's* Top 200 Albums Chart (all genres) and was certified platinum in just five weeks. Lyric Street introduced 12-year-old singing sensation Ashley Gearing in 2003. Her debut single, *Can You Hear Me When I Talk To You?*, made her the youngest female artist to make the charts in country music history.

BVMG's key anticipated releases for 2004 include new albums from Hilary Duff, Raven, The Polyphonic Spree, 3rd Strike, Los Lobos, Kevin Denney and Aaron Tippin.


Hilary Duff

Hilary Duff's debut solo album *Metamorphosis* enjoyed platinum success and hit number one on the popular music charts.



Rascal Flatts' album, *MELT*, on Lyric Street Records is the group's second CD to reach platinum status.



Disney's *The Jungle Book 2* was a top-selling title internationally on video and DVD.



PARKS AND RESORTS



In 2003, after a five-year period of unprecedented development, Walt Disney Parks and Resorts entered its next strategic phase, dedicated to driving growth through a combination of initiatives designed to increase returns on existing assets and reach new markets.

Since 1998, the legendary artists and engineers at Walt Disney Imagineering have created a record four new theme parks, and in the process, transformed all of Disney's resorts around the globe into multi-day vacation destinations, complete with world-class lodging, shopping, diverse daytime and nighttime entertainment and at least two Disney parks.

Over the next several years, Walt Disney Parks and Resorts will continue to grow by making strategic investments in its entertainment offerings at these properties, building closer relationships with millions of resort guests and exploring new ways to bring the Disney vacation experience to a broader audience.

Back row, left to right: Karl L. Holz, president, Disney Cruise Line – Martin A. Sklar, vice chairman and principal creative executive, Walt Disney Imagineering – Mas Imai, executive vice president, Walt Disney Attractions Japan and Disneyland International – Jim Hunt, executive vice president and chief financial officer – Michael Mendenhall, executive vice president, global marketing and support – Donald W. Goodman, president, Walt Disney Imagineering and Disney Creative Entertainment – Regynald Washington, vice president and general manager, Disney Regional Entertainment – Nick Franklin, senior vice president, international development. Bottom row, left to right: André Lacroix, chairman and CEO, Euro Disney S.A. – Al Weiss, president, Walt Disney World Resort – Meg Crofton, executive vice president, human resources – Jay Rasulo, president, Walt Disney Parks and Resorts – Leslie Goodman, senior vice president, strategic communications – Matthew A. Ouimet, president, Disneyland Resort – Donald C. Robinson, executive vice president, Hong Kong Disneyland.




NAVIGATOR

THE WORLD'S BEST FAMILY ENTERTAINMENT

Providing the world's best family entertainment remained the top strategic priority at Walt Disney Parks and Resorts in 2003, as its Imagineers continued to develop – and thousands of global cast members continued to deliver – the incomparable blend of shows, attractions and guest service that has defined the Disney experience for decades.

E-Ticket Attractions

"E-Ticket" attractions, such as *Space Mountain, Pirates of the Caribbean* and *Splash Mountain,* have been among the most thrilling and highly visible symbols of Disney theme parks for nearly 50 years.

Building on this tradition, Walt Disney Imagineering set a new standard for "E-Ticket" entertainment in 2003, again bringing Disney's timeless storytelling together with leading-edge technology to create the most exciting attractions ever.

Mission: SPACE, which opened at Epcot in August, launches theme park entertainment to new heights, combining the artistry of Disney with technology to create a space adventure that takes guests who "Choose to Go!" all the way to the surface of Mars.

In California, construction continued on *The Twilight Zone™ Tower of Terror*, a pulse-racing adaptation of the landmark attraction that has thrilled and entertained millions of guests at Disney-MGM Studios in Florida. Guests who brave the creepy façade of the once-glorious Hollywood Tower Hotel board a foreboding freight elevator that ascends 13 stories before plunging to the basement in an unpredictable series of plummets and ascents. The first guest check-in is scheduled for May 2004.

Work also started on *Soarin' Over California*, which is scheduled to open at Epcot in 2005. This landmark attraction debuted at Disney's California Adventure and gives guests the ultimate sensation of free flight as they "hang glide" over the most awe-inspiring landscapes of the Golden State.

Disney's Animal Kingdom unveiled plans for its biggest attraction ever during a celebration of the park's fifth anniversary in April. Scheduled to welcome its first intrepid explorers in 2006, *Expedition EVEREST* will take guests on a high-speed adventure through the thundering waterfalls and glistening glaciers of the Himalayas.


Live
on

Live Shows and Spectaculars

Like "E-Ticket" attractions, live shows and spectaculars capture the essence of the Disney experience and are an essential part of the varied entertainment found at Disney destinations throughout the world.

These high-impact productions were more exhilarating than ever in 2003, using fresh talent and new theatrical techniques to bring the magic of Disney to life in unprecedented ways.

At Disney's California Adventure, theater critics and audiences alike cheered the arrival of *Disney's Aladdin – A Musical Spectacular*, which brings Broadway-caliber entertainment to a theme park for the first time ever and offers guests a brand new way to experience the story of one of the most popular animated films in history.

In April, characters from Disney Channel descended on Disney's California Adventure in the smash hit, *Playhouse Disney – Live on Stage!*, which invites the park's youngest guests to dance and sing along with such stars as Bear and Stanley.

In October, *The Golden Mickeys*, a multi-media stage show paying tribute to Walt Disney, premiered to wild applause aboard the Disney Cruise Line, and a new pyrotechnic spectacular called *Wishes* debuted in the skies over the Magic Kingdom at Walt Disney World.

And in 2005, the secrets behind Hollywood's most astounding stunts will be revealed as an incredible new stunt show – based on the popular *Moteurs ... Action! Stunt Show Spectacular* at the Disneyland Paris Resort – bursts onto the backlot at Disney-MGM Studios at Walt Disney World.








The
HOLLYWOOD
TOWER
Hotel

Disney Stories in Three Dimensions

For nearly half a century, Disney's theme parks have been where the company's stories leap from the screen or climb off the pages to become real.

Disneyland park continued this tradition in 2003 with *The Many Adventures of Winnie the Pooh*. Guests who fell in love with Pooh and his pals in A.A. Milne's classic books and Walt Disney's beloved animated movies can now see their fictional friends come to life as they journey through the Hundred Acre Wood in search of hunny.

Also in 2003, *Mickey's PhilharMagic*, an incredible cinematic experience that brings classic characters to life in 3-D animation for the first time, debuted in the Magic Kingdom at Walt Disney World. A perfect way to commemorate the 75th Anniversary of Mickey Mouse, this landmark collaboration between Imagineering and Walt Disney Feature Animation unfolds on the world's largest seamless 3-D screen. It showcases perennial favorites such as Mickey Mouse and Donald Duck alongside irresistible characters from *The Little Mermaid*, *Aladdin*, *The Lion King*, *Beauty and the Beast* and *Peter Pan*.

At Disney's California Adventure, the computer-generated world of the Disney / Pixar film *a bug's life* becomes real at *a bug's land*, which opened in October 2002. Being small is big fun in this fascinating playground, where attractions including *Flik's Flyers* show kids what life looks like from a bug's point of view.









Walt Disney World is expanding its value-resort category by 50 percent with the addition of Disney's Pop Century Resort.



In late 2004, look for "Experiment 626" – a.k.a. Stitch – to stir up trouble when the irrepressible star of Disney's hit film *Lilo & Stitch* descends on the Magic Kingdom at Walt Disney World in *Stitch's Great Escape!* Featuring some of the most sophisticated *Audio-Animatronics®* technology ever developed by Walt Disney Imagineering, this Tomorrowland attraction will put guests right in the middle of the fun when the mischievous Stitch wreaks havoc by defying security measures put in place by the Galactic Federation.

Unforgettable Character Encounters

In 2003, Imagineers continued their tradition of innovation with two technological breakthroughs that will make meeting Disney's popular characters even more unforgettable.

At the Disneyland Resort, *Meet Stitch* lets guests communicate directly with one of the most eccentric members of the Disney family. Appearing on screen, Stitch interacts with individual guests through animated, real-time conversations on virtually any topic.

Forty years after making history with an *Audio-Animatronics* version of the 16th president of the United States at Disneyland park's *Great Moments with Mr. Lincoln*, Imagineering unveiled a new generation of free-standing *Audio-Animatronics* figures. When Lucky the Dinosaur, the first walk-around character to feature this cutting-edge technology, made his debut at Disney's California Adventure in August, even paleontologists did a double-take.

CREATING RELATIONSHIP MAGIC

Walt Disney Parks and Resorts introduced a number of sophisticated new tools in 2003 to build closer relationships with guests and make it even easier and more enjoyable to visit Disney's vacation destinations.

Making Dream Vacations Come True

Several exciting new programs are helping the dream of a perfect Disney vacation come true for guests of all ages and interests.

Most companies refer to it as Customer Relationship Management, but at Walt Disney Parks and Resorts, CRM stands for "Creating Relationship Magic," an ongoing effort to take Disney's legendary guest service to an even higher level. At the Walt Disney World Resort, CRM processes and technology are making it possible to tailor dining, retail and entertainment offerings to the unique needs and preferences of each guest. Similar capabilities will soon be extended to the Disneyland Resort.

Beyond customizing vacations to individual tastes, Walt Disney World is making it easier – and more fun than ever – to travel in groups. Magical Gatherings, a new line of business launched in October 2003, taps into one of the biggest trends in travel with new technology to enable groups of virtually any size to experience the many wonders of Walt Disney World together. Developed in response to recent increases in multi-household leisure travel among friends and extended families, Magical





Gatherings helps create an ideal environment for everything from a family reunion to a get-together with college roommates. Web-based planning tools make it possible for large parties to collaborate on itineraries prior to arrival. A variety of special on-property provisions – ranging from bigger restaurant tables to hotel rooms on the same hallway – ensure that no one misses a minute of memories.

Disney's new co-branded VISA card, which The Walt Disney Company launched in March 2003 in partnership with Bank One, is helping make the magic of Disney a reality for more people by enabling guests to earn valuable Disney Dream Reward Dollars toward Disney vacations and other products just by using their credit cards.

Convenience and Accessibility

In order to reduce waiting time, Walt Disney Parks and Resorts continues to implement its patented FASTPASS® technology at Disney parks around the world. This proprietary system allows guests to check in for an attraction in advance and later return to board through a special entrance without waiting.



Walt Disney Parks and Resorts has introduced handheld closed-caption and translation devices at Walt Disney World, allowing guests with hearing impairments or limited English fluency to fully enjoy attractions that feature dialogue or narration. Controlled by infrared technology, both devices are automatically timed to attractions, and the translation device – Ears to the World, Disney's Show Translator© – provides a full range of dramatic effects so the listener does not miss any of the excitement.

Advanced technology is used for Pal Mickey, a plush Mickey Mouse "smart" toy that guides guests of all ages through Walt Disney World, enhancing their experiences with advice and entertaining commentary that is activated automatically.







Before they even arrive at a Disney destination, guests can visit the "Wild About Safety" Web site, where, as part of an extensive safety communications program launched last May, Timon and Pumbaa from *The Lion King* educate families about resort safety in a fun and engaging way.

NEW MARKETS

Walt Disney Parks and Resorts is driving growth by exploring new ways to meet the evolving needs of the family vacation market.

After celebrating its fifth anniversary last summer, Disney Cruise Line remains atop the family cruise category as the only floating vacation with something for everyone, including sumptuous dining, some of the most spacious accommodations on the open seas, and a broad range of dazzling, age-specific entertainment that only the dream-makers at Disney could create. Performance in 2003 matched record-setting results from 2002, as guests of all ages continued to discover that Disney Cruise Line and its two world-class vessels – *Disney Magic* and *Disney Wonder* – offer hassle-free vacations ideal for every member of the family.



In 2004, guests on Disney Cruise Line will enjoy expanded itineraries that will now include visits to Antigua, St. Lucia and San Juan, Puerto Rico, as well as new entertainment, new menus in every restaurant, and the line's first-ever 10-night cruise.

Like Disney Cruise Line, the Disney Vacation Club was created to provide families with new ways to vacation together. Inspired in part by guests who visit Disney destinations year after year, the Disney Vacation Club has expanded to more than 75,000 member families from around the world, making it one of the most successful and highly rated vacation ownership programs. The Disney Vacation Club offers six vacation properties to choose from for those who wish to "own a piece of the magic." Another resort, Saratoga Springs Resort and Spa, will begin phased opening at Walt Disney World in 2004.



Along with offering new ways to vacation, Walt Disney Parks and Resorts is bringing the classic Disney experience to new places. The official groundbreaking for Hong Kong Disneyland, Disney's first vacation destination in China and fifth worldwide, took place on Jan. 12, 2003, and the property remains on schedule to open on Lantau Island in 2005/06.



MORE 2003 ACCOMPLISHMENTS

Tokyo Disney Resort

The Tokyo Disney Resort and Disney's relationship with Oriental Land Co. reached a magical milestone in 2003. Tokyo Disneyland marked its 20th anniversary with an array of festivities that will last until April 2004, including parades, pyrotechnics and musical shows such as *Disney's Dreams on Parade*, *Blazing Rhythms* and *Mickey's Gift of Dreams*.

As Tokyo Disneyland – the first Disney park outside the United States – celebrated two decades of innovative entertainment, Tokyo DisneySea, which brings the myths and realities of the oceans to life in the grand Disney tradition, marked its second full year of operation.

Disneyland Resort Paris

Disneyland Resort Paris remains Europe's leading tourist destination, achieving record hotel occupancy rates and welcoming more than 130 million guests since opening in 1992.

A July 2003 agreement between Euro Disney S.C.A. and the French public authorities marked the third phase of development of Val d'Europe, continuing a 16-year relationship that has transformed the area surrounding the Disneyland Resort Paris into one of the most important economic hubs of eastern Paris.

Besides adding a Marriott vacation ownership resort and three other partner hotels in 2003, Euro Disney S.C.A. announced an agreement with Rezidor SAS Hospitality and Orion European Real Estate Fund C.V. to open a four-star, 250-room Radisson SAS Hotel at Disneyland Resort Paris in 2005. Disneyland Resort Paris is also looking forward to the 2004 opening of a new 400-room property to be managed by Mövenpick Hotels & Resorts.

A dazzling twilight spectacular, *Disney's Fantillusion*, premiered at Disneyland park in Paris in July, bringing Disney characters, tales and legends to life in a shimmering shower of light.

ESPN Zone

Still the best place to watch a sporting event if you can't be there in person, ESPN Zone stayed on the leading edge of technology in 2003 by converting each of the big screens in its eight restaurants nationwide to show HDTV programming.

Anaheim Sports, Inc.

The Mighty Ducks of Anaheim were one of the hottest tickets in sports last year, as they skated to the National Hockey League's Western Conference championship for the first time in franchise history and thrilled a worldwide audience with an edge-of-the-seat, seven-game series with the New Jersey Devils in the Stanley Cup finals.

Mighty Ducks goalie Jean-Sebastien Giguere was awarded the Conn Smythe Trophy for Playoff MVP, becoming just the fifth player in league history to be selected from a runner-up team.

The team signed three-time Stanley Cup champion and six-time NHL All-Star, Sergei Fedorov, in July.



CONSUMER PRODUCTS

Disney Consumer Products brings the Disney brand to consumers through a broad range of merchandise. This is accomplished through the unit's lines of business – Disney Toys, Disney Softlines, Disney Hardlines, Disney Publishing, Buena Vista Games, Baby Einstein, Disney Direct Marketing and the Disney Store – and through licensing with retail industry leaders.

CLASSIC PROPERTIES

While Disney Consumer Products (DCP) has a year-round focus on merchandise inspired by its wealth of popular franchises, including Winnie the Pooh, Power Rangers and Baby Einstein, in 2003 two brands in particular – Mickey Mouse and Disney Princess, took center stage.


KIM POSSIBLE

Merchandise from Disney Channel's popular animated series *Kim Possible* has enjoyed strong sales at retail through an exclusive partnership with Wal-Mart®.

Mickey Mouse

In 2003, Mickey Mouse saw success through a variety of initiatives, including a retro clothing program driven by Disney Softlines in one of the trendiest retailers in the United States – Fred Segal. As a result, Mickey attire was spotted on a variety of today's most popular stars in countless magazines and numerous television shows.

In June 2003, Disney Publishing and Gemstone Publishing reintroduced comic books featuring Mickey and his friends Minnie, Donald and Goofy.

In commemoration of Mickey's 75th anniversary, a variety of artists and celebrities designed 75 Mickey statues. They were unveiled at Walt Disney World on Mickey's anniversary and will spend much of 2004 on exhibit in cities across the United States. In 2005, the statues will be auctioned off to benefit various charities.

Mickey has also inspired the official event car for NASCAR's Daytona 500, airing Feb. 15, 2004. Throughout the remainder of the year, he will be a part of more great products and fun company-wide initiatives.

Disney Princess

The Disney Princess brand brings the beloved Ariel, Belle, Cinderella, Jasmine, Mulan, Pocahontas, Sleeping Beauty and Snow White together in a collection of products, entertainment and interactive experiences for girls ages 2-8.


IF IT KILLS ME!!
WATCH AFTER MINNIE WHILE I'M GONE!

Left to right: Harry Dolman, executive vice president, Global Hardlines – Jessica Dunne, senior vice president, Global Toys – Roger Wyett, executive vice president, Global Softlines – Anne Gates, executive vice president and chief financial officer – Deborah Dugan, president, Disney Publishing Worldwide – Andy Mooney, chairman, Disney Consumer Products Worldwide – Graham Hopper, senior vice president and general manager, Buena Vista Games – Susan Garelli, senior vice president, human resources – Greg Berglund, senior vice president, Disney Direct Marketing.


DISNEY
PRINCESS

Since the debut of *Snow White and the Seven Dwarfs* in 1937, girls have had an emotional connection with the Disney princesses. The brand taps into the power of imagination, storytelling, transformation and fantasy. In fact, Disney Princess has become the best-selling licensed Halloween costume assortment. When it comes to dressing up for this big event, more little girls want to be Disney Princesses than any other licensed characters.



The Disney Princess brand has grown over the past two years to represent an impressive 10 percent of DCP's overall global retail sales revenue, with products in every category from dress-up and sleepwear to interactive games and books.

Disney Princess retail sales worldwide totaled more than $300 million in 2000, mushroomed to $700 million in 2002 and exceeded $1.3 billion for 2003. This significant growth is expected to continue well beyond 2003.



MOVIE MERCHANDISING

Merchandise inspired by The Walt Disney Studios' animated films will always be a mainstay for Disney Consumer Products and the Disney brand.

In 2003, the unit followed up its successful merchandising campaigns behind Disney/Pixar's *Monsters, Inc.* and Walt Disney Pictures' *Lilo & Stitch* with robust merchandising programs in support of Disney/Pixar's *Finding Nemo*, the video/DVD re-release of *The Lion King* and the theatrical release of Walt Disney Pictures' *Brother Bear*.

In the finest company tradition, Disney characters on great products create an emotional connection between families, Disney movies and the Disney brand in a high-quality, wholesome and entertaining way.

NEW ENTERTAINMENT PROPERTIES

Disney Consumer Products takes properties developed by Disney Channel or Disney Publishing and adds to their popularity by enabling consumers to bring the experience to life in their very own living rooms. Two exciting new properties to watch in 2004 include *Kim Possible* and *W.i.t.c.h.*


Lizzie
McGUIRE
JUST LIKE
WALT DISNEY'S
COMICS
PREMIERE GEMSTONE ISSUE!
W.i.t.c.h.
MINIPOSTER: un anno da Witch
TEST: se il tuo "lui" fosse un fiore...
NEW


baby einstein
Baby Nept
Discovering W
baby einstein
Baby Mozart
Music Festival

Kim Possible

In fall 2003, *Disney's Kim Possible* went from Disney Channel to store shelves through a multi-category program at Wal-Mart®, the exclusive launch partner.

Kim Possible follows the comedic action-adventures of a typical high school girl who, in her spare time, happens to save the world from villains. The new, innovative *Kim Possible* merchandise includes stationery, lunchboxes, apparel, sleepwear, accessories, junior novels, a variety of toys and much more.

W.i.t.c.h.

From Disney Publishing, *W.i.t.c.h.*, the world's fastest growing comic magazine, is now in 44 countries. The name is an acronym of the lead characters' names: Will, Irma, Taranee, Cornelia and Hay Lin. These heroines use their supernatural powers to maintain the natural order of the universe and deal with real-world issues for a global generation of girls age 9-14. The strength of the premise and the characters' appeal internationally has spawned successful Web sites, licensed merchandise programs and a book series slated to debut in the United States in summer 2004. An animated TV series is in development for debut on Disney Channel in late 2004.

DISNEY PUBLISHING

Disney Publishing remains the world's largest children's publisher, with books and magazines in 55 languages and 74 countries, reaching more than 100 million readers each month.

Disney's *Magic English*, one of the world's most successful language learning series, is now offered in a range of formats, including home video, DVD, reference books and workbooks. An online version of *Magic English* and computer games are being developed for 2004.

In August, Disney Channel experienced great ratings success with *The Cheetah Girls*, an original movie based on Disney Publishing's popular book series from its African-American imprint, Jump at the Sun.

Disney Publishing's domestic children's book group had a record number of books grace *The New York Times* bestseller list, including three books in the *Artemis Fowl* series (co-published with Miramax Books), the prestigious Newbery Award-winning *Crispin: The Cross of Lead* by Avi, and five books based on *Lizzie McGuire*.

On the domestic magazine front, *Disney Adventures*, the leading magazine for children 6-11, had its best newsstand edition in four years with *Finding Nemo* in June/July. *FamilyFun* magazine's circulation grew to 1.75 million and is expected to continue expanding in 2004.

DISNEY TOYS

From the first Mickey Mouse plush to *Snow White and the Seven Dwarfs* figurines to Nite Brite Nemo from Disney/Pixar's *Finding Nemo*, Disney toys have been bringing magic to playtime for children and families all over the world since 1930.

In 2003, Disney remained the largest single licensing brand in the toy business through its relationships with the big three toy companies – Mattel, Hasbro and Tomy – as well as the expansion of Disney Princess toys into new categories and the impressive retail performance of Power Rangers' *Ninja Storm* and Winnie the Pooh.

Innovation drives Disney Consumer Products, and Disney Toys is at the forefront of innovation. In the 2002 holiday season, Disney's three best-selling toy concepts were designed in collaboration with Disney toys – The Little Princess large doll, Magic Rattle Pooh and Radio Disney Pop Dreamers.

DISNEY SOFTLINES

Disney Softlines utilizes the extensive vault of Disney content to create distinct apparel, shoes and accessories for the young and young at heart.

Achieving more than $2 billion annually in global retail sales, Disney Softlines continues to set trends in the fashion industry, most recently through the launch at leading retailers of a clothing line inspired by vintage Mickey Mouse and Disney Princess artwork. The softlines business also saw success with a clothing initiative inspired by Disney Channel's *Lizzie McGuire* at Kohl's that sold out nationwide.

Disney Softlines is a leader in forging direct-to-retail relationships with global retailers, resulting in customized Disney products for individual retailers' target consumers.

Moving into 2004, the "retro" Disney character initiative will be a key focus as Softlines continues to open Disney's rich vault of content to create trend-setting merchandise for adults and children.

DISNEY HARDLINES

Whether it's art, electronics, fast-moving consumer goods, home décor, personal care or stationery, the expansion of Disney Hardlines has played a significant role in Disney Consumer Products' business since 2000.

Disney Hardlines further establishes Disney Consumer Products as an "active licensor" by working in concert with licensees, playing an integral role in the development and marketing of a diverse array of high quality, innovative products that touch consumers' lives each day.

In summer 2003, Disney Hardlines brought to market Disney-branded video and audio products combining Disney's unparalleled entertainment content and leading technology. Inspired by Mickey Mouse and the Disney Princesses, the products include a 13-inch color television, DVD player, digital radio, CD boombox, personal CD player and clock radio. A Karaoke microphone was also introduced for the 2003 holiday season. The items join the Motorola/Disney FRS two-way radio and 2.4 GHz cordless phone that debuted in fall 2002, kicking off Disney's consumer electronics initiative.

In 2004, consumers can expect to see more Disney Electronics in the United States, as well as an increased presence in Europe.


TRON 2.0

BUENA VISTA GAMES

Buena Vista Games is the interactive entertainment arm of Disney Consumer Products. Titles for Buena Vista Games fall under two publishing labels: Buena Vista Interactive, which focuses on high-profile multi-platform games based on creative content from the numerous businesses within The Walt Disney Company, and Disney Interactive, which markets and distributes the company's award-winning Disney branded entertainment and learning software and video games.

In August 2003, Buena Vista Interactive, the core games publishing label of Buena Vista Games, launched the PC action game *Tron 2.0*. The game is inspired by the 1982 cult-classic film *Tron* and takes place 20 years into the future. Critically acclaimed, the title has garnered multiple editor's choice awards as well as industry recognition.

BABY EINSTEIN

The Baby Einstein Company is the award-winning creator of the infant developmental media category and the best-selling brand of videos specifically designed for babies from birth and toddlers up to age three.

Baby Einstein™ uses real-world imagery, music, art, language, science and nature to introduce babies and toddlers to the world around them in playful, enriching ways.

Baby Einstein encourages parent-child interaction and is rapidly becoming one of the world's leading brands of developmental infant products. Baby Einstein products can be found at a variety of mass and specialty retailers, as well as online.

Since its acquisition by The Walt Disney Company in November 2001, The Baby Einstein Company has leveraged Disney's global resources to expand distribution and has begun to develop brand extensions including toys, juvenile products and apparel.

The Baby Einstein Company's overall growth and worldwide distribution is expected to give the company a presence in more than 20 countries by the end of 2004.

In 2005, The Baby Einstein Company plans to extend the franchise with Little Einstein™, geared to preschoolers ages 3-5. The new franchise will be anchored by an animated TV series and will debut globally as part of Disney Channel's Playhouse Disney block.

DISNEY DIRECT MARKETING

Disney Direct Marketing operates the Disney Catalog and DisneyStore.com, making magical Disney products available to consumers by phone and online. The broad assortment of gifts as well as myriad other products include collectibles, personalized merchandise, DVDs, toys, bedroom and bath products and clothing for children and adults.

In 2003, overall merchandise sales for both businesses grew seven percent, driven by 35 percent growth in DisneyStore.com's business. Special promotions, expanded e-mail campaigns and affiliate links contributed to online traffic and conversion. Catalog circulation was an impressive 43 million.

DISNEY STORE

More people visit the Disney Store annually than visit all of Disney's parks and resorts. It is the face of Disney in hometowns across the country. Due to the competitive retail environment, The Walt Disney Company announced in May 2003 that it is exploring a range of options for the chain, including the possible sale of stores in North America and Europe.

The sale of the Disney Stores in Japan in 2002 was highly successful. It is believed that replicating this model for store operations in North America and Europe will be beneficial for Disney Consumer Products' business, as well as the future of the stores.

In mid-2003, the success of *Finding Nemo*, combined with a new merchandise assortment that brought back select adult apparel and introduced Disney Channel's *Lizzie McGuire* and *Disney's Kim Possible* merchandise, assisted in improving the results of the Disney Store chain.

The Disney Store continues to remodel stores in various locations around the United States. The stores' whimsical new look boasts a floor-to-ceiling Mickey cutout entrance, a giant rocket ship, lighter and brighter décor and a magical castle that guests can explore.





Disney Consumer Products extends the Disney theatrical experience through a wide range of merchandise, including sleeping bags and apparel based on *Lilo & Stitch*.

MEDIA NETWORKS

CABLE NETWORKS



that's so
raven

Left to right: Deborah Blackwell, senior vice president and general manager, SOAPnet – Jonathan Barzilay, senior vice president and general manager, Toon Disney and ABC Kids – Barry Blumberg, president, Walt Disney Television Animation – Anne Sweeney, president, ABC Cable Networks Group and Disney Channel Worldwide – David Hulbert, president, Walt Disney Television International – Rich Ross, president, entertainment, Disney Channel.

The company's cable networks group develops and manages Disney's worldwide cable television programming. A broad and deep set of businesses that are efficient and profitable vehicles for growth, Disney's cable holdings encompass ESPN, Disney Channel, ABC Family, Toon Disney and SOAPnet; the company's equity interests in Lifetime, A&E, The History Channel and E! Entertainment; and Disney's children's television programming on multiple television outlets, including ABC Kids on the ABC Television Network.

The business unit has become an important new engine of franchise growth and a valuable synergy partner for the company. Recent hit programming such as ESPN Original Entertainment's movies and series and Disney Channel's *Lizzie McGuire, Disney's Kim Possible, Rolie Polie Olie* and *Stanley* have turned into profitable franchises for other divisions of the company through feature films, theme park attractions, records, books, merchandise and other products.

Toon Disney and SOAPnet are leveraging existing Disney content into new business opportunities and are among the fastest-growing and most popular cable networks in the United States.

Disney's international cable holdings include 22 Disney Channels, three Playhouse Disney channels, three Toon Disney channels, and more than a dozen Fox Kids channels, as well as 25 ESPN cable networks and syndicated programming in 140 countries and territories. In 2003, Disney Channels were launched in Denmark, Norway, Sweden, New Zealand and Japan.

Walt Disney Television Animation was integrated into the cable networks group in 2003, bringing programming and production expertise together under the same leadership. The television animation studio is more active than at any other time in its 20-year history, with three television series in production, including *Disney's Kim Possible*, *Lilo & Stitch: The Series*, and *Dave the Barbarian*, which premiered in January 2004, and more than a dozen other projects in development.

Disney Channel

ESPN

abc family™

A&E The art of Entertainment™

E!

THE HISTORY CHANNEL. WHERE THE PAST COMES ALIVE.

Lifetime Television for Women

SOAPnet

Toon Disney Channel

ESPN, the undisputed leader in sports programming in North America, is making substantial inroads around the world. As ESPN approaches its 25th anniversary in September 2004, its tradition of innovation continues to thrive, as evidenced by the creation of outstanding new content, the development of new technology applications, and the establishment of new businesses, setting the stage for steady growth.

The result is great value for viewers and for the cable and satellite operators who distribute the many services of ESPN. Among ESPN's ambitious initiatives: ESPN HD, a high-definition television simulcast service; its first dramatic series, *Playmakers*; ESPN Pay-Per-View; ESPN Motion; ESPN Deportes Radio; and, in January 2004 ESPN Deportes, a 24-hour Spanish-language sports network.

Domestic Television and Radio Networks

ESPN, the first and largest sports television network in the United States, reaches more than 88 million homes and leads the cable industry in both national advertising and affiliate revenue. It is the number one TV brand among men, as well as the number one driver of local advertising revenue and new technologies for cable operators.

By year-end 2003, ESPN's year-over-year ratings had increased for eight consecutive quarters. ESPN's calendar 2003 ratings were up 13 percent in total day and eight percent in primetime (as of mid-November) with record viewership in October for ESPN and ESPN2.



Left to right: John Skipper, executive vice president, ESPN.com and *ESPN The Magazine* – Ed Erhardt, president, ESPN ABC Sports customer marketing and sales – Sean Bratches, executive vice president, affiliate sales and marketing – Lee Ann Daly, senior vice president, marketing – George Bodenheimer, president, ESPN and ABC Sports – Russell Wolff, senior vice president and managing director, ESPN International – Christine Driessen, executive vice president and chief financial officer – Mark Shapiro, executive vice president, programming and production – Ed Durso, executive vice president, administration.



ESPN, ESPN2 and ABC Sports televised the first-ever *X Games Global Championship* in May.



The return of the NBA to ESPN brought ratings increases of 54 percent during the season and 277 percent during the post-season.



ESPN and ESPN2 combined to televise NHL games in 2003 including extensive coverage of the Stanley Cup playoffs.


ESPN
Motion
PHOTOS
ESPN MOTION
TOP STORY
Does a broken leg = broken dreams?
New team | Scout a new QB
Arnold Palmer needs your help
MLB
Scores | GameCast
College FB | Preview
NBA
NHL
Golf | PGA Champ.
Scores

ESPN Motion, an innovative tool allowing broadband users to view high-quality video, was launched on ESPN.com and has been downloaded by more than two million users.

These increases resulted primarily from the rights acquisition for National Basketball Association (NBA) games, Wimbledon, the FIFA Women's World Cup Soccer, and Major League Baseball (MLB) Division Series; a 10 percent ratings growth in live *SportsCenter* editions; and popular ESPN Original Entertainment shows, such as *Pardon the Interruption, Around the Horn* and *Playmakers*.

The NBA telecasts increased time slot ratings 54 percent in regular season and 277 percent in post-season. ESPN became the first television network to carry all four major professional leagues with the NBA, MLB, the National Football League (NFL) and the National Hockey League (NHL). Men's college basketball, the Women's Final Four, college football and the men's and women's professional golf tours all experienced ratings increases.

ESPN2, the second-largest national sports network, reaches 86.5 million homes and had a nine percent increase in ratings in 2003. ESPN2 carries MLB games including the Division Series, NBA, NHL, college basketball and football, and other offerings. The company's first foray into the morning talk show category, *Cold Pizza*, premiered in October, celebrating ESPN2's 10th anniversary. The weekday program uniquely mixes sports with pop culture, lifestyle and consumer advice.



Soccer is among the sports offered on ESPN Deportes, the 24-hour Spanish language sports network which debuted in January 2004.

ABC Sports, ESPN and ESPN2 delivered more than 50 percent of the total gross ratings points for nationally televised sports programming. Ad executives selected ESPN as number one in brand image among the broadcast and cable networks and number one among cable networks for appealing audience demographics and a desirable environment for advertising. Also, ESPN and ESPN2 were selected number one and two in perceived value by cable operators.

ESPN Classic and ESPNEWS grew in distribution. ESPN Classic, in 49 million homes, features the Peabody Award-winning *SportsCentury* series and *Reel Classics*, the Sunday night sports movie now hosted by actor Burt Reynolds. ESPNEWS, the only all-sports news network, is in nearly 40 million homes as a stand-alone network and nearly 10 million as a wraparound service for some regional sports networks.

ESPN Radio Network, the nation's largest sports radio network, distributes programming in conjunction with ABC Radio to 700 affiliates. Twenty stations were added in 2003 to the full-time carriage list for a total of 238. ESPN Radio features MLB and NBA games, including playoffs, popular talk shows and sports news. In July, ESPN Radio Network launched *The Outdoors Show* in 244 markets and ESPN Deportes Radio featuring MLB games.

ESPN Regional Television, the largest syndicator of college sports programming in the United States, produces more than 740 games for local broadcast and cable outlets under the brand name ESPN Plus. In 2003, the Fort Worth Bowl became the third bowl game for which ESPN Regional Television has the rights, joining the Hawaii and Las Vegas bowls.

ESPN and ESPN2 became the cable television homes of the highly rated MLB Division Series. The networks combined to televise 13 post-season games last season.




Champion
YAMAHA

Viewership of the Bassmaster Classic, the world's premier bass fishing competition, was up 44 percent. Angler Michael Iaconelli celebrates his win.

Worldwide Internet and International Distribution

ESPN.com is fast becoming a key driver of ESPN business growth. The most-visited sports Web site averaged 16 million unique users a month in 2003.

An industry innovation, ESPN Motion provides high quality video highlights from games, interviews, and press conferences throughout the day. Almost two million broadband users have downloaded ESPN Motion, and advertisers have found it an attractive new way to reach consumers.

In addition to its robust editorial content, ESPN.com has diversified its offerings and revenue streams through premium content, such as *ESPN Insider,* which more than doubled its subscriber base year over year to 185,000. Its fantasy games business drew increased usage and *Fantasy Football League Manager*, which provides customizable leagues, was added.

ESPN Wireless provides scores, news and content to cell phones and other wireless devices. It has enjoyed steady growth with continually enhanced features, such as two-way polling, trivia and *X Games* photos.

ESPN Enterprises launched a line of video games in 2003 in conjunction with Sega.


PlayStation.2
FOOTBALL
2K4

ESPN International distributes programming through cable and satellite networks or syndication to 147 countries and territories. The division renewed key rights agreements for the NFL, UEFA (Union of European Football Associations) Champions League and Spanish First Division League.

ESPN Classic Europe, which launched networks in France and Italy in 2002, grew its programming syndication to 10 more countries in 2003.

ESPN Star Sports, a joint venture in Asia, continues to perform well. Among its significant developments were doubling its distribution in China with live coverage of the English Premier League and securing more than 1,000 days of live and exclusive cricket for five years.



ESPN and ESPN2 televised the prestigious Wimbledon tennis tournament for the first time in 2003.

New Technologies and New Services

On Mar. 30, 2003,ESPN premiered ESPN HD, and within six months many of the major cable operators and the two major satellite services had signed distribution agreements. Industry leaders and analysts viewed ESPN's entry into High Definition Television as a catalyst for HDTV growth.

ESPN Deportes' success as a Sunday night block provided the springboard to a 24-hour domestic television network launched in January 2004. The Spanish-language network features domestic and international Hispanic sports programming of interest to fans in the United States, including its own separately produced *SportsCenter.*

In June, ESPN Pay-Per-View was launched with NCAA baseball, boxing, martial arts, fantasy league specials, ESPN Original Entertainment movies and more, joining ESPN's GamePlan and Full Court, two of the top outer-market pay packages.

ESPN Video-On-Demand added ESPN HD VOD to its regular monthly offering of 10 to 15 titles.

The ESPN Digital Center, currently under construction, will begin operating in April 2004 with High Definition telecasts of *SportsCenter* and will be fully operational in 2005. The 120,000-square-foot facility will be one of the most technically sophisticated production facilities in North America.

Publishing

ESPN The Magazine set its circulation rate base at 1.75 million in January 2004, up from 1.65 million. In May, the American Society of Magazine Editors chose it for the National Magazine Award for General Excellence, in the category of one to two million circulation.

Event Management

ESPN's *X Games* franchise, the first and most successful of its kind, added the X Games Global Championship, a competition among six world regional teams. X Games IX was held in Los Angeles, the largest market to date, which will again be the site in 2004.

ESPN Outdoors grew its franchise with a 44 percent increase in viewership of the Bassmaster Classic, operated by ESPN-owned BASS. More than 28 million people watched a portion of The Great Outdoor Games on ABC, ESPN and ESPN2.

ESPN Enterprises

ESPN Videogames were relaunched with SEGA Sports, featuring four titles in the fall of 2003: *ESPN NFL Football, ESPN NBA Basketball, ESPN NHL Hockey* and *ESPN College Hoops.*

The Ultimate X DVD, produced with Buena Vista Home Entertainment, was one of the top-selling sports DVDs of the year. ESPN and Hollywood Records created a music CD entitled *ESPN Presents Stadium Anthems, Music for the Fans.*

ESPN Golf Schools opened in January and were named one of *Golf Magazine*'s Top 25 Golf Schools.



Stanley is one of the highest-rated original series on Disney Channel's daily Playhouse Disney preschool programming block.



That's So Raven is the one of Disney Channel's highest-rated series with kids 6-11 and "tweens" 9-14.



Produced by Walt Disney Television Animation, *Dave the Barbarian* premiered on Disney Channel in January 2004.

DISNEY CHANNEL

Disney Channel, available in 83 million homes in the United States, is enjoying its highest ratings ever. It consistently ranks among the top five networks in total viewers among all basic cable networks.

In fiscal year 2003, Disney Channel's primetime ratings with children ages 6-11 increased by more than 60 percent and with "tweens" ages 9-14 by 55 percent. This ratings success is the result of the network's programming strategy that mixes hit original series like *Lizzie McGuire, That's So Raven* and *Disney's Kim Possible* with popular original movies and programming acquisitions.

Disney Channel's original programming is fueling growth across the company, as other businesses leverage these new franchises. For example, *Lizzie McGuire* was the break-out kids' television property of 2003, spawning a feature film, licensed apparel, merchandise, toys and a best-selling book series. Emmy Award®-nominated *Kim Possible* grew into a successful off-air franchise, including a merchandising deal with Wal-Mart. Playhouse Disney, the channel's daily programming block for preschoolers and their parents and caregivers, and its popular series such as *Stanley*, *Rolie Polie Olie* and *JoJo's Circus*, are also providing popular characters used throughout The Walt Disney Company.



Disney's Kim Possible, an original animated comedy/action series from Walt Disney Television Animation, airs daily on Disney Channel and Saturdays on ABC Kids.

Lilo & Stitch: The Series, produced by Walt Disney Television Animation, has proven to be a ratings winner on ABC Kids and Disney Channel.





Toon Disney added the action-packed animated series *Disney's The Legend of Tarzan* to its schedule in September 2003



Kimberly Williams-Paisley and Brad Rowe experience fireworks of their own with a first kiss in the ABC Family original movie *Lucky 7*.

TOON DISNEY

Created for children 2-11, Toon Disney features an outstanding variety of animated entertainment. One of the top performing, ad-supported children's networks, Toon Disney expanded its distribution 20 percent in 2003 and is now in more than 40 million homes in the United States.

In recent Beta Research surveys, Toon Disney ranked as the number one emerging network in satisfaction among subscribers with children under the age of 13 and as the number one emerging network in importance with regard to the enjoyment of satellite television among subscribers with children ages 12 and under.

In 2003, Toon Disney added four new series from Walt Disney Television Animation: *Disney's Legend of Tarzan*, *Disney's Recess*, *Disney's Fillmore* and *Disney/Pixar's Buzz Lightyear of Star Command*.

ABC FAMILY

Distributed to over 86 million homes, ABC Family offers fun, light-hearted entertainment for viewers of all ages. The channel features original series, movies and specials, major theatrical releases, acquired product, and programming from the ABC Television Network.

Over the past year, the channel developed an integrated approach to sales, marketing and programming, which led to the most successful Upfront sales season in its history. Year-to-year annual Upfront revenue grew 18 percent.

In 2003, the channel launched an ambitious slate of programming, including a new afternoon teen block, six original movies, several primetime series and a slate of branded specials. Most recently, ABC Family premiered the original movie *Beautiful Girl* starring Marissa Jaret Winokur and Fran Drescher, and *Picking Up and Dropping Off* from Executive Producer Lisa Kudrow. The coming year will also see the second season premiere of ABC Family's reality series *My Life Is a Sitcom*.

SOAPNET

The first and only network devoted exclusively to soap operas, SOAPnet is available in 33 million homes, up nearly 30 percent year-to-year.

SOAPnet offers a wide variety of soap programming 24-hours a day, seven days a week. SOAPnet's primetime schedule features same-day telecasts of top-rated ABC daytime series. The network also airs two original series, *Soap Talk*, a daily

JoJo's Circus is the newest original series to join Playhouse Disney, Disney Channel's daily programming block for preschoolers and their parents and caregivers.





Lisa Rinna and Ty Treadway host SOAPnet's daily talk show, *Soap Talk*, which was nominated for four Daytime Emmy Awards in its first season.



Wild Card, starring Joely Fisher, joined Lifetime's Saturday primetime lineup in August 2003.

talk show hosted by Lisa Rinna and Ty Treadway – which was nominated for four Daytime Emmy Awards – and *SoapCenter*, a news magazine that takes viewers inside the shows and behind the scenes. In 2003, SOAPnet added several key acquisitions to its line-up including *Another World*, *Dallas*, *Dynasty*, and numerous original specials.

SOAPnet consistently ranks in the top 10 networks in primetime with women 18-49 and 25-54, as well as number one in viewer loyalty, beating all broadcast and basic cable networks.

LIFETIME TELEVISION SERVICES

Now reaching nearly 87 million homes, Lifetime Television continued to be a top-rated network in primetime in 2003. Lifetime's sister channels saw large distribution gains in the past year, with Lifetime Movie Network now available in nearly 40 million homes and Lifetime Real Women in five million homes.

In April 2003, the company launched Lifetime's latest brand extension, *Lifetime* magazine, a joint venture of The Walt Disney Company and The Hearst Corporation.

A&E TELEVISION NETWORKS

A brand synonymous with excellence in television programming, A&E Network brings viewers the Art of Entertainment through a unique combination of three genres: The Art of Biography, The Art of Documentary and The Art of Drama. Now reaching nearly 88 million homes, A&E Network added six new series in the fall of 2003, including the hit spy drama, *MI-5*, and the new reality show, *Airline*, to its critically acclaimed line-up, which features the Emmy Award-winning *Biography* series, *American Justice*, *Cold Case Files* and *City Confidential*.

The Biography Channel takes viewers into the world of exceptional people 24-hours a day. Weaving together the programming of the *Biography* series with original documentaries and short features, the network creates a unique, multi-dimensional view of the people who fascinate us.

Now reaching nearly 85 million homes, The History Channel brings the past to life with a diverse array of historical topics from the worlds of politics, science, sports, religion and technology spanning the ages from ancient times to contemporary history.

E! NETWORKS

E! Entertainment Television, the 24-hour network with programming dedicated to the world of entertainment, celebrated its 13th anniversary in July 2003. E! is available in nearly 83 million homes in the United States and reaches 300 million homes in 120 countries worldwide.

Launched in October 1998, Style, a 24-hour network dedicated to the way people live their lives, features a full slate of original series and specials that cover the entire lifestyle spectrum, inspiring viewers to express their own personal styles.

MI-5, A&E's critically acclaimed original spy drama, was one of six new series to debut on the network in fall 2003.





Joan Rivers interviews Jessica Alba for E!'s *Live from the Red Carpet* coverage at The Golden Globes.

MEDIA NETWORKS



Left to right: John Hare, president, ABC Radio Division – Laurie Younger, president, Buena Vista Worldwide Television – Walter Liss, president, ABC Owned Television Stations – Janice Marinelli, president, Buena Vista Television – Robert S. Miller, president, Hyperion.


RADIO DISNEY
ENTER TO WIN

Radio Disney reaches out to families in 57 markets across the United States with great music and family fun.

BUENA VISTA TELEVISION

Buena Vista Television (BVT) is bringing two of ABC/Touchstone Television's top series to off-network syndication. *My Wife and Kids* is cleared in more than 90 percent of the country for a fall 2005 launch. The hit family comedy *According to Jim* launches in fall 2006, while syndication sales have already begun for the 2005 off-network debut of *Alias*. The shows join such off-network favorites as *Home Improvement*, *Ellen* and *The Golden Girls*.

Currently in its 16th season, perennially popular *Live with Regis and Kelly* remains a ratings powerhouse, having posted season-to-season gains in all key women demographics during the past two years. Longtime favorite *Ebert & Roeper* remains television's most popular show devoted to movie reviews.

BVT wrapped up the 2002-03 television season with two new first-run syndication success stories – the weekday version of *Who Wants to Be a Millionaire*, which quickly became the number one new game/reality series of the 2002-03 season, and *The Wayne Brady Show*, which won four Daytime Emmys.

Buena Vista Television continues its tradition of outstanding movie packages with "Buena Vista 8", featuring top films from The Walt Disney Studios, including *Chicago*, *Sweet Home Alabama*, *Bringing Down the House*, *Shanghai Knights* and *Gangs of New York*. "Imagination 8" highlights family hits such as *The Lizzie McGuire Movie*, *Spy Kids 2: The Island of Lost Dreams* and *Spirited Away*.

ABC RADIO

ABC's 72 owned radio stations reach 16 million people – a number that skyrockets to 127 million age 12-and-above when including all 4,800 affiliated stations that receive ABC Radio Networks programming. Many of the biggest names in the radio business contribute to ABC's success, including the legendary Paul Harvey, the most-listened-to radio personality in history. Newer voices include Sean Hannity, who has the fastest-growing syndicated talk show in radio history, and John Walsh, who launched his *America's Most Wanted* radio series in 2003.

ABC News Radio also maintains its dominant position by providing top-quality news and information to more than 2,000 affiliates. In addition, the Radio Networks demonstrate a far-reaching commitment to diversity, exemplified by its service to the African-American community with well-known urban talents Tom Joyner and Doug Banks, and through its partnership in the Urban Advantage Network, the largest radio network in its genre.

In their individual local markets, all ABC-owned radio stations broadcast vital community information, such as WABC-AM New York's emergency and public service programming during the Northeast blackout of 2003.

RADIO DISNEY

The rollout of the Radio Disney franchise continues, offering the only 24-hour kids and family radio network, which now reaches more than 2.7 million children and 1.4 million mothers weekly in 57 markets covering 61 percent of the country. This includes coverage in 18 of the top 20 domestic radio markets. Internationally, Radio Disney currently airs in Japan, the United Kingdom, Argentina and Paraguay, and discussions are underway to bring Radio Disney service to a number of other countries. The *Radio Disney Jams* CD series, including *Jams 6*, released in September 2003, topped *Billboard* children's music charts.

HYPERION BOOKS

Hyperion, the ABC division that publishes fiction and non-fiction for adults, has had several major bestsellers this year, including Caroline Kennedy's *A Patriot's Handbook*, David Halberstam's *The Teammates*, Candace Bushnell's *Trading Up*, and Ron Clark's *The Essential 55*. Most recently this fall, Hyperion published *The New York Times* number one bestseller *The Five People You Meet in Heaven* by Mitch Albom, his first book since the six-million-copy bestseller *Tuesdays with Morrie*; Joanne Rogers' *The World According to Mr. Rogers*; and Steve Martin's *The Pleasure of My Company*. Also published were new cookbooks from Jamie Oliver, Nigella Lawson and Rocco DiSpirito. Hyperion will publish memoirs by Wayne Brady and Charles Osgood, as well as *The Journals of Eleanor Druse*, the companion book to ABC's new midseason drama *Stephen King's Kingdom Hospital*.


Mitch Albom
STEVE MARTIN

Hyperion's national bestsellers this year include Mitch Albom's number one *New York Times* bestseller, *The Five People You Meet in Heaven*; Candace Bushnell's *Trading Up*, which made it to number five on the list; and Steve Martin's *The Pleasure of My Company*, which hit number seven.

MEDIA NETWORKS

BROADCASTING

ABC, a leader in entertainment, news and sports television programming, serving 226 local television affiliates nationwide, celebrated its 50th anniversary in 2003.



Bottom row, left to right: Mike Shaw, president, sales and marketing – Lloyd Braun, chairman, ABC Entertainment Television Group – Alex Wallau, president, ABC Television Network – David Westin, president, ABC News – Brian Frons, president, ABC Daytime – Susan Lyne, president, ABC Entertainment. Top row, left to right: Spencer Neumann, executive vice president – Steve McPherson, president, Touchstone Television – Michael Mellon, senior vice president, research – John Rouse, senior vice president, affiliate relations – Susan Binford, senior vice president, communications – Preston Davis, president, broadcast operations and engineering – Jim Hedges, senior vice president and chief financial officer – Mark Pedowitz, *executive vice president*, ABC Entertainment Television Group.

ABC is currently home to many of network television's most popular primetime entertainment series, including *My Wife and Kids, According to Jim, George Lopez, Alias, The Practice, NYPD Blue* and *The Wonderful World of Disney*. Beyond primetime, viewers have come to know and trust ABC for its award-winning ABC News franchise. ABC News starts the day with *Good Morning America*, continues with *World News Tonight with Peter Jennings*, and rounds out the evening with the late-night telecast of *Nightline*. In addition, ABC news content is distributed by its news magazines *Primetime Thursday* and *20/20*. *Monday Night Football*, the most successful sports series in history, continues to be the jewel of ABC Sports. Home to "Championship Television," ABC additionally showcases the finest of professional and college sports franchises, including the NBA and college football. With *The View* in the morning and outstanding soap operas *General Hospital* and *All My Children* in the afternoon, ABC Daytime has consistently won the ratings crown for more than a quarter-century. ABC Kids provides a platform for innovative and entertaining Saturday morning children's programs from Disney and beyond. ABC.com is the official Web site of the network, offering abundant content from ABC's entertainment, news and sports programming.

ABC ENTERTAINMENT

The ABC Entertainment Television Group encompasses ABC Entertainment and Touchstone Television.

Last season, ABC Entertainment introduced several successfull new comedies that returned the network to its traditional strength in family programming. Added to strong



Friday nights on ABC got even funnier this year with the premiere of Touchstone Television's *Hope & Faith*, starring *Live with Regis and Kelly* co-host Kelly Ripa and *Murphy Brown's* Faith Ford.

returning favorites *My Wife and Kids* and *According to Jim* were four new series: *8 Simple Rules*, *George Lopez*, *Less Than Perfect* and *Life with Bonnie*. The results of this strategy were impressive. For the 2002-03 primetime television season, ABC was up across the board from the previous season, most significantly in two key demographics, six percent in adults 18-49 and 10 percent among adults 18-34, more than any other major network. In fact, excluding the *Who Wants To Be a Millionaire* phenomenon of the 1999-2000 season, last season saw ABC's best year-to-year improvement in over 22 years. Another promising development was that, as ABC rebuilt its traditional audience base, it got younger in the process. ABC's audience is now the youngest of the big three networks, with a median viewer age of 44.8.



This year, ABC has maintained its strong viewer base by remaining committed to this programming strategy. Four more comedies were added to ABC's strengthened line-up – *I'm with Her*, *It's All Relative*, *Married to the Kellys* and *Hope & Faith*, and, for the second year in a row, all four new comedies received full-season orders. Over the past two years, ABC has achieved unparalleled success in the comedy arena, and this success not only strengthened the network's performance throughout the week, but also allowed ABC to re-launch its TGIF (Thank Goodness It's Funny) franchise on Friday nights.

In the drama arena, new entries *Threat Matrix* and *10-8* joined audience favorites and established performers *Alias*, *NYPD Blue* and *The Practice*. On the reality front, ABC continues to deliver with *The Bachelor* and *Extreme Makeover* proving to be strong franchises for the network.

Jim Belushi and Courtney Thorne-Smith star in ABC's number one comedy *According to Jim*, the anchor of its Tuesday night comedy lineup.

ABC was able to capitalize on its momentum in primetime to successfully launch a new late-night franchise, *Jimmy Kimmel Live*. The show continues to deliver solid ratings and already bests CBS' established late-night show *The Late Late Show with Craig Kilborn* among young adults.

As perhaps the best reflection of confidence in ABC's new programming strategy, the network was able to write approximately $2.4 billion in advertising commitments (including sales for *Monday Night Football* and *The Academy Awards*), in the 2003-04 Upfront advertising marketplace. ABC was second only to NBC, and achieved double-digit price increases of 14-16 percent, more than NBC or Fox.



Ryan Sutter proposes to Trista Rehn in the climactic finale of *The Bachelorette*. Trista and Ryan recently said "I do" in the same way that they originally fell in love... in front of millions of ABC viewers.





John Benjamin Hickey and Chris Seiber (standing) star alongside Harriet Sansom Harris and Lenny Clarke in the new hit comedy series *It's All Relative*, which airs as part of ABC's strong Wednesday night line-up.



Martha Stewart tells Barbara Walters, "I am innocent," in an exclusive *20/20* interview, which aired on Nov. 7, 2003.



Good Morning America's Robin Roberts, Charles Gibson and Diane Sawyer broadcast live from the U.S. Naval Academy in Annapolis, Maryland as part of ABC News' year-long project, "50 States: One Nation, One Year."

TOUCHSTONE TELEVISION

Touchstone Television has reestablished itself as one of Hollywood's leading production companies, supplying critically acclaimed quality entertainment to the television industry. Formed in 1984, Touchstone Television has produced some of the most popular and longest-running comedies in television history, including *Home Improvement*, *The Golden Girls*, *Empty Nest* and *Boy Meets World*, as well as critical favorites such as *Once and Again*, *Felicity* and *Sports Night*. To streamline communications and increase efficiencies, Touchstone Television merged with ABC Entertainment in 1999 to form the ABC Entertainment Television Group.

The last two seasons have been the most successful in Touchstone's 19-year history, with 15 series on the air this season, including commitments from ABC, NBC and CBS. The studio is responsible for such popular returning shows as *Alias*, *My Wife and Kids*, *According to Jim*, *8 Simple Rules*, *Life with Bonnie* and *Less Than Perfect* on ABC; *Scrubs* on NBC; *The Amazing Race* on CBS, and *Monk* on USA.

Among Touchstone's new programs on ABC's primetime schedule this fall are *Hope & Faith*, *It's All Relative*, *10-8* and *Threat Matrix*, all of which received either full-season or additional episode commitments. Midseason programming from the studio includes the dramas *Line of Fire* and *Stephen King's Kingdom Hospital*.

ABC NEWS

With signature programs such as *Good Morning America*, *World News Tonight with Peter Jennings*, *Nightline*, *Primetime Thursday* and *20/20*, ABC News continues to set the broadcast standard for news and information in television.

Over the past five years, *Good Morning America* has grown 24 percent among adults 25-54. At the conclusion of the 2002-03 season, *World News Tonight* had narrowed the gap with its competition, *NBC Nightly News*, by nearly 90 percent in adults 25-54 from the previous year.

Throughout the 2002-03 season, newsmaker interviews by Diane Sawyer and Barbara Walters on *Primetime Thursday* and *20/20*, with such celebrities as the Osbournes, Jennifer Lopez and Whitney Houston – as well as the Michael Jackson special – enabled the two programs to record the top-five-ranked primetime newsmagazine telecasts of the season among adults 18-49, and the top-three-ranked among total viewers. This past fall, the shows and their distinguished hosts continued to attract headliners and audiences alike with exclusive interviews with U.S. Army Private Jessica Lynch and Martha Stewart.

In May 2003 *Nightline*, anchored by Ted Koppel, delivered its best May sweeps performance in three years among total viewers and adults 25-54. This season the late-night staple was honored with the prestigious George Foster Peabody Award and the Alfred I. duPont Award for a five-part series on the war in Congo, *Heart of Darkness*. *The Survivors*, *Nightline's* report on two victims of the September 11 attack on the Pentagon, also won the Peabody Award.

In the fall, a new Monday night edition of *Primetime* premiered. This season will also see the return of ABC News' critically acclaimed courtroom series, *State v.* and *NYPD 24-hour*, a new program that takes an "unlimited access" look at the New York Police Department.

ABC News continues to expand its brand with new ventures such as *ABC News Live* on AOL, the first 24-hour streaming news network with hourly updates and anchored coverage of breaking news on the Internet, which launched in spring 2003. ABC News programming is now available to some 35 million online viewers thanks to multi-year deals with the leaders in broadband and digital information, including RealNetworks, AOL for Broadband and Yahoo! ABC News' own Web site, ABCNEWS.com, has grown in subscription revenues and new initiatives, and marked its first full year of profitability in Fiscal Year 2003.

For Election Year 2004, ABC News will bring the American public unparalleled reporting on the candidates, issues and campaigns. ABC News Radio, which reached an estimated weekly audience of 89 million people in 2003, will also offer "wall-to-wall" reporting from the campaign trail and conventions, and on Election Night 2004.



Peter Jennings talks to soldiers preparing for battle on the Iraqi border as part of ABC News' coverage of the war in Iraq.

ABC SPORTS

ABC Sports boasts a roster of sporting event franchises rich in tradition that have truly brought viewing audiences "Championship Television."

With its dream team of Al Michaels and John Madden in the announcer's booth, *Monday Night Football*, in its 34th year on ABC, is the most successful primetime sports series in television history. It has been a top 10 primetime program for the last 14 seasons, as well as network television's number one-ranked show in key male demographics. The Jan. 26, 2003 broadcast of the Super Bowl was the second-most-watched program in television history, reaching 137.65 million viewers.

College football on ABC is a tradition that spans 38 consecutive years. From the opening games in August to the National Championship Game in January, ABC announcers Keith Jackson, Bob Griese, Brent Musberger and others report all the drama, pageantry and excitement from the Big-Ten, PAC-10, Big 12, Big East, ACC and Mountain West conferences. The Bowl Championship Series in its sixth year on ABC has been a phenomenal success, with last season's Tostitos Fiesta Bowl the most-watched college football game ever. On Jan. 4, 2004, ABC telecast this year's BCS Championship Game, the Nokia Sugar Bowl.

The NBA returned to ABC last season, with a full complement of games, including regular season, play-offs and finals. Al Michaels will lead the announcing team for the 2003-04 season. Ice hockey fans continue to see exhilarating NHL action, culminating in the Stanley Cup playoffs and finals. In addition, the British Open, the centerpiece of the network's golf coverage, the Indianapolis 500 – the "Greatest Spectacle in Racing" – and the Little League World Series remain a part of ABC's "Championship Television" programming line-up.

ABC DAYTIME

ABC Daytime's leadership in the key drama line-up ratings for women 18-49 continued for the 27th consecutive season, consistently placing three of the top-five-ranked programs. *General Hospital* was the number one daytime show for the season. At the first-ever three-hour Daytime Emmy Awards ceremony, the network came away with the lion's share of awards: *The View* won its first Emmy for Outstanding Talk Show, while *All My Children* took home the most awards with 17 trophies.

ABC Daytime's position as industry leader was maintained last season as the network established a new series of firsts for the daypart. During "Fan February," viewers were able to influence the story for the first time, a successful experiment that fans can expect to enjoy even more this year. In addition to driving the story, *All My Children* audiences were able to choose a cast member in the reality-integrated search for the "Sexiest Man in America," while fans of *The View* were given the opportunity to be Barbara Walters for a day and to enter a contest to have *The View* broadcast from their hometown.



Emmy Award®-winning broadcasters John Madden and Al Michaels, *Monday Night Football's* dream team, offer commentary from the announcer's booth during the 34th season of the longest-running and most successful primetime sports series in television history.

ABC KIDS

In the 2002-03 season, the ABC Kids line-up maintained a steady performance among young children, climbing five percent among children 6-11 and six percent among "tweens" 9-14 compared to the preceding season. In key girl and "tween" demographics, *Lizzie McGuire* was ABC's top-ranked show, while *The Proud Family* and *Kim Possible* led their respective time periods. For the past two seasons, ABC Kids has served as a showcase for the best programs from The Walt Disney Company's various children's programming platforms. This strategy has brought new viewers to ABC while simultaneously exposing new Disney series to a wider audience.

ABC OWNED TELEVISION STATIONS

ABC's group of 10 television stations continues to enjoy strong audience ratings, with seven properties ranking number one in households in their markets from sign-on to sign-off. Taken together, ABC Owned Television Stations reach 24 percent of the nation's TV households.

An extensive commitment to local news coverage contributes to the ABC group's overall success, including the highest ratings in early local news in all top-five Nielsen markets: New York, Los Angeles, Chicago, Philadelphia and San Francisco. Long-standing public affairs broadcasts reflect the diversity within each market. Viewers also rely upon the stations for other important community programming, such as local political debates. In addition, ABC's owned stations are widely recognized for their outstanding coverage of community celebrations, ranging from WPVI-TV Philadelphia's *Thanksgiving Day Parade* and KTRK-TV Houston's *Rodeo Parade* to WLS-TV Chicago's *New Year's Eve Chicago Style*.

Most of the ABC stations have long-term contracts with some of the most popular syndicated programming with the most staying power, including *Oprah*, *Wheel of Fortune* and *Jeopardy*. These shows provide successful lead-ins to local news programming and to network primetime fare. The stations also achieve considerable success with series such as *Live with Regis and Kelly*, produced by WABC-TV in New York and syndicated by Disney's Buena Vista Television.

ABC stations continue to develop their Internet platforms which, in the aggregate, are now reaching over 10 million unique users per year and feature content including news, sports, weather, financial information, health information and other offerings. ABC stations also are making the transition to digital technology and other cutting-edge developments – dedicated to being in the forefront of service to viewers, while keeping a close eye on cost efficiency.

ABC HDTV

ABC has been a leader in bringing High Definition Television (HDTV) to American viewers and was the first major broadcast network to begin broadcasting in HDTV, beginning in November 1998. The network broadcasts the majority of its primetime schedule in HDTV, including all comedies, dramas and theatrical movies. In 2003, ABC added the two most-watched events on television to its HDTV roster, the Super Bowl and the Academy Awards. In addition, the NBA finals, the Stanley Cup finals and the 2003-04 season of *Monday Night Football* were broadcast in HDTV.

MEDIA NETWORKS

WALT DISNEY INTERNET GROUP

Disney operates some of the most popular properties on the Internet, which together attract 38 million unique visitors every month. The Walt Disney Internet Group (WDIG) provides strategic leadership, business execution support and a world-class Internet technology platform for these sites, and also directly operates Disney Online worldwide, FamilyFun.com, Movies.com, DisneyAuctions and all of Disney's expanding wireless Internet businesses.



Left to right: Paul Yanover, senior vice president and general manager, Walt Disney Parks and Resorts Online – Ken Goldstein, executive vice president and managing director, Disney Online – Larry Shapiro, executive vice president, business development and operations – Steve Wadsworth, president, Walt Disney Internet Group – Mark Handler, executive vice president and managing director, international – Douglas Parrish, senior vice president and chief technology officer – Bernard Gershon, senior vice president and general manager, ABCNEWS.com – Bruce Gordon, senior vice president and chief financial officer.



Disney's Toontown Online, the first 3-D massively multiplayer (MMP) online game for kids and families, launched in 2003.

Fiscal year 2003 marked an important milestone: at a time when most Internet operations are still running fiscal deficits, The Walt Disney Company's Internet businesses achieved their first full year of profitability. This accomplishment was based on improved operational performance with Disney's core branded Internet properties as well as the development and growth of new business opportunities.

Disney's Internet businesses have developed multiple revenue streams: advertising, premium content subscriptions, syndication and e-commerce. In fiscal year 2003, Disney's Internet businesses were able to offer new advertising inventory and technologies that appealed to large advertisers. Premium subscription and syndicated content revenues greatly expanded as WDIG increased its content offerings and grew its subscriber bases. In e-commerce, the Internet businesses delivered year-over-year revenue growth of more than 30 percent for both DisneyStore.com and Parks and Resorts Online, capitalizing on the growing use of the Internet to purchase products, buy tickets and book vacations. In addition to this strong top-line growth, WDIG's centralized technology infrastructure continued to drive efficiencies for all of the Internet businesses throughout the company.

New product development, especially for the rapidly expanding broadband and wireless platforms, was a key component of the strong performance of the Internet businesses in 2003.

BROADBAND

ABC News On-Demand is a subscription video news service that offers top ABC News programs, including *World News Tonight with Peter Jennings* for On-Demand viewing. It is one of the leading premium, broadband Internet content products in the United States and is now available through ABCNEWS.com, RealNetworks, AOL Broadband, Yahoo! and BellSouth. ABC News Live, part of the ABC News On-Demand service, offers 24-hour live news feeds and live anchored coverage of world and domestic events exclusively on the Internet.

DIG Motion is a proprietary technology that allows broadband users to view high-quality video without the buffering, streaming or waiting of traditional Internet video technologies. The free application, which first launched on ESPN.com as ESPN Motion, now appears on many Disney Internet sites and allows advertisers to run television commercials online with the same video and audio quality of broadcast television.

A new version of Disney's Blast, the premium online subscription service for children that provides weekly updated educational and entertainment features, was launched specifically for subscribers with broadband Internet connections.

Disney Connection is an interactive broadband content service that offers a wide range of rich-media Disney entertainment and learning activities in a safe environment. Its line-up includes animated shorts, Disney sneak previews, music and educational games. In 2003 Disney Connection debuted in Spain as Connecta Disney and in Japan as DisneyBB on FLET'S.

In June, WDIG launched the downloadable, broadband edition of Disney's Toontown Online, the first massively multiplayer online game created specifically for kids and families. A packaged version of the game became available from major retail chains in the fall.

WIRELESS

2003 was also a year of great growth for the wireless content industry. WDIG is expanding its wireless content distribution business under the Disney, ESPN and ABC brands. The company now offers more than 30 wireless content services, ranging from ring tones and graphics to games based on Disney and ESPN properties to streaming video news from ABC News. WDIG has distribution agreements with more than 34 carriers in 21 countries. In Japan alone, WDIG has built a wireless business with more than 3.5 million paid subscriptions and is the number one branded wireless content provider in that market.

The Internet is rapidly evolving as both an entertainment medium and a commerce channel, and Disney is committed to leadership and success in both realms. In 2004, the Walt Disney Internet Group plans for continued growth in its profitable core businesses while also launching new initiatives that further establish a premier position for the company in the Internet medium.


SKATEBOARDING

Mobile entertainment content from WDIG extends the magic of Disney and brands from across The Walt Disney Company into the wireless medium.


Unlock the secret to magical Disney rewards!
Disney Online
Home
Destinations
Store
Playhouse
Disney's Blast
Toontown
Kids Island
Entertainment
Inside Disney
Places to Visit
DESTINATIONS
FamilyFun
ENTERTAINMENT
BROTHER BEAR
Disney DIRECTORY
Entertainment Directory
Destinations Directory
Inside the Company Directory

Disney.com consistently ranks as the leading kids entertainment Internet site, attracting approximately 12 million unique visitors each month.

WALT DISNEY INTERNATIONAL

Walt Disney International is at the center of Disney's business development and growth activities in new and established markets around the world. Working in conjunction with all of Disney's business segments, Walt Disney International is responsible for coordinating and overseeing growth opportunities for Disney outside the United States, and for targeting new businesses, growing and increasing penetration of existing businesses, and leading the development of business and operations in emerging markets.

Clockwise from top left: Cindy Rose, senior vice president and managing director, Walt Disney International, United Kingdom and Ireland – Brian Spaulding, senior vice president, chief financial officer – Claus Holst-Gydesen, senior vice president and managing director, Germany, Switzerland and Austria – Diego Lerner, president, The Walt Disney Company Latin America – Umberto Virri, country manager, Italy – Stuart Warrener, managing director, Central and Eastern Europe, Middle East and Africa – Philippe Laco, managing director, France and Benelux – Katarzyna Westermark, managing director, Poland – Mats Caneman, senior vice president and country manager, Nordic – Mickey Mouse, "leader of the club" – Laszlo Hubay Cebrain, country manager, Iberia, S.L. – Koji Hoshino, president, The Walt Disney Company (Japan) Ltd. Center: Andy Bird, President, Walt Disney International.



To achieve these goals, Walt Disney International ensures that each business unit benefits from the fully integrated nature of the Disney organization through mutually beneficial promotional opportunities present in films such as *Finding Nemo* or new franchises such as the popular comic book series *W.i.t.c.h.* In the last year, this team has contributed to Disney's widespread international success, highlighted by supporting the launch of Disney Channel Japan; coordinating cross-company support of Disney's box office sensation *Pirates of the Caribbean*; and expanding Disney's brand power at retail in the rapidly developing countries of Eastern and Central Europe.

New technologies play a critical role in Disney's growth internationally. The burgeoning mobile market is one such success story, particularly in Japan, where Disney multimedia content, including ring tones, graphics, utilities and games, is available on a broad range of wireless applications.

Walt Disney International works closely with each division of the company to position the Disney brand to capitalize on opportunities present in expanding markets such as China and India.

These vast, untapped consumer bases present tremendous growth potential. Disney is poised for rapid growth throughout Asia by leveraging its experience in utilizing theme parks, television, film and consumer products to reinforce each other to drive brand awareness and demand for Disney products and services.

Disney has already made significant inroads in China, where Hong Kong Disneyland is under construction; Walt Disney Internet Group has signed an agreement with the country's leading Internet portal to deliver online and mobile content; and the company is working to further expand Disney's television presence.


NEMO
EM CART

[illegible] the *Finding Nemo* premiere.

The Wiggles in Taiwan continue to engage the minds and imaginations of preschoolers on Disney Channel and DVD, as well as through their music album and live performances.



DisneyHAND

Worldwide Outreach for The Walt Disney Company



Wayne Brady congratulates John Passarini, 2003 DisneyHand Teacher of the Year.


WALT DISNEY CONCERT HALL
MUSIC CENTER OF LOS ANGELES COUNTY
THE WALT DISNEY CONCERT HALL WAS INITIATED IN
1987 BY A GENEROUS GIFT FROM LILLIAN DISNEY,
THE WIDOW OF WALT DISNEY.

DisneyHand, worldwide outreach for The Walt Disney Company, is dedicated to making the dreams of families and children a reality through public service initiatives, community outreach and volunteerism in the areas of learning, compassion, the arts and the environment.

In 2003, DisneyHand provided more than $150 million in monetary contributions, in-kind support and public service airtime to charitable causes. Following are just a few of the outreach efforts taking place every day of the year in partnership with Disney businesses around the globe.

Disney VoluntEARS give more than 350,000 hours a year to the communities where they live and work. The 2003 Disney Family Movie Night in Hong Kong was the largest Disney VoluntEAR event ever hosted outside the United States. Co-sponsored by the Hong Kong government and Hong Kong Disneyland, this show and screening of *The Lion King* for 30,000 people helped bring the community together in the wake of the SARS crisis.

DisneyHand's learning programs focus on making learning both engaging and effective by supporting teachers, schools and the children they serve. Since 1989, the DisneyHand Teacher Awards have honored the country's most outstanding and creative teachers. Wayne Brady announced this year's Teacher of the Year, selected from the more than 150,000 teachers nominated. The DisneyHand Reading Together program partners with Disney Publishing to provide children in need with books of their own through non-profit First Book and shares Reading Together tips and programming on Playhouse Disney, Radio Disney and Disney.com.

During its Season of Compassion, DisneyHand partners with Buena Vista Home Entertainment, Disney Consumer Products and Starlight Children's Foundation® to provide everything from videos to games and toys to patients in children's hospitals around the world. DisneyHand is committed to fulfilling the Disney-related wishes of children with life-threatening illnesses, from theme park vacations to once-in-a-lifetime experiences. In partnership with the Make-A-Wish Foundation®, Walt Disney Pictures made the dreams of four wish children come true by casting them in *Freaky Friday*, starring Jamie Lee Curtis and Lindsay Lohan. The children's wish experiences included walk-on roles, complete with limousines, wardrobe and a trip to the film's premiere.

As part of ABC Cable Networks Group's public affairs initiative, "Learning Together!," Disney Channel and DisneyHand have brought the "Imagineer That!" program to schools around the country to encourage children's creativity. This program is in addition to DisneyHand's support of local arts organizations, including Walt Disney Concert Hall in Los Angeles, and the arts-related messages aired as part of the "ABC A Better Community" public service campaign.

For more information about DisneyHand please visit www.DisneyHand.com.



DisneyHand brings Disney magic to hospitalized children around the world.



Disney's Environmentality™

"Environmentality" is the term used by The Walt Disney Company to describe its attitude toward environmental issues and operations, with an emphasis on an intelligent and knowledgeable approach to this important concern. The continued strength of Disney's Environmentality program is firmly rooted in the many synergistic partnerships developed both internally and externally with the public and private sectors. The company continues to place a priority on environmental sustainability, protection and education – significant components of its corporate social responsibility initiatives. This philosophy reaches Disney cast members and guests around the world, providing environmental education and action to a diverse array of audiences.



The birth of Tufani, the first African elephant to be born at Disney's Animal Kingdom, was made possible through a partnership between Disney's Animal Programs' team and the American Zoo and Aquarium Association, which cooperatively manages the elephant population in North America.

As the company continues to grow, so does the number of innovative programs targeting green design and construction, wildlife conservation, energy modeling, environmental research and development, and resource conservation. Disney benchmarks its environmental programs against other leading organizations to ensure that best management practices and systems are consistently integrated and updated throughout the company's global operations. Forward-thinking and proactive efforts such as these are designed to minimize the environmental impact of Disney's worldwide assets and enhance the protection of Disney cast members, employees and guests around the world.



Two noteworthy examples of the company's ability to use Environmentality to touch lives are "Jiminy Cricket's Environmentality Challenge" and "WOW – Wonderful Outdoor World." "Jiminy Cricket's Environmentality Challenge" transforms fifth-grade classrooms in California, Florida, Hong Kong, and the Grand Cayman Islands into problem-solving laboratories that empower children to recognize and resolve community-based environmental challenges. Similarly, "WOW" brings environmental education and activity right to the doorstep of inner city children. Together, these outreach programs have positively impacted the lives of well over one million children and their families.




Disneyland
CONGRATULATES
MR. NEUBACHER'S
5TH GRADE CLASS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

Results of Operations

(in millions, except per share data)	2003	2002	2001
Revenues	**$ 27,061**	$ 25,329	$ 25,172
Costs and expenses	**(24,330)**	(22,924)	(21,573)
Amortization of intangible assets	**(18)**	(21)	(767)
Gain on sale of businesses	**16**	34	22
Net interest expense	**(793)**	(453)	(417)
Equity in the income of investees	**334**	225	300
Restructuring and impairment charges	**(16)**	–	(1,454)
Income before income taxes, minority interests and the cumulative effect of accounting changes	**2,254**	2,190	1,283
Income taxes	**(789)**	(853)	(1,059)
Minority interests	**(127)**	(101)	(104)
Income before the cumulative effect of accounting changes	**1,338**	1,236	120
Cumulative effect of accounting changes:			
Film accounting	**–**	–	(228)
Derivative accounting	**–**	–	(50)
Multiple element revenue accounting	**(71)**	–	–
Net income (loss)	**$ 1,267**	$ 1,236	$ (158)
Earnings (loss) attributed to Disney common stock[1]	**$ 1,267**	$ 1,236	$ (41)
Earnings per share before the cumulative effect of accounting changes attributed to Disney common stock:			
Diluted[2]	**$ 0.65**	$ 0.60	$ 0.11
Basic	**$ 0.65**	$ 0.61	$ 0.11
Cumulative effect of accounting changes per share:			
Film accounting	**$ –**	$ –	$ (0.11)
Derivative accounting	**–**	–	(0.02)
Multiple element revenue accounting	**(0.03)**	–	–
	$ (0.03)	$ –	$ (0.13)
Earnings (loss) per share attributed to Disney common stock:[1]			
Diluted[2]	**$ 0.62**	$ 0.60	$ (0.02)
Basic	**$ 0.62**	$ 0.61	$ (0.02)
Average number of common and common equivalent shares outstanding of Disney common stock:			
Diluted	**2,067**	2,044	2,100
Basic	**2,043**	2,040	2,085

[1] Disney's retained interest in the Internet Group was approximately 72% through January 28, 2001 (the last date prior to the announcement of the conversion of the Internet Group common stock) and 100% thereafter. Loss and loss per share attributed to the Internet Group in fiscal year 2001 were $(117) million and $(2.72), respectively.

[2] The calculation of diluted earnings per share assumes the conversion of the Company's convertible senior notes and adds back related after-tax interest expense of $10 million for fiscal year 2003.

Organization of Information

Management's Discussion and Analysis provides a narrative on the Company's financial performance and condition that should be read in conjunction with the accompanying financial statements. It includes the following sections:

- Consolidated Results
- Business Segment Results
- Stock Option Accounting
- Liquidity and Capital Resources
- Contractual Obligations, Commitments and Off Balance Sheet Arrangements
- Accounting Policies and Estimates
- Accounting Changes
- Forward-Looking Statements

CONSOLIDATED RESULTS

2003 vs. 2002

Overview Our income before the cumulative effect of accounting change was $1.3 billion in fiscal 2003, which was $102 million, or 8%, higher than in fiscal 2002. This represented diluted earnings per share before the cumulative effect of accounting change of $0.65, which was $.05 higher than in fiscal 2002. We made an accounting change effective as of the beginning of fiscal 2003 to adopt a new accounting rule for multiple element revenue accounting (EITF 00-21, see Note 2 to the Consolidated Financial Statements), which impacted the timing of revenue recognition related to NFL football programming at ESPN. This change resulted in a cumulative effect charge totaling $71 million. Diluted earnings per share including the effect of this accounting change were $0.62 for fiscal 2003.

Results for the current year included a write-off of an aircraft leveraged lease investment with United Airlines ($114 million pre-tax or $0.04 per share), a pre-tax gain of $16 million on the sale of the Anaheim Angels and restructuring and impairment charges of $16 million at The Disney Store, as described more fully under Consumer Products, below. Additionally, the current year included a benefit from the favorable settlement of certain state tax issues ($56 million or $0.03 per share). Results for the prior year included a pre-tax gain on the sale of shares of Knight-Ridder, Inc. ($216 million or $0.06 per share) and a pre-tax gain on the sale of the Disney Store business in Japan ($34 million or $0.01 per share).

Excluding the aforementioned items, the increase in net income for fiscal 2003 was primarily the result of increased segment operating income at our Studio Entertainment and Media Networks segments and increased equity in the income of cable investees, partially offset by lower segment operating income at our Parks and Resorts segment and Consumer Products segment, higher corporate and unallocated shared expenses and increased net interest expense. Changes in segment operating income are discussed in detail in the separate sections below.

Net Interest Expense Net interest expense is detailed below:

	Year Ended September 30,		
(in millions)	**2003**	2002	2001
Interest expense	**$(666)**	$(708)	$(544)
Interest and investment income (loss)	**(127)**	255	127
Net interest expense	**$(793)**	$(453)	$(417)

The increase in net interest expense reflects lower interest expense due to lower interest rates and average debt balances, offset by higher investment losses. The investment losses in fiscal 2003 included the $114 million write-off of our leveraged lease investment with United Airlines referred to above. In contrast, fiscal 2002 included the $216 million gain on the sale of Knight-Ridder, Inc. shares referred to above.

Equity in the Income of Investees The increase in equity in the income of our investees reflected increases at Lifetime Television, due to lower advertising expenses, as well as increases at A&E and E! Entertainment due to higher advertising revenues. In addition, a write-down of an investment in a Latin American cable operator negatively affected prior-year equity income.

Effective Income Tax Rate The effective income tax rate decreased from 38.9% in fiscal 2002 to 35.0% in fiscal 2003. The decrease in the current year effective income tax rate is primarily due to a reduction in income tax expense due to a $56 million reserve release as a result of the favorable resolution of certain prior-year state income tax exposures. As more fully disclosed in Note 8 to the Consolidated Financial Statements, the current year effective income tax rate reflects a $71 million benefit for certain income exclusions provided for under U.S. income tax laws. These income exclusions are under review and if they were to be repealed without the enactment of legislation replacing a substantial amount of the current benefit, there would be a negative impact on the Company's income tax expense going forward.

Pension and Benefit Costs Increasing pension and postretirement medical benefit plan costs have affected results in all of our segments, with the majority of these costs being borne by the Parks and Resorts segment. The costs increased from $71 million in fiscal 2002 to $131 million in fiscal 2003. The increase in fiscal 2003 was due primarily to a lower discount rate used to measure the present value of plan obligations, a lower expected long-term return on plan assets and the actual performance of plan assets. For fiscal 2003 expense, the discount rate assumption decreased from 7.50% to 7.20% reflecting the decline in overall market interest rates and the expected return on plan assets was reduced from 9.50% to 8.50% reflecting trends in the overall financial markets.

We expect pension and postretirement medical costs to increase further in fiscal 2004 to $375 million. The increase is due primarily to a further decrease in the discount rate assumption and a further reduction in the expected return on plan assets. For fiscal 2004 expense, the discount rate assumption is decreasing from 7.20% to 5.85%, reflecting the further decline in prevailing market interest rates. Our long-term expected rate of return on plan assets has been reduced from 8.50% for fiscal 2003 to 7.50% for fiscal 2004.

Cash contributions to the pension plans are expected to increase in fiscal 2004 to approximately $130 million from $25 million in fiscal 2003.

Over the past few years, the value of assets in the plans have declined in line with the performance of the financial markets generally. This situation combined with the increase in the present value of pension obligations results in pension obligations exceeding the fair value of plan assets for certain of the pension plans. In this circumstance, the accounting rules require that we record an immediate adjustment to reflect the unfunded accumulated pension obligation. Accordingly, as of September 30, 2003, the Company recorded an additional minimum pension liability adjustment totaling $899 million ($564 million after tax; see Note 9 to the Consolidated Financial Statements). The accounting rules require that this after-tax adjustment be recorded as a reduction of equity by charging accumulated other comprehensive income rather than as a current year expense. Expense recognition under the pension accounting rules is based upon plan asset returns and plan benefit costs over the life of the Company's workforce.

2002 vs. 2001

Overview Income before the cumulative effect of accounting change for fiscal 2002 was $1.2 billion, compared to $120 million in fiscal 2001. Diluted earnings per share before the cumulative effect of accounting change was $0.60 in fiscal 2002 as compared to $0.11 in fiscal 2001.

Results in fiscal 2002 included a pre-tax gain ($216 million or $0.06 per share) on the sale of the remaining shares of Knight-Ridder, Inc., a pre-tax gain on the sale of the Disney Store business in Japan ($34 million or $0.01 per share), the results of operations of ABC Family (which was acquired on October 24, 2001), incremental interest expense for borrowings related to that acquisition and the cessation of amortization of goodwill and certain intangible assets, due to the adoption of SFAS 142 effective October 1, 2001. Results for fiscal 2001 included restructuring and impairment charges ($1.5 billion or $0.52 per share) and the cumulative effect of accounting changes ($278 million or $0.13 per share). Earnings and earnings per share attributed to Disney common stock before the cumulative effect of accounting changes and adjusted for the impact of SFAS 142 for fiscal 2001 were $891 million and $0.42, respectively.

In addition to the items discussed above, fiscal 2002 results reflected lower segment operating income in our Media Networks and Parks and Resorts segments, lower equity in the income of investees and higher net interest expense, partially offset by higher segment operating income in the Studio Entertainment segment. Changes in segment operating income are discussed in detail in the separate sections below.

Equity in the Income of Investees Lower equity in the income of investees reflected the write-down of an investment in a Latin American cable operator, decreases at the cable investments resulting from the soft advertising market and higher advertising costs at Lifetime Television.

Net Interest Expense Net interest expense increased to $453 million in fiscal 2002 as compared to $417 million in fiscal 2001 due to incremental borrowings in connection with the ABC Family acquisition. Higher interest expense was partially offset by increased investment income due to the gain on the sale of Knight-Ridder shares.

Effective Income Tax Rate The effective income tax rate decreased from 82.5% in fiscal 2001 to 38.9% in fiscal 2002. The fiscal 2001 effective income tax rate was higher due to nondeductible impairment charges related to intangible assets that were recorded during that year. Additionally, fiscal 2001 had much higher nondeductible goodwill amortization as the Company ceased amortizing goodwill in fiscal 2002.

Fiscal 2001 Restructuring and Impairment Charges The Company recorded restructuring and impairment charges of approximately $1.5 billion for the year ended September 30, 2001, which primarily related to the closure of the GO.com portal businesses, impairments of Internet investments, a company-wide workforce reduction and the closure of the DisneyQuest facility in Chicago and certain Disney Stores in North America. The majority of these were non-cash charges. As of September 30, 2003 there were no remaining reserve balances outstanding or cash flow requirements related to these charges.

BUSINESS SEGMENT RESULTS

	Year Ended September 30,		
(in millions)	**2003**	2002	2001
Revenues:			
Media Networks	**$10,941**	$ 9,733	$ 9,569
Parks and Resorts	**6,412**	6,465	7,004
Studio Entertainment	**7,364**	6,691	6,009
Consumer Products	**2,344**	2,440	2,590
	$27,061	$25,329	$25,172
Segment operating income:			
Media Networks	**$ 1,213**	$ 986	$ 1,758
Parks and Resorts	**957**	1,169	1,586
Studio Entertainment	**620**	273	260
Consumer Products	**384**	394	401
	$ 3,174	$ 2,822	$ 4,005

The Company evaluates the performance of its operating segments based on segment operating income and management uses aggregate segment operating income as a measure of the performance of operating businesses. The Company believes that aggregate segment operating income assists investors by allowing them to evaluate changes in the operating results of the Company's portfolio of businesses separate from factors other than business operations that affect net income. The following table reconciles segment operating income to income before income taxes, minority interests and the cumulative effect of accounting changes.

	Year Ended September 30,		
(in millions)	**2003**	2002	2001
Segment operating income	**$3,174**	$2,822	$ 4,005
Corporate and unallocated shared expenses	**(443)**	(417)	(406)
Amortization of intangible assets	**(18)**	(21)	(767)
Gain on sale of businesses	**16**	34	22
Net interest expense	**(793)**	(453)	(417)
Equity in the income of investees	**334**	225	300
Restructuring and impairment charges	**(16)**	—	(1,454)
Income before income taxes, minority interests and the cumulative effect of accounting changes	**$2,254**	$2,190	$ 1,283

Depreciation expense is as follows:

	Year Ended September 30,		
(in millions)	**2003**	2002	2001
Media Networks	**$ 169**	$ 180	$176
Parks and Resorts	**681**	648	604
Studio Entertainment	**39**	46	47
Consumer Products	**63**	58	90
Segment depreciation expense	**952**	932	917
Corporate	**107**	89	70
Total depreciation expense	**$1,059**	$1,021	$987

Segment depreciation expense is included in segment operating income and corporate depreciation expense is included in corporate and unallocated shared expenses.

Media Networks

The following table provides supplemental revenue and segment operating income detail for the Media Networks segment:

	Year Ended September 30,		
(in millions)	**2003**	2002	2001
Revenues:			
Broadcasting	**$ 5,418**	$5,058	$5,703
Cable Networks	**5,523**	4,675	3,866
	$10,941	$9,733	$9,569
Segment operating income (loss):			
Broadcasting	**$ 37**	$ (37)	$ 695
Cable Networks	**1,176**	1,023	1,063
	$ 1,213	$ 986	$1,758

Media Networks

2003 vs. 2002

Revenues Media Networks revenues increased 12%, or $1.2 billion, to $10.9 billion. The increase reflected an increase of 7%, or $360 million, at Broadcasting and an increase of 18%, or $848 million at the Cable Networks.

Increased Broadcasting revenues were driven primarily by an increase of $196 million at the ABC Television Network, $60 million at the Company's owned and operated television stations and $33 million at the radio networks and stations. The increases at the television network and stations were primarily driven by higher advertising revenues reflecting higher rates due to an improved advertising marketplace. The airing of the Super Bowl in the second quarter of the current year also contributed to increased advertising revenues. Revenues at the radio networks and stations also increased due to the stronger advertising market.

Increased Cable Networks revenues were driven by increases of $455 million in revenues from cable and satellite operators and $385 million in advertising revenues. Increased advertising revenue was primarily a result of the addition of NBA games. Revenues from cable and satellite operators are largely derived from fees charged on a per subscriber basis, and the increases in the current year reflected both contractual rate adjustments and subscriber growth. The Company's contractual arrangements with cable and satellite operators are renewed or renegotiated from time to time in the ordinary course of business. A significant number of these arrangements will be up for renewal in the next 18 months. Consolidation in the cable and satellite distribution industry and other factors may adversely affect the Company's ability to obtain and maintain contractual terms for the distribution of its various cable and satellite programming services that are as favorable as those currently in place. If this were to occur, revenues from Cable Networks could increase at slower rates than in the past or could be stable or decline.

Costs and Expenses Costs and expenses for this segment consist primarily of programming rights costs and amortization, production costs, distribution and selling expenses and labor costs. Costs and expenses increased 11%, or $981 million, over fiscal 2002 due to higher programming and production costs, partially offset by lower bad debt expense at the Cable Networks. Additionally, the prior year benefited from the receipt of insurance proceeds related to the loss of a broadcast tower.

Higher programming and production costs at the ABC Television Network were primarily due to the airing of the Super Bowl and the costs of coverage of the war in Iraq. Higher programming costs at the Cable Networks were primarily due to NBA and MLB telecasts and higher programming costs at ABC Family. Programming cost increases were partially offset by lower cost amortization for the NFL contract due to commencing the three year option period as described under "Sports Programming Costs," below. The decrease in bad debt expense at Cable Networks reflected negative impacts in the prior year related to financial difficulties of Adelphia Communications Company (Adelphia) in the United States and KirchMedia & Company (Kirch) in Germany.

Segment Operating Income Segment operating income increased 23%, or $227 million, to $1.2 billion. The increase reflected increases of $74 million at Broadcasting and $153 million at the Cable Networks. Increased segment operating income at Broadcasting reflected higher advertising revenues, partially offset by increased programming and production costs. Growth at the Cable Networks reflected higher revenues from cable and satellite operators and higher advertising revenue, partially offset by increased sports programming costs.

Sports Programming Costs The initial five-year period of the Company's contract to televise NFL games was non-cancelable and ended with the telecast of the 2003 Pro Bowl. In February 2003, the NFL did not exercise its renegotiation option and as a result, the Company's NFL contract was extended for an additional three years ending with the telecast of the 2006 Pro Bowl. The aggregate fee for the three-year period will be $3.7 billion. ESPN recognized the costs of the initial five-year term of the contract at levels that increased each year commensurate with increasing NFL revenues. As a result, ESPN experienced its highest level of NFL programming costs during fiscal 2003. The implementation of the contract extension will reduce fiscal 2004 NFL costs by approximately $180 million versus fiscal 2003, and such costs are expected to be relatively level over the remaining two years of the contract extension.

Cost recognition for NFL programming at the ABC Television Network in fiscal 2004 is expected to decrease by $300 million as compared to fiscal 2003. The decrease at the ABC Television Network is primarily due to the absence of the Super Bowl, which was aired by the ABC Television Network in fiscal 2003 and will be absent in fiscal 2004, as well as fewer games in fiscal 2004. The absence of the Super Bowl and the lower number of games at the ABC Television Network will also result in lower revenue from NFL broadcasts in fiscal 2004.

Due to the payment terms in the NFL contract, there will be approximately a $116 million decrease in cash payments under the contract in fiscal 2004 as compared to fiscal 2003.

The Company has various contractual commitments for the purchase of television rights for sports and other programming, including the NFL, NBA, MLB, NHL and various college football conference and bowl games. The costs of these contracts have increased significantly in recent years. We enter into these contractual commitments with the expectation that, over the life of the contracts, revenue from advertising during the programming and affiliate fees will exceed the costs of the programming. While contract costs may initially exceed incremental revenues and negatively impact operating income, it is our expectation that the combined value to our sport networks from all of these contracts will result in long-term benefits. The actual impact of these contracts on the Company's results over the term of the contracts is dependent upon a number of factors, including the strength of advertising markets, effectiveness of marketing efforts and the size of viewer audiences.

Media Networks

2002 vs. 2001

Revenues Revenues increased 2%, or $164 million, to $9.7 billion, reflecting a decrease of 11%, or $645 million, at Broadcasting, partially offset by an increase of 21%, or $809 million, at the Cable Networks.

Decreased Broadcasting revenue was driven primarily by a decrease of $608 million at the ABC Television Network and $64 million at the Company's owned and operated stations. The declines at the ABC Television Network and the Company's owned television stations were primarily driven by lower ratings and lower advertising rates.

Increases at the Cable Networks were driven by an increase of $540 million due to higher revenues from cable and satellite operators at ESPN and Disney Channel and approximately $342 million due to the acquisition of ABC Family, partially offset by a decrease of $19 million in advertising revenues. Revenues from cable and satellite operators increased due to higher rates at ESPN and subscriber growth at both ESPN and the international Disney Channels. Lower advertising revenues were due to the soft advertising market and lower revenues from Adelphia and Kirch as a result of their financial difficulties.

Costs and Expenses Costs and expenses increased 12%, or $936 million, driven by higher sports programming costs at ESPN, higher bad debt expense due to the financial difficulties of Adelphia and Kirch and increased advertising costs at the Cable Networks, partially offset by lower costs at the Internet Group and proceeds from an insurance settlement.

Segment Operating Income Segment operating income decreased 44%, or $772 million, to $1.0 billion, driven by decreases of $732 million at Broadcasting, primarily due to decreased advertising revenues. Cable operating income decreased 4%, or $40 million, as revenue gains were more than offset by cost increases.

Parks and Resorts
2003 vs. 2002

Revenues Revenues at Parks and Resorts decreased 1%, or $53 million, to $6.4 billion. The decrease was driven primarily by decreases of $57 million due to the sale of the Anaheim Angels baseball team during the third quarter of fiscal 2003, $51 million from decreased revenues from Euro Disney, and $14 million from the Walt Disney World Resort. These decreases were partially offset by an increase of $83 million at the Disneyland Resort. The decrease in revenues from Euro Disney reflected the cessation of billing and recognition of revenues from royalty and management fees commencing with the second quarter of fiscal 2003 due to Euro Disney's financial difficulties. The Company likely will not recognize revenues from royalties and management fees in fiscal 2004.

Revenues at the Walt Disney World Resort were down marginally and reflected lower theme park attendance and hotel occupancy, compared to the prior year, partially offset by increased per capita guest spending at the theme parks and hotel properties. Decreased theme park attendance and hotel occupancy at the Walt Disney World Resort reflected continued softness in travel and tourism. Guest spending increases reflected ticket price increases and fewer promotional programs offered during the year.

At the Disneyland Resort, increased revenues were primarily driven by higher theme park attendance and hotel occupancy. These increases were driven by the success of certain promotional programs offered during the year, as well as the opening of new attractions and entertainment venues at both the Disneyland Park and Disney's California Adventure during the current year.

Across our domestic theme parks, attendance and per capita guest spending increased 1% compared to the prior year. Hotel occupancy was 77% on 8,341,030 rooms in fiscal 2003 compared to 76% on 8,533,135 rooms in fiscal 2002. Per room guest spending was $210 and $204 in fiscal 2003 and 2002, respectively.

Costs and Expenses Costs and expenses, which consist principally of labor, costs of merchandise, food and beverages sold, depreciation, repairs and maintenance, entertainment, marketing and sales expense, increased 3%, or $159 million compared to the prior year. The increase in costs and expenses was primarily due to higher costs at the Walt Disney World Resort and the Disneyland Resort, partially offset by cost decreases due to the sale of the Anaheim Angels during the third quarter. Higher costs at Walt Disney World and Disneyland were primarily driven by higher spending on employee benefits, repairs and maintenance, marketing, information systems, insurance, and depreciation. Employee benefits costs in fiscal 2004 are expected to increase due to higher fiscal 2004 pension and postretirement medical costs as discussed under "Consolidated Results," above.

Segment Operating Income Segment operating income decreased 18%, or $212 million, to $957 million, primarily due to higher costs and expenses at the Walt Disney World Resort and the decreased revenues from Euro Disney. Revenue increases at the Disneyland Resort were offset by higher costs and expenses.

Parks and Resorts
2002 vs. 2001

Revenues Revenues decreased 8%, or $539 million, to $6.5 billion, driven by decreases of $496 million at the Walt Disney World Resort, $40 million at the Disneyland Resort and $24 million at Disney Cruise Line, partially offset by increased royalties of $52 million from the Tokyo Disney Resort.

At the Walt Disney World Resort, decreased revenues reflected lower attendance, occupancy and per room guest spending at the hotel properties. These decreases were driven by decreases in international and domestic visitation resulting from continued disruption in travel and tourism and softness in the economy. Lower per room guest spending at the Walt Disney World Resort was driven by promotional programs.

At the Disneyland Resort, decreased revenues were driven primarily by lower per capita guest spending at the theme parks and at the hotel properties. Lower guest spending at the Disneyland Resort was driven by ticket and other promotional programs as well as a higher mix of local guests, who have higher annual pass usage and tend to spend less per visit.

The increased royalties at Tokyo Disney Resort were due to the opening of the Tokyo DisneySea theme park and the Tokyo DisneySea Hotel MiraCosta in the fourth quarter of fiscal 2001.

Costs and Expenses Costs and expenses decreased 2%, or $122 million, driven primarily by volume decreases, reduced marketing expenses and permanent cost reduction initiatives and the absence of pre-opening costs for Disney's California Adventure. These cost decreases were partially offset by higher employee benefits and insurance costs.

Segment Operating Income Segment operating income decreased 26%, or $417 million, to $1.2 billion, driven by revenue declines at the Walt Disney World and Disneyland resorts, partially offset by decreased costs and expenses at these resorts and increased royalties from the Tokyo Disney Resort.

Studio Entertainment
2003 vs. 2002

Revenues Revenues increased 10%, or $673 million, to $7.4 billion. The increase primarily reflects an increase of $553 million in worldwide theatrical motion picture distribution and $185 million in worldwide home entertainment distribution.

The worldwide theatrical motion picture distribution revenue increases reflected the strong performance of *Pirates of the Caribbean*, Disney/Pixar's *Finding Nemo*, *Chicago*, *Santa Clause 2*, *Bringing Down the House* and *Bruce Almighty*, which the Company distributed internationally, compared to the prior year, which included Disney/Pixar's *Monsters, Inc.*, *Signs* and *Lilo & Stitch*. Worldwide home video increases reflected stronger DVD and VHS sales of *Lilo & Stitch, Beauty & the Beast, Signs, Sweet Home Alabama* and other DVD titles compared to the prior year, which included *Monsters, Inc., Pearl Harbor* and *Snow White and the Seven Dwarfs*.

Costs and Expenses Costs and expenses, which consist primarily of production cost amortization, distribution and selling expenses, product costs and participation costs, increased 5%, or $326 million. The increases reflected increases in worldwide theatrical distribution and international home video and higher development and production write-offs, partially offset by decreases in television distribution and domestic home entertainment costs. Higher costs in worldwide theatrical distribution reflected higher distribution costs for current year titles due to the promotion of high-profile releases, including *Finding Nemo*, *Pirates of the Caribbean*, *Chicago* and *Gangs of New York*, partially offset by lower production cost amortization due to the write-down of *Treasure Planet* in the prior year. Cost increases in international home entertainment reflected higher distribution costs and production cost amortization for current year titles, which included *Beauty & the Beast, Lilo & Stitch* and *Treasure Planet*, partially offset by lower participation costs. Lower costs in television distribution reflected lower production cost amortization and participation costs related to the sale of film products to television networks, the pay television market and in domestic syndication. Lower costs in domestic home entertainment reflected higher participation costs for prior-year titles, which included *Monsters, Inc.* and *Pearl Harbor*.

Segment Operating Income Segment operating income increased from $273 million to $620 million, due to growth in worldwide theatrical motion picture distribution, higher revenues in domestic home entertainment, lower television distribution costs, partially offset by higher development and production write-offs.

Studio Entertainment
2002 vs. 2001

Revenues Revenues increased 11%, or $682 million, to $6.7 billion, driven by growth of $603 million in worldwide home entertainment and $76 million in domestic theatrical motion picture distribution, partially offset by a decline of $95 million in international theatrical motion picture distribution.

Improvements in worldwide home entertainment revenues reflected strong DVD and VHS sales driven by successful titles including *Monsters, Inc., Pearl Harbor, Snow White and The Seven Dwarfs* and *Cinderella II: Dreams Come True* along with the success of Miyazaki's *Spirited Away* in Japan. In domestic theatrical motion picture distribution, revenue increases were driven by the performance of *Monsters, Inc., Signs* and *Lilo & Stitch*. Despite the success of *Monsters, Inc.*, decreased international theatrical motion picture distribution revenues reflected stronger performance of fiscal 2001 titles, which included *Pearl Harbor, Unbreakable* and *Dinosaur*.

Costs and Expenses Costs and expenses increased 12%, or $669 million, driven by increases in worldwide home entertainment and worldwide theatrical motion picture distribution. Increased costs in worldwide home entertainment reflected higher marketing, distribution and participation costs due to *Monsters, Inc.* and *Pearl Harbor* on DVD and VHS. Higher costs in worldwide theatrical motion picture distribution reflected increased marketing and distribution costs and higher participation costs for *Monsters, Inc.* and *Signs* and a $98 million impairment write-down for *Treasure Planet*.

Segment Operating Income Segment operating income increased 5%, or $13 million, to $273 million, due to increases in worldwide home entertainment, partially offset by a decline in worldwide theatrical motion picture distribution.

Consumer Products
2003 vs. 2002

Revenues Revenues decreased 4%, or $96 million, to $2.3 billion, reflecting declines of $161 million at the Disney Store, partially offset by increases of $60 million in merchandise licensing and $30 million in publishing operations.

The decline at the Disney Store is due primarily to the sale of the Disney Store business in Japan in the prior year, as well as lower comparative store sales and fewer stores in North America. The increase in merchandise licensing primarily reflected higher revenues from toy licensees, due in part to higher contractually guaranteed minimum royalties in North America, strong performance across Europe and increased royalties from direct-to-retail licenses. Higher publishing revenues were driven by increases in Europe, reflecting the strong performance of the *Topolino, W.i.t.c.h.* and *Art Attack* titles.

Costs and Expenses Costs and expenses, which consist primarily of labor, product costs (including product development costs, distribution and selling expenses) and leasehold and occupancy expenses, decreased 4% or $86 million. The decrease was primarily driven by lower costs at the Disney Store due to the sale of the Japan business and closures of Disney Store locations domestically. These decreases were partially offset by volume increases at publishing and higher divisional administrative costs.

Segment Operating Income Segment operating income decreased 3%, or $10 million, to $384 million, primarily driven by a decline at the Disney Store and increased administrative costs, partially offset by an increase in merchandise licensing due to increased sales.

Disney Stores The Company operates 474 Disney Stores in North America and Europe. During the year, the Company announced that it was pursuing strategic options for The Disney Store, including the possible sale of stores in North America and Europe, in order to focus on its core competencies and activities intended to increase capital returns. In connection with preparing the chain for sale, the Company expects to close a certain number of underperforming stores in North America.

During fiscal 2003, the Company recorded charges totaling $16 million, principally reflecting fixed asset write-downs related to the stores it expects to close (and certain related facilities) and the cost of certain administrative headcount reductions. Fixed assets associated with the stores identified for closure have been written down to their fair value, determined on the basis of estimated future discounted cash flows through the expected date of the closures. The charges are reported in "restructuring and impairment charges" in the Consolidated Statements of Income.

As store closures occur, the Company expects to incur additional charges related to lease termination costs and other actions that may be taken in connection with the disposition of the stores. Total future base rent commitments for the Disney Stores in North America and Europe totaled approximately $395 million as of September 30, 2003. Of these commitments, it is anticipated that the Company will bear the cost of those associated with the stores that will be closed, and that a buyer would assume those associated with stores that are sold. Total future base rent commitments for the stores that the Company expects to close were approximately $54 million as of September 30, 2003. In conjunction with the sale negotiations, the Company will undertake negotiations with lessors to seek favorable lease termination terms for stores that will be closed, but will likely incur charges related to the lease terminations in the second and third quarters of fiscal 2004. It is not possible at this time to determine what amount will ultimately be paid to terminate these leases.

Management believes that the Company will recover its investment in stores that will be sold; however, it is possible that certain stores currently identified for sale may ultimately be closed which could result in additional charges.

The following table provides supplemental revenues and operating income detail for The Disney Stores in North America and Europe, which includes the results of stores we expect to close:

	Year Ended September 30,	
(in millions)	**2003**	2002
Revenues	**$918**	$983
Operating loss	**(84)**	(15)

If we are successful in selling certain Disney Stores in North America and Europe, we would expect to receive royalty payments from the buyer under a long-term license for the Disney brand.

Consumer Products

2002 vs. 2001

Revenues Revenues decreased 6%, or $150 million, to $2.4 billion, reflecting declines of $63 million at Buena Vista Games, $57 million at the Disney Store and $52 million in merchandise licensing, partially offset by increases of $22 million in publishing operations.

The decline in merchandise licensing reflected lower guarantee payments in the current year and soft merchandise licensing performance domestically and internationally. Lower revenues at Buena Vista Games were due to weaker performing personal computer CD-ROM and video game titles. At the Disney Store, higher comparative store sales were more than offset by lower revenues due to the sale of the Disney Store business in Japan during the third quarter of fiscal 2002 as well as the impact of store closures domestically. Higher publishing revenues were driven by successful releases during fiscal 2002 including *Lucky Man: A Memoir* by Michael J. Fox and *Hope Through Heartsongs*.

Costs and Expenses Costs and expenses decreased 7% or $143 million, primarily driven by lower costs at the Disney Store due to the sale of the Japan business, closures of Disney Store locations domestically and lower advertising costs. Decreased costs also reflected lower Buena Vista Games sales volumes as well as cost reductions at the Disney Catalog. These decreases were partially offset by volume increases at the Disney Stores and at publishing.

Segment Operating Income Segment operating income decreased 2%, or $7 million, to $394 million, primarily driven by declines in merchandise licensing and at Buena Vista Games, partially offset by increases at the Disney Store and the Disney Catalog.

STOCK OPTION ACCOUNTING

Under the current provisions of Statement of Financial Standards No. 123 *Accounting for Stock-Based Compensation* (SFAS 123), the Company has elected to continue using the intrinsic-value method of accounting for stock-based awards granted to employees in accordance with Accounting Principles Board Opinion No. 25 *Accounting for Stock Issued to Employees* (APB 25). Accordingly, the Company has not recognized compensation expense for the fair value of its stock-based awards to employees in its Consolidated Statements of Income. Companies electing to continue to follow the APB 25 method must make pro forma disclosures, as if the fair value based method of accounting had been applied.

The following table reflects pro forma net income (loss) and earnings (loss) per share had the Company elected to record an expense for the fair value of employee stock options pursuant to the provisions of SFAS 123:

	Year Ended September 30,		
(in millions, except for per share data)	**2003**	2002	2001
Net income (loss) attributed to Disney common stock:			
As reported	**$1,267**	$1,236	$ (41)
Pro forma after stock option expense	**973**	930	(325)
Diluted earnings (loss) per share attributed to Disney common stock:			
As reported	**0.62**	0.60	(0.02)
Pro forma after stock option expense	**0.48**	0.45	(0.15)

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The pro forma amounts assume that the Company had been following the fair value approach since the beginning of fiscal 1996.

Fully diluted shares outstanding and diluted earnings per share include the effect of in-the-money stock options calculated based on the average share price for the period and assumes conversion of the convertible senior notes (see Note 7 to the Consolidated Financial Statements). The dilution from employee options increases as the Company's share price increases, as shown below:

Average Disney Share Price	Total In-the-Money Options	Incremental Diluted Shares[1]	Percentage of Average Shares Outstanding	Hypothetical FY 2003 EPS Impact[3]
$18.56	38 million	—[2]	—	$ 0.00
25.00	119 million	12 million	0.6%	(0.01)
30.00	147 million	24 million	1.2%	(0.01)
40.00	212 million	49 million	2.4%	(0.02)
50.00	220 million	66 million	3.2%	(0.02)

[1] Represents the incremental impact on fully diluted shares outstanding assuming the average share prices indicated, using the treasury stock method. Under the treasury stock method, the tax effected proceeds that would be received from the exercise of all in-the-money options are assumed to be used to repurchase shares.

[2] Fully diluted shares outstanding for the year ended September 30, 2003 total 2,067 million and include the dilutive impact of in-the-money options at the average share price for the period of $18.56 and the assumed conversion of the convertible senior notes. At the average share price of $18.56, the dilutive impact of in-the-money options was 3 million shares for the year.

[3] Based upon fiscal 2003 earnings of $1,267 million or $0.62 per share.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased by $344 million during the year ended September 30, 2003. The change in cash and cash equivalents is as follows:

	Year Ended September 30,		
(in millions)	**2003**	2002	2001
Cash provided by operations	**$ 2,901**	$ 2,286	$ 3,048
Cash used by investing activities	**(1,034)**	(3,176)	(2,015)
Cash (used) provided by financing activities	**(1,523)**	1,511	(1,257)
Increase (decrease) in cash and cash equivalents	**$ 344**	$ 621	$ (224)

Operating Activities Cash provided by operations increased 27%, or $615 million, to $2.9 billion, reflecting higher pre-tax income adjusted for non-cash items, the collection of certain long-term receivables, working capital improvements and higher cash distributions from equity investees. These increases were partially offset by increased film and television production spending on fiscal 2004 productions. Working capital improvements were primarily due to smaller increases in accounts receivable compared to the prior year due to the timing of home video and theatrical releases.

Investing Activities Investing activities consist principally of investments in parks, resorts and other property and mergers, acquisition and divestiture activity. During fiscal 2003, investing activities consisted primarily of investments in parks, resorts and other property. During fiscal 2002, investing activities included approximately $2.8 billion for the acquisition of ABC Family Worldwide.

Investments in Parks, Resorts and Other Properties

The five years between 1996 and 2001 represented a period of increased levels of capital investment at the Company, as we sought to strengthen and extend the competitive advantage of our key brands and businesses. During this period, capital spending averaged approximately $2 billion annually as we invested capital to transform our parks and resorts properties around the world by adding new theme parks and theme park attractions, hotel rooms and convention space. Having substantially completed this phase of investment, we have since decreased capital spending.

During the year, the Company invested $1.0 billion in parks, resorts and other properties. Investments in parks, resorts and other properties by segment are as follows:

	Year Ended September 30,		
(in millions)	**2003**	2002	2001
Media Networks	**$ 203**	$ 151	$ 207
Parks and Resorts	**577**	636	1,278
Studio Entertainment	**49**	37	36
Consumer Products	**44**	58	70
Corporate and unallocated shared expenditures	**176**	204	204
	$1,049	$1,086	$1,795

Capital expenditures for the Parks and Resorts segment are principally for theme park and resort expansion, new rides and attractions, recurring capital and capital improvements. The decrease in fiscal 2003 as compared to fiscal 2002 was primarily due to the completion in the prior year of a new resort facility at Walt Disney World. Significant new attractions that were in process in fiscal 2003 included Tower of Terror at Disney's California Adventure, Mission Space at Epcot and Mickey's PhilharMagic at Walt Disney World. In addition to new attractions, fiscal 2003 spending included certain information systems projects at Walt Disney World.

Capital expenditure increases at Media Networks primarily reflect investments in facilities and equipment for expanding and upgrading broadcast centers and production facilities, and also for upgrading television station facilities.

Corporate and unallocated capital expenditures were primarily for information technology hardware and software.

Other Investing Activities

During the year, the Company invested $130 million primarily for the acquisition of a radio station. The Company also made equity contributions to Hong Kong Disneyland totaling $47 million and received proceeds of $166 million from the sale of the Angels and certain utility infrastructure at Walt Disney World.

During fiscal 2002, the Company acquired ABC Family for $5.2 billion, which was funded with $2.9 billion of new long-term borrowings, plus the assumption of $2.3 billion of borrowings (of which $1.1 billion was subsequently repaid).

During fiscal 2002, the Company received proceeds totaling $601 million from the sale of investments, primarily the remaining shares of Knight-Ridder, Inc., which the Company had received in connection with the disposition of certain publishing assets in fiscal 1997. Additionally, the Company received aggregate proceeds of $200 million from the sale of the Disney Store business in Japan and the sale of certain real estate properties in the U.K. and Florida.

During fiscal 2001, the Company invested $480 million to acquire the copyright for certain intellectual property, radio station and publishing assets and the rights to a music library. In fiscal 2001, investing activities also included $137 million of cash proceeds generated primarily from the sale of Infoseek Japan, K.K. Cash proceeds from the sale of investments were primarily from the sale of the Knight-Ridder shares.

Financing Activities Cash used in financing activities during fiscal 2003 of $1.5 billion primarily reflected the net repayment of borrowings and the payment of dividends to shareholders.

During the year, the Company's borrowing activity was as follows:

(in millions)	*Additions*	*Payments*	*Total*
US medium term notes and other US dollar denominated debt	$ 299	$(1,024)	$ (725)
Senior convertible notes	1,323	—	1,323
Repayment of debt incurred in connection with the ABC Family acquisition	—	(892)	(892)
Commercial paper borrowings (net change for the year)	—	(721)	(721)
European medium term notes	—	(127)	(127)
Other	13	(16)	(3)
	$1,635	$(2,780)	$(1,145)

Debt instruments issued during the year had stated interest rates ranging from 2.125% to 5.875% and maturities in fiscal 2018 through fiscal 2023. See Note 7 to the Consolidated Financial Statements for more detailed information regarding the Company's borrowings.

At September 30, 2003, total committed borrowing capacity, capacity used and unused borrowing capacity were as follows:

(in millions)	Committed Capacity	Capacity Used	Unused Capacity
Bank facilities expiring 2004[1][2]	$2,250	$163	$2,087
Bank facilities expiring 2005[1]	2,250	—	2,250
Total	$4,500	$163	$4,337

[1] No commercial paper borrowings were outstanding as of September 30, 2003. These bank facilities allow for borrowings at LIBOR-based rates plus a spread, depending upon the Company's public debt rating. As of September 30, 2003, the Company had not borrowed under these bank facilities.

[2] The Company also has the ability to issue up to $350 million of letters of credit under this facility, which if utilized, reduces available borrowing. As of September 30, 2003, $163 million of letters of credit had been issued under this facility.

The Company has filed a U.S. shelf registration statement which allows the Company to borrow up to $7.5 billion of which $1.8 billion was available at September 30, 2003. The Company also has a Euro medium-term note program, which permits issuance of approximately $4 billion of additional debt instruments, which has $2.5 billion of capacity at September 30, 2003.

The Company declared an annual dividend of $0.21 per share on December 2, 2003 related to fiscal 2003. The dividend is payable on January 6, 2004 to shareholders of record on December 12, 2003. The Company paid a $429 million dividend ($0.21 per Disney share) related to fiscal 2002 on January 9, 2003 to shareholders of record on December 13, 2002. The Company paid a $428 million dividend ($0.21 per Disney share) during the first quarter of fiscal 2002 applicable to fiscal 2001 and paid a $438 million dividend ($0.21 per Disney share) during the first quarter of fiscal 2001 applicable to fiscal 2000.

During fiscal 2001, the Company acquired approximately 63.9 million shares of Disney common stock and 1.8 million shares of Internet Group common stock for approximately $1.1 billion and $10 million, respectively. No shares were repurchased during fiscal 2002 and fiscal 2003. As of September 30, 2003, the Company was authorized to repurchase up to approximately 330 million shares of Company common stock.

We believe that the Company's financial condition is strong and that its cash balances, other liquid assets, operating cash flows, access to debt and equity capital markets and borrowing capacity, taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses and development of new projects. However, the Company's operating cash flow and access to the capital markets can be impacted by macroeconomic factors outside of its control. In addition to macroeconomic factors, the Company's borrowing costs can be impacted by short and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on the Company's performance as measured by certain credit measures such as interest coverage and leverage ratios. On October 4, 2002, Standard & Poor's Ratings Services lowered its long-term ratings on the Company to BBB+. Subsequently, on March 20, 2003, Standard & Poor's placed the BBB+ long-term corporate credit rating of the Company on Credit Watch with negative implications. On December 3, 2003, Standard & Poor's removed the Company's long-term credit rating from Credit Watch with negative implications and affirmed its existing BBB+ rating with a negative outlook. At the same time, Standard & Poor's affirmed its A-2 short-term corporate credit rating on the Company. On October 18, 2002, Moody's Investors Service downgraded the Company's long-term debt rating to Baa1 from A3, affirmed the P2 short-term rating and indicated that our outlook was stable. The Company's bank facilities contain only one financial covenant, relating to interest coverage, which the Company met on September 30, 2003 by a significant margin.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF BALANCE SHEET ARRANGEMENTS

The Company has various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. For example, the Company is contractually committed to acquire broadcast programming and make certain minimum lease payments for the use of property under operating lease agreements.

The following table summarizes our significant contractual obligations and commercial commitments at September 30, 2003 and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal payments on outstanding borrowings. Additional details regarding these obligations are provided in footnotes to the financial statements, as referenced in the table:

		Payments Due by Period			
(in millions)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Borrowings (Note 7)	$12,629	$2,393	$3,261	$1,469	$5,506
Operating lease commitments (Note 14)	2,150	271	463	383	1,033
Capital lease obligations (Note 14)	951	39	79	115	718
Sports programming commitments (Note 14)	8,790	2,661	4,497	1,424	208
Broadcast programming commitments (Note 14)	2,835	1,310	781	537	207
Total sports and other broadcast programming commitments	11,625	3,971	5,278	1,961	415
Creative talent and employment agreements[1]	1,115	485	519	97	14
Other[2]	472	202	223	21	26
Total contractual obligations[3]	$28,942	$7,361	$9,823	$4,046	$7,712

[1]The Company's commitments under creative talent agreements include obligations to actors, producers, sports personnel, executives and television and radio personalities.

[2]Other firm commitments primarily includes commitments to fund Hong Kong Disneyland and also includes other commitments such as computer hardware maintenance commitments and minimum print and advertising commitments.

[3]Comprised of the following:

Liabilities recorded on the balance sheet	$14,525
Commitments not recorded on the balance sheet	14,417
	$28,942

The Company also has obligations with respect to its pension and post-retirement medical benefit plans. See Note 9 to the Consolidated Financial Statements.

Contingent Commitments and Contingencies The Company also has certain contractual arrangements that would require the Company to make payments or provide funding if certain circumstances occur ("contingent commitments"). The Company does not currently expect that these contingent commitments will result in any amounts being paid by the Company.

The Company has guaranteed certain special assessment and water/sewer revenue bond series issued by the Celebration Community Development District and the Enterprise Community Development District (collectively, the Districts). The bond proceeds were used by the Districts to finance the construction of infrastructure improvements and the water and sewer system in the mixed-use, residential community of Celebration, Florida. As of September 30, 2003, the remaining debt service obligation guaranteed by us was $103 million, of which $62 million was principal. The Company is responsible to satisfy any shortfalls in debt service payments, debt service and maintenance reserve funds, and to ensure compliance with specified rate covenants. To the extent that the Company has to fund payments under its guarantees, the Districts have an obligation to reimburse the Company from District revenues.

The Company has also guaranteed certain bond issuances by the Anaheim Public Authority for a total of $111 million. The guarantee also extends to future interest payments that will total $296 million over the 40-year life of the bond. The bond proceeds were used by the City of Anaheim to finance construction of infrastructure and a public parking facility adjacent to the Disneyland Resort. Revenues from sales, occupancy and property taxes from the Disneyland Resort and non-Disney hotels are used by the City of Anaheim to repay the bonds. In the event of a debt service shortfall, we will be responsible to fund the shortfall. To the extent that subsequent tax revenues exceed the debt service payments in subsequent periods, we would be reimbursed for any previously funded shortfalls.

To date, tax revenues have exceeded the debt service payments for both the Celebration and Anaheim bonds.

The Company has guaranteed payment of certain facility and equipment leases on behalf of a third-party service provider that supplies the Company with broadcasting transmission, post-production, studio and administrative services in the U.K. If the third-party service provider defaults on the leases, we would be responsible for the remaining obligation unless we find another service provider to take over the leases. As of September 30, 2003, the remaining facility and equipment lease obligation was $72 million. These leases expire in March 2014.

Euro Disney The Company has a 39% interest in Euro Disney S.C.A., which operates the Disneyland Resort Paris. As of September 30, 2003, the Company's investment in and accounts and notes receivable from Euro Disney totaled $494 million, including $117 million drawn under a line of credit which is due in June 2004. The maximum amount available under the line is 168 million Euros ($192 million at September 30, 2003 exchange rates).

The slowdown in the European travel and tourism industry has negatively affected Euro Disney's results of operations and cash flow. In response to this situation, Euro Disney initiated discussions with its lenders and the Company to obtain waivers of its fiscal 2003 loan covenants and to obtain supplemental financing to address Euro Disney's cash requirements.

As a result of an agreement entered into on March 28, 2003, the Company did not charge Euro Disney royalties and management fees for the period from January 1, 2003 to September 30, 2003. During the last three quarters of fiscal 2002, the Company's royalty and management fee income from Euro Disney totaled $27 million. Additionally, the Company agreed to allow Euro Disney to pay its royalties and management fees annually in arrears for fiscal 2004, instead of quarterly.

On November 3, 2003, Euro Disney obtained waivers from its lenders, effective through March 31, 2004, with respect to covenants for fiscal 2003. The agreement is expected to give Euro Disney, its lenders and the Company time to find a resolution to Euro Disney's financial situation. In conjunction with the bank waivers, the Company has provided a new 45 million Euros ($52 million at September 30, 2003 exchange rates) subordinated credit facility, which can be drawn on through March 31, 2004 only after Euro Disney's existing line of credit with the Company is fully drawn. Repayment of any amount drawn down on the new credit facility is subject to Euro Disney meeting certain financial thresholds or the prior repayment of all of Euro Disney's existing debt to its lenders.

Euro Disney is currently engaged in discussions with its agent banks and the Company to obtain supplemental financing to address its cash requirements. Such financing may include an extension or change in the terms associated with the Company's credit line or additional commitments from the Company. If a resolution to Euro Disney's future financing needs is not obtained by March 31, 2004, the waivers would expire and Euro Disney's lenders could accelerate the maturity of Euro Disney's debt. Should that occur, Euro Disney would be unable to meet all of its debt obligations. The Company believes that Euro Disney will ultimately obtain the requisite loan modifications and additional financing; however, there can be no assurance that this will be the case. Should Euro Disney be unable to obtain loan modifications and/or additional financing, some or all of the Company's $494 million Euro Disney investment and receivables would likely become impaired. Additionally, it is possible that financing modifications and/or the form of the resolution could result in a partial impairment of the Company's Euro Disney investment and receivables.

As of September 30, 2003, Euro Disney had, on a US GAAP basis, total assets of $3.4 billion and total liabilities of $3.3 billion, including borrowings totaling $2.5 billion. See Notes 2 and 4 to the Consolidated Financial Statements for additional information related to Euro Disney's financial position and results of operations as well as the potential impact of FASB Interpretation No. 46.

In connection with a financial restructuring of Euro Disney in 1994, Euro Disney Associés S.N.C. (Disney SNC), a wholly owned affiliate of the Company, entered into a lease arrangement with a financing company with a noncancelable term of 12 years related to substantially all of the Disneyland Park assets, and then entered into a 12-year sublease agreement with Euro Disney on substantially the same terms. Remaining lease rentals at September 30, 2003 of approximately $544 million receivable from Euro Disney under the sublease approximate the amounts payable by Disney SNC under the lease. At the conclusion of the sublease term, Euro Disney will have the option of assuming Disney SNC's rights and obligations under the lease for a payment of $90 million over the ensuing 15 months. If Euro Disney does not exercise its option, Disney SNC may purchase the assets, continue to lease the assets or elect to terminate the lease. In the event the lease is terminated, Disney SNC would be obligated to make a termination payment to the lessor equal to 75% of the lessor's then outstanding debt related to the Disneyland Park assets, which payment would be approximately $1.3 billion. Disney SNC would then have the right to sell or lease the assets on behalf of the lessor to satisfy the remaining debt, with any excess proceeds payable to Disney SNC. Notwithstanding Euro Disney's financial difficulties, the Company believes it is unlikely that Disney SNC would be required to pay the 75% lease termination payment as the Company currently expects that in order for Euro Disney to continue its business it will either exercise its assumption option in 2006 or that the assumption of the lease by Euro Disney will otherwise be provided for in the resolution to Euro Disney's financial situation.

Insurance Significant changes have occurred during 2002 and 2001 in the commercial insurance market which impacted the cost and availability of the Company's insurance coverage. We have successfully renewed all of our policies in the current fiscal year, with premiums and deductibles at levels consistent with the prior year. In 2002, the Company established a wholly owned captive insurance company to insure certain components of loss exposure which were previously insured by third-party insurance companies. The Company's risk of loss created by the captive insurance company has been reduced during 2003 by the ability of the Company to economically transfer some of this additional risk to third-party insurers.

Aircraft Leases As disclosed in Note 4 to the Consolidated Financial Statements, based on United Airlines' bankruptcy filing, the Company believes it is unlikely that it will recover its aircraft leveraged lease investment with United Airlines. During the first quarter of the current year, the Company wrote-off its investment in leveraged leases with United Airlines and the pre-tax charge of $114 million for the write-off is reported in "net interest expense" in the Consolidated Statements of Income. As of September 30, 2003, the Company's remaining net aircraft leveraged lease investment totaled approximately $175 million, consisting of $119 million and $56 million with Delta Air Lines and FedEx, respectively. Given the current status of the airline industry, we continue to monitor the recoverability of these investments, particularly Delta Air Lines. The inability of Delta Air Lines to make their lease payments, or the termination of our leases in bankruptcy proceeding, could result in a material charge for the write-down of some or all our investment and acceleration of income tax payments.

Legal and Tax Matters As disclosed in Notes 8 and 14 to the Consolidated Financial Statements, the Company has exposure for certain legal and tax matters. Management believes that it is currently not possible to estimate the impact, if any, that the ultimate resolution of these matters will have on the Company's operations, financial position or cash flows.

ACCOUNTING POLICIES AND ESTIMATES

We believe that the application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 2 of the Consolidated Financial Statements.

Film and Television Revenues and Costs We expense the cost of film and television production and participations as well as certain multi-year sports rights over the applicable product life cycle based upon the ratio of the current period's gross revenues to the estimated remaining total gross revenues or straight-line, as appropriate. These estimates are calculated on an individual production basis for film and television and on an individual contract basis for sports rights. Estimates of total gross revenues can change due to a variety of factors, including the level of market acceptance, advertising rates and subscriber fees.

For film and television productions, estimated remaining gross revenue from all sources includes revenue that will be earned within ten years of the date of the initial theatrical release for film productions. For television series, we include revenues that will be earned within 10 years of the delivery of the first episode, or if still in production, five years from the date of delivery of the most recent episode. For acquired film libraries, remaining revenues include amounts to be earned for up to 20 years from the date of acquisition.

Television network and station rights for theatrical movies, series and other programs are charged to expense based on the number of times the program is expected to be shown. Estimates of usage of television network and station programming can change based on competition and audience acceptance. Accordingly, revenue estimates and planned usage are reviewed periodically and are revised if necessary. A change in revenue projections or planned usage could have an impact on our results of operations.

Costs of film and television productions and programming costs for our television and cable networks are subject to valuation adjustments pursuant to the applicable accounting rules. The net realizable value of the television broadcast program licenses and rights are reviewed using a daypart methodology. The Company's dayparts are: early morning, daytime, late night, prime time, news, children and sports (includes network and cable). A daypart is defined as an aggregation of programs broadcast during a particular time of day or programs of a similar type. The net realizable values of other cable programming are reviewed on an aggregated basis for each cable channel. Estimated values are based upon assumptions about future demand and market conditions. If actual demand or market conditions are less favorable than our projections, film, television and programming cost write-downs may be required.

Revenue Recognition The Company has revenue recognition policies for its various operating segments, which are appropriate to the circumstances of each business. See Note 2 to the Consolidated Financial Statements for a summary of these revenue recognition policies.

We record reductions to revenues for estimated future returns of merchandise, primarily home video, DVD and software products, and for customer programs and sales incentives. These estimates are based upon historical return experience, current economic trends and projections of customer demand for and acceptance of our products. Differences may result in the amount and timing of our revenue for any period if actual performance varies from our estimates.

Pension and Postretirement Benefit Plan Actuarial Assumptions The Company's pension benefit and postretirement medical benefit obligations and related costs are calculated using actuarial concepts, within the framework of Statement of Financial Accounting Standards No. 87 *Employer's Accounting for Pensions* (SFAS 87) and Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefit Other than Pension* (SFAS 106), respectively. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and/or liability measurement. We evaluate these critical assumptions annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increases.

The discount rate enables us to state expected future cash flow as a present value on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. A lower discount rate increases the present value of benefit obligations and increases pension expense. We reduced our discount rate to 5.85% in 2003 from 7.20% in 2002 to reflect market interest rate conditions. A one percentage point decrease in the assumed discount rate would increase annual expense and the projected benefit obligation by $28 million and $650 million, respectively. A one percentage point increase in the assumed discount rate would decrease annual expense and projected benefit obligations by $26 million and $541 million, respectively.

To determine the expected long-term rate of return on the plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. Our long-term expected return on plan assets was 7.50% and 8.50% in 2003 and 2002, respectively. A one percentage point increase/decrease in the long-term return on pension plan asset assumption would decrease/increase annual pension expense by $31 million.

Goodwill, Intangible Assets, Long-lived Assets and Investments Effective October 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), as described more fully in Note 2 to the Consolidated Financial Statements. Goodwill and other intangible assets must be tested for impairment on an annual basis. We completed our impairment testing as of September 30, 2003 and determined that there were no impairment losses related to goodwill and other intangible assets. In assessing the recoverability of goodwill and other intangible assets, market values and projections regarding estimated future cash flows and other factors are used to determine the fair value of the respective assets. If these estimates or related projections change in the future, we may be required to record impairment charges for these assets.

For purposes of performing the impairment test for goodwill and other intangible assets as required by SFAS 142, we established the following reporting units: Cable Networks, Television Broadcasting, Radio, Studio Entertainment, Consumer Products and Parks and Resorts.

For purposes of performing our impairment test, we used a present value technique (discounted cash flow) to determine fair value for all of the reporting units except for the Television Broadcasting Group. The Television Broadcasting reporting unit includes the ABC Television Network and owned and operated television stations. These businesses have been grouped together because their respective cash flows are dependent on one another. For purposes of our impairment test, we used a present value technique to value the owned and operated television stations and a revenue multiple to value the television network. We did not use a present value technique or a market multiple approach to value the television network as a present value technique would not capture the full fair value of the television network and there have been no recent comparable sale transactions for a television network. We applied what we believe to be the most appropriate valuation methodologies for each of the reporting units. If we had established different reporting units or utilized different valuation methodologies the impairment test results could differ.

Long-lived assets include certain long-term investments. The fair value of the long-term investments is dependent on the performance of the investee companies, as well as volatility inherent in the external markets for these investments. In assessing potential impairment for these investments, we consider these factors as well as forecasted financial performance of our investees. If these forecasts are not met, impairment charges may be required.

Contingencies and Litigation We are currently involved in certain legal proceedings and, as required, have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside counsel and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings. See Note 14 to the Consolidated Financial Statements for more detailed information on litigation exposure.

Income Tax Audits As a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. From time to time, these audits result in proposed assessments. The Internal Revenue Service (IRS) has completed its examination of the Company's federal income tax returns for 1993 through 1995 and has proposed assessments that challenge certain of the Company's tax positions. The Company has negotiated the settlement of a number of these assessments, and is pursuing an administrative appeal before the IRS with regard to the remainder. If the remaining proposed assessments are upheld through the administrative and legal process, they could have a material impact on the Company's earnings and cash flow. However, the Company believes that its tax positions comply with applicable tax law and intends to defend its positions vigorously. The Company believes it has adequately provided for any reasonably foreseeable outcome related to these matters. Accordingly, although their ultimate resolution may require additional cash tax payments, the Company does not anticipate any material earnings impact from these matters. During the fourth quarter of fiscal 2003, the Company favorably resolved certain state income tax audit issues and the corresponding reduction in income tax expense was due to the release of related income tax reserves and is reflected in the current year income tax provision. See Note 8 to the Consolidated Financial Statements.

ACCOUNTING CHANGES

SFAS 150 In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (SFAS 150), *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS 150, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 in the fiscal fourth quarter of 2003 did not have a material impact on the Company's results of operation or financial position.

SFAS 149 In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133). The adoption of SFAS 149 in the fiscal fourth quarter of 2003 did not have a material impact on the Company's results of operation or financial position.

EITF 00-21 The Company adopted Emerging Issues Task Force (EITF) No. 00-21, *Revenue Arrangements with Multiple Deliverables* (EITF 00-21) in the fiscal fourth quarter of 2003. This new accounting rule addresses revenue recognition for revenues derived from a single contract that contains multiple products or services. The rule provides additional requirements to determine when such revenues may be recorded separately for accounting purposes. Historically, the Company has recognized the NFL broadcast portion of ESPN's affiliate revenue when the NFL games were aired, as ESPN's affiliate contracts provided a basis for allocating such revenue between NFL and non-NFL programming. Since the cost of the NFL rights has also been recognized as the games were aired, the Company recognized both the NFL revenues and NFL costs in the quarters the games were aired.

Under EITF 00-21's requirements for separating the revenue elements of a single contract, the Company will no longer allocate ESPN's affiliate revenue between NFL and non-NFL programming for accounting purposes. As a consequence, the Company will no longer match all NFL revenue with NFL costs as ESPN affiliate revenue (including the NFL portion) will be recognized ratably throughout the year, while NFL contract costs will continue to be recognized in the quarters the games are aired. This accounting change impacts only the timing of revenue recognition and has no impact on cash flow. As a result of this change, the Media Networks segment will report significantly reduced revenue and profitability in the first fiscal quarter when the majority of the NFL games are aired, with commensurately increased revenues and profits in the second and third fiscal quarters.

The Company has elected to adopt this new accounting rule using the cumulative effect approach. In the fiscal fourth quarter of 2003, the Company recorded an after-tax charge of $71 million for the cumulative effect of a change in accounting as of the beginning of fiscal year 2003. This amount represents the revenue recorded for

NFL games in the fourth quarter of fiscal year 2002, which would have been recorded ratably over fiscal 2003 under the new accounting method. The impact in the fourth quarter reflects the recognition of the remaining $34 million of the $71 million cumulative effect, offset by the $36 million impact of not recognizing NFL revenue that, under the pre-EITF 00-21 method, the Company would have recorded in the fourth quarter of fiscal 2003 as the games were aired. This amount will be recognized during fiscal year 2004. The following table shows the quarterly effect on fiscal year 2003 of this new accounting method.

	Three Months Ended Dec. 31, 2002		Three Months Ended March 31, 2003		Three Months Ended June 30, 2003		Three Months Ended Sept. 30, 2003		Year Ended Sept. 30, 2003	
(in millions, except per share data)	Net Income	EPS[1]	Net Income	EPS[1]	Net Income	EPS[1]	Net Income	EPS[1]	Net Income	EPS[1]
Results prior to EITF 00-21 adoption	$ 256	$ 0.13	$229	$0.11	$400	$0.19	$417	$ 0.20	$1,302	$ 0.63
Quarterly impact of accounting change	(149)	(0.07)	85	0.04	102	0.05	(2)	(0.00)	36	0.02
	107	0.06	314	0.15	502	0.24	415	0.20	1,338	0.65
Cumulative effect of accounting change	(71)	(0.03)	—	—	—	—	—	—	(71)	(0.03)
Results subsequent to EITF 00-21 adoption	$ 36	$ 0.02	$314	$0.15	$502	$0.24	$415	$ 0.20	$1,267	$ 0.62

[1]EPS amounts are based on diluted shares outstanding and may not add due to rounding.

FIN 46 In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46) and amended it in October 2003, such that it is now effective for the Company in the first fiscal quarter of 2004. Variable interest entities (VIEs) are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. All VIEs, with which the Company is involved, must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has equity interests in certain entities, including Euro Disney S.C.A. (Euro Disney) and Hongkong International Theme Parks Limited (Hong Kong Disneyland), which are currently not consolidated, but under current rules are accounted for under the equity or cost method of accounting. The current FIN 46 guidance is still evolving with several proposed amendments and clarifications recently issued through an exposure draft release. While we continue to evaluate the total impact of FIN 46, based on the current exposure draft, the Company anticipates that it will likely be required to consolidate Euro Disney and Hong Kong Disneyland in the first quarter of fiscal 2004. See Note 4 to the Consolidated Financial Statements for the impact of consolidating Euro Disney and Hong Kong Disneyland. The Company also has variable interests in certain other entities, including, but not limited to, financing arrangements for film rights and certain capital assets. These entities may be considered VIEs under FIN 46 and we may be required to consolidate certain of them.

Management believes that recognition of any additional liabilities as a result of consolidating any VIEs would not increase the level of claims on the general assets of the Company; rather, they would represent claims against the additional assets recognized by the Company as a result of consolidating the VIEs. Conversely, we believe that any additional assets recognized as a result of consolidating any VIEs would not represent additional assets of the Company that could be used to satisfy claims by the creditors of the Company. In addition, the potential consolidation of VIEs in which the Company is not the majority equity holder will generally result in an increase in the minority interest in our financial statements.

FIN 45 In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also requires more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires additional disclosures for existing guarantees. The adoption of FIN 45 did not have a material impact on the Company's results of operations or financial position. The Company has provided additional disclosure with respect to guarantees in Note 14 to the Consolidated Financial Statements.

SFAS 146 The Company adopted Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS 146) effective October 1, 2002, which did not have a material impact on its consolidated results of operations and financial position. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred, rather than when the exit or disposal plan was committed to as was generally the case under the previous rules.

SFAS 144 The Company adopted Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144) effective October 1, 2001, which did not have a material impact on the Company's consolidated results of operations and financial position. SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations.

SFAS 143 The Company adopted Statement of Financial Accounting Standards No. 143, *Accounting for Obligations Associated with the Retirement of Long-Lived Assets* (SFAS 143) in October 1, 2002, which did not have a material impact on its consolidated results of operations and financial position. SFAS 143 establishes standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost.

SFAS 142 Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. As a result of adopting SFAS 142, goodwill and a substantial amount of the Company's intangible assets are no longer amortized. Pursuant to SFAS 142, goodwill and other intangible assets must be tested for impairment on an annual basis. During the fourth quarter of fiscal 2003, the Company updated its impairment review, which indicated that there was no impairment. See Note 6 to the Consolidated Financial Statements.

SFAS 141 In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS 141), which requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method.

SOP 00-2 Effective October 1, 2000, the Company adopted AICPA Statement of Position No. 00-2, *Accounting by Producers or Distributors of Films* (SOP 00-2). The Company's results of operations and financial position reflect the impact of the new standard commencing October 1, 2000 and the Company recorded a one-time after-tax charge of $228 million representing the cumulative effect of the adoption of SOP 00-2 in its consolidated financial statements for the year ended September 30, 2001.

SFAS 133 In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), subsequently amended by SFAS No. 137 and SFAS No. 138. SFAS 133 requires that derivatives be recorded on the balance sheet at fair value. Changes in the fair value of derivatives will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings.

As a result of adopting SFAS 133 as of October 1, 2000, and in accordance with the transition provisions, the Company recorded (1) an after-tax charge of $50 million, in its Consolidated Statements of Income representing the cumulative effect of the adoption and (2) an after-tax unrealized gain of $60 million in AOCI.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. We may from time to time make written or oral statements that are "forward-looking," including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to our shareholders. Such statements may, for example, express expectations or projections about future actions that we may take, including restructuring or strategic initiatives or about developments beyond our control including changes in domestic or global economic conditions. These statements are made on the basis of management's views and assumptions as of the time the statements are made and we undertake no obligation to update these statements. There can be no assurance, however, that our expectations will necessarily come to pass.

Factors that may affect forward-looking statements. For an enterprise as large and complex as the Company, a wide range of factors could materially affect future developments and performance, including the following:

Changes in Company-wide or business-unit strategies, which may result in changes in the types or mix of businesses in which the Company is involved or will invest;

Changes in U.S., global or regional economic conditions, which may affect attendance and spending at the Company's parks and resorts, purchases of Company-licensed consumer products, the advertising market for broadcast and cable television programming and the performance of the Company's theatrical and home entertainment releases;

Changes in U.S. and global financial and equity markets, including market disruptions and significant interest rate fluctuations, which may impede the Company's access to, or increase the cost of, external financing for its operations and investments;

Changes in cost of providing pension and other post-retirement benefits, including changes in health care costs, investment returns on plan assets, and discount rates used to calculate pension and related liabilities;

Increased competitive pressures, both domestically and internationally, which may, among other things, affect the performance of the Company's parks and resorts operations, divert consumers from our creative or other products, or to other products or other forms of entertainment, or lead to increased expenses in such areas as television programming acquisition and motion picture production and marketing;

Legal and regulatory developments that may affect particular business units, such as regulatory actions affecting environmental activities, consumer products, theme park safety, broadcasting or Internet activities or the protection of intellectual property; the imposition by foreign countries of trade restrictions or motion picture or television content requirements or quotas, and changes in domestic or international tax laws or currency controls;

Adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at the Company's parks and resorts;

Technological developments that may affect the distribution of the Company's creative products or create new risks to the Company's ability to protect its intellectual property;

Labor disputes, which may lead to increased costs or disruption of operations in any of the Company's business units;

Changing public and consumer tastes and preferences, which may, among other things, affect the Company's entertainment, broadcasting and consumer products businesses generally or the Company's parks and resorts operations specifically, or result in increases in broadcasting losses or loss of advertising revenue;

Changes in or termination of long-term contracts for the acquisition or distribution of media programming or products, which may impact the availability of programming or product, the cost of acquired content, the ability to distribute content, or the revenue recognized from the distribution of content; and

International, political, health concerns and military developments that may affect among other things, travel and leisure businesses generally or the Company's parks and resorts operations specifically, or result in increases in broadcasting costs or loss of advertising revenue.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the market values of its investments.

Policies and Procedures

In the normal course of business, we employ established policies and procedures to manage the Company's exposure to changes in interest rates, foreign currencies and the fair market value of certain investments in debt and equity securities using a variety of financial instruments.

Our objectives in managing exposure to interest rate changes are to limit the impact of interest rate volatility on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we primarily use interest rate swaps to manage net exposure to interest rate changes related to the Company's portfolio of borrowings. By policy, the Company maintains fixed-rate debt as a percentage of its net debt between a minimum and maximum percentage.

Our objective in managing exposure to foreign currency fluctuations is to reduce earnings and cash flow volatility in order to allow management to focus on core business issues and challenges. Accordingly, the Company enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets, liabilities, commitments and forecasted foreign currency revenues. The Company utilizes option strategies and forward contracts that provide for the sale of foreign currencies to hedge probable, but not firmly committed, revenues. The Company also uses forward contracts to hedge foreign currency assets and liabilities. The principal foreign currencies hedged are the Euro, British pound, Japanese yen and Canadian dollar. Cross-currency swaps are used to effectively convert foreign currency denominated borrowings to U.S. dollar denominated borrowing. By policy, the Company maintains hedge coverage between minimum and maximum percentages of its forecasted foreign exchange exposures generally for periods not to exceed five years. The gains and losses on these contracts offset changes in the value of the related exposures.

In addition, we use various financial instruments to minimize the exposure to changes in fair market value of certain investments in debt and equity securities.

It is the Company's policy to enter into foreign currency and interest rate derivative transactions and other financial instruments only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into these transactions for speculative purposes.

Value at Risk

We utilize a "Value-at-Risk" (VAR) model to determine the maximum potential one-day loss in the fair value of interest rate, foreign exchange and qualifying equity sensitive financial instruments. The VAR model estimates are made assuming normal market conditions and a 95% confidence level. Various modeling techniques can be used in a VAR computation. The Company's computations are based on the interrelationships between movements in various interest rates, currencies and equity prices (a "variance/co-variance" technique). These interrelationships were determined by observing interest rate, foreign currency and equity market changes over the preceding quarter for the calculation of VAR amounts at year-end and over each of the four quarters for the calculation of average VAR amounts during the year ended September 30, 2003. The model includes all of the Company's debt as well as all interest rate and foreign exchange derivative contracts and qualifying equity investments. The values of foreign exchange options do not change on a one-to-one basis with the underlying currencies, as exchange rates vary. Therefore, the hedge coverage assumed to be obtained from each option has been adjusted to reflect its respective sensitivity to changes in foreign currency values. Forecasted transactions, firm commitments and receivables and payables denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market factors. See Note 13 to the Consolidated Financial Statements regarding the Company's financial instruments at September 30, 2003 and 2002.

VAR on a combined basis increased from $33 million at September 30, 2002 to $51 million at September 30, 2003. The majority of this increase was in interest rate sensitive instruments, due to the fact that the Company has taken advantage of the current low interest rate environment by replacing variable rate debt with fixed-rate debt obligations. The market value of fixed-rate debt is more sensitive to changes in interest rates than floating-rate debt and accordingly, is driving the increase in the VAR.

The estimated maximum potential one-day loss in fair value, calculated using the VAR model, is as follows:

(in millions)	Interest Rate Sensitive Financial Instruments	Currency Sensitive Financial Instruments	Equity Sensitive Financial Instruments	Combined Portfolio
VAR as of September 30, 2003	$57	$18	$1	$51
Average VAR during the year ended September 30, 2003	$51	$14	$1	$49
Highest VAR during the year ended September 30, 2003	$65	$18	$1	$65
Lowest VAR during the year ended September 30, 2003	$41	$12	$1	$40
VAR as of September 30, 2002	$39	$15	$1	$33

(in millions, except per share data)	Year Ended September 30, **2003**	2002	2001
Revenues	**$ 27,061**	$ 25,329	$ 25,172
Costs and expenses	**(24,330)**	(22,924)	(21,573)
Amortization of intangible assets	**(18)**	(21)	(767)
Gain on sale of businesses	**16**	34	22
Net interest expense	**(793)**	(453)	(417)
Equity in the income of investees	**334**	225	300
Restructuring and impairment charges	**(16)**	—	(1,454)
Income before income taxes, minority interests and the cumulative effect of accounting changes	**2,254**	2,190	1,283
Income taxes	**(789)**	(853)	(1,059)
Minority interests	**(127)**	(101)	(104)
Income before the cumulative effect of accounting changes	**1,338**	1,236	120
Cumulative effect of accounting changes:			
Film accounting	**—**	—	(228)
Derivative accounting	**—**	—	(50)
Multiple element revenue accounting	**(71)**	—	—
Net income (loss)	**$ 1,267**	$ 1,236	$ (158)
Earnings (loss) attributed to Disney common stock[1]	**$ 1,267**	$ 1,236	$ (41)
Earnings per share attributed to Disney common stock before the cumulative effect of accounting changes:[1]			
Diluted	**$ 0.65**	$ 0.60	$ 0.11
Basic	**$ 0.65**	$ 0.61	$ 0.11
Cumulative effect of accounting changes per diluted share of Disney common stock:			
Film accounting	**$ —**	$ —	$ (0.11)
Derivative accounting	**—**	—	(0.02)
Multiple element revenue accounting	**(0.03)**	—	—
	$ (0.03)	$ —	$ (0.13)
Earnings (loss) per share attributed to Disney common stock:[1]			
Diluted	**$ 0.62**	$ 0.60	$ (0.02)
Basic	**$ 0.62**	$ 0.61	$ (0.02)
Average number of common and common equivalent shares outstanding for Disney common stock:			
Diluted	**2,067**	2,044	2,100
Basic	**2,043**	2,040	2,085
Loss attributed to Internet Group common stock			$ (117)
Loss per share attributed to Internet Group common stock (basic and diluted)			$ (2.72)
Average number of common and common equivalent shares outstanding for Internet Group common stock			43

[1]Including Disney's retained interest in the Internet Group of approximately 72% through January 28, 2001 (the last date prior to the announcement of the conversion of the Internet Group common stock) and 100% thereafter.

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(in millions, except per share data)	September 30, 2003	2002
Assets		
Current assets		
Cash and cash equivalents	**$ 1,583**	$ 1,239
Receivables	**4,238**	4,049
Inventories	**703**	697
Television costs	**568**	661
Deferred income taxes	**674**	624
Other current assets	**548**	579
Total current assets	**8,314**	7,849
Film and television costs	**6,205**	5,959
Investments	**1,849**	1,810
Parks, resorts and other property, at cost		
Attractions, buildings and equipment	**19,499**	18,917
Accumulated depreciation	**(8,794)**	(8,133)
	10,705	10,784
Projects in progress	**1,076**	1,148
Land	**897**	848
	12,678	12,780
Intangible assets, net	**2,786**	2,776
Goodwill	**16,966**	17,083
Other assets	**1,190**	1,788
	$49,988	$50,045
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and other accrued liabilities	**$ 5,044**	$ 5,173
Current portion of borrowings	**2,457**	1,663
Unearned royalties and other advances	**1,168**	983
Total current liabilities	**8,669**	7,819
Borrowings	**10,643**	12,467
Deferred income taxes	**2,712**	2,597
Other long-term liabilities	**3,745**	3,283
Minority interests	**428**	434
Commitments and contingencies (Note 14)		
Shareholders' equity		
Preferred stock, $.01 par value		
Authorized – 100 million shares, Issued – none		
Common stock		
Common stock – Disney, $.01 par value		
Authorized – 3.6 billion shares, Issued – 2.1 billion shares	**12,154**	12,107
Common stock – Internet Group, $.01 par value		
Authorized – 1.0 billion shares, Issued – none	**—**	—
Retained earnings	**13,817**	12,979
Accumulated other comprehensive loss	**(653)**	(85)
	25,318	25,001
Treasury stock, at cost, 86.7 million and 81.4 million Disney shares	**(1,527)**	(1,395)
Shares held by TWDC Stock Compensation Fund II, at cost		
None and 6.6 million Disney shares	**—**	(161)
	23,791	23,445
	$49,988	$50,045

See Notes to Consolidated Financial Statements

(in millions)	Year Ended September 30, 2003	2002	2001
Operating Activities			
Net income (loss)	**$ 1,267**	$ 1,236	$ (158)
Depreciation	**1,059**	1,021	987
Amortization of intangible assets	**18**	21	767
Deferred income taxes	**441**	327	58
Equity in the income of investees	**(334)**	(225)	(300)
Cash distributions received from equity investees	**340**	234	255
Minority interests	**127**	101	104
Change in film and television costs	**(369)**	(97)	(13)
Gain on sale of businesses	**(16)**	(34)	(22)
Gain on sale of Knight-Ridder, Inc. shares	**—**	(216)	—
Restructuring and impairment charges	**13**	—	1,247
Write-off of aircraft leveraged lease	**114**	—	—
Cumulative effect of accounting changes	**—**	—	278
Other	**(23)**	(55)	90
	1,370	1,077	3,451
Changes in working capital			
Receivables	**(194)**	(535)	279
Inventories	**(6)**	(35)	54
Other current assets	**(28)**	(86)	6
Accounts payable and other accrued liabilities	**275**	225	(435)
Television costs	**217**	404	(149)
	264	(27)	(245)
Cash provided by operations	**2,901**	2,286	3,048
Investing Activities			
Investments in parks, resorts and other property	**(1,049)**	(1,086)	(1,795)
Acquisitions (net of cash acquired)	**(130)**	(2,845)	(480)
Dispositions	**166**	200	137
Proceeds from sale of investments	**40**	601	235
Purchases of investments	**(14)**	(9)	(88)
Other	**(47)**	(37)	(24)
Cash used by investing activities	**(1,034)**	(3,176)	(2,015)
Financing Activities			
Borrowings	**1,635**	4,038	3,070
Reduction of borrowings	**(2,059)**	(2,113)	(2,807)
Commercial paper borrowings, net	**(721)**	(33)	(186)
Repurchases of common stock	**—**	—	(1,073)
Dividends	**(429)**	(428)	(438)
Exercise of stock options and other	**51**	47	177
Cash (used) provided by financing activities	**(1,523)**	1,511	(1,257)
Increase (decrease) in cash and cash equivalents	**344**	621	(224)
Cash and cash equivalents, beginning of year	**1,239**	618	842
Cash and cash equivalents, end of year	**$ 1,583**	$ 1,239	$ 618
Supplemental disclosure of cash flow information:			
Interest paid	**$ 705**	$ 674	$ 625
Income taxes paid	**$ 371**	$ 447	$ 881

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions, except per share data)	Shares DIS	Shares DIG	Common Stock DIS	Common Stock DIG	Retained Earnings	Accumulated Other Comprehensive Income (Loss)[1]	Treasury Stock	TWDC Stock Compensation Fund DIS	TWDC Stock Compensation Fund DIG	Total Shareholders' Equity
Balance at September 30, 2000	2,086	45	$ 9,920	$ 2,181	$12,767	$ (28)	$ (689)	$ (40)	$(11)	$24,100
Common stock issued (cancellation)	—	(1)	—	(22)	—	—	—	—	—	(22)
Exercise of stock options	8	—	17	—	—	—	—	208	—	225
Common stock repurchased	(64)	(2)	—	—	—	—	(706)	(357)	(10)	(1,073)
Conversion of DIG shares	8	(42)	2,159	(2,159)	—	—	—	(21)	21	—
Dividends ($0.21 per Disney share)	—	—	—	—	(438)	—	—	—	—	(438)
Other comprehensive income (net of tax expense of $23 million)	—	—	—	—	—	38	—	—	—	38
Net loss	—	—	—	—	(158)	—	—	—	—	(158)
Balance at September 30, 2001	2,038	—	12,096	—	12,171	10	(1,395)	(210)	—	22,672
Exercise of stock options	3	—	11	—	—	—	—	49	—	60
Dividends ($0.21 per Disney share)	—	—	—	—	(428)	—	—	—	—	(428)
Other comprehensive loss (net of tax benefit of $56 million)	—	—	—	—	—	(95)	—	—	—	(95)
Net income	—	—	—	—	1,236	—	—	—	—	1,236
Balance at September 30, 2002	2,041	—	12,107	—	12,979	(85)	(1,395)	(161)	—	23,445
Exercise of stock options and restricted stock	3	—	47	—	—	—	29	—	—	76
Dividends ($0.21 per Disney share)	—	—	—	—	(429)	—	—	—	—	(429)
Expiration of the TWDC stock compensation fund	—	—	—	—	—	—	(161)	161	—	—
Other comprehensive loss (net of tax benefit of $334 million)	—	—	—	—	—	(568)	—	—	—	(568)
Net income	—	—	—	—	1,267	—	—	—	—	1,267
Balance at September 30, 2003	**2,044**	**—**	**$12,154**	**$ —**	**$13,817**	**$(653)**	**$(1,527)**	**$ —**	**$ —**	**$23,791**

[1] Accumulated other comprehensive loss at September 30, 2003 is as follows:

Market value adjustments for investments and hedges	$(108)
Foreign currency translation and other	63
Additional pension liability adjustment	(608)
	$(653)

Comprehensive income (loss) is as follows:

	2003	2002	2001
Net income (loss)	**$1,267**	$1,236	$(158)
Cumulative effect of adoption of SFAS 133, net of tax	**—**	—	60
Market value adjustments for investments and hedges, net of tax	**(77)**	(101)	(18)
Foreign currency translation and other, net of tax	**73**	50	(4)
Additional pension liability adjustment, net of tax (See Note 9)	**(564)**	(44)	—
Comprehensive income (loss)	**$ 699**	$1,141	$(120)

See Notes to Consolidated Financial Statements

NOTE 1. DESCRIPTION OF THE BUSINESS AND SEGMENT INFORMATION

The Walt Disney Company, together with the subsidiaries through which the Company's businesses are conducted (the Company), is a diversified worldwide entertainment company with operations in the following business segments: Media Networks, Parks and Resorts, Studio Entertainment and Consumer Products.

DESCRIPTION OF THE BUSINESS

Media Networks

The Company operates the ABC Television Network and the ABC Radio Networks, which have affiliated stations providing coverage to households throughout the United States. The Company also owns television and radio stations, most of which are affiliated with either the ABC Television Network or the ABC Radio Networks. The Company's cable/satellite and international broadcast operations are principally involved in the production and distribution of cable television programming, the licensing of programming to domestic and international markets and investing in foreign television broadcasting, production and distribution entities. Primary cable/satellite programming services, which operate through consolidated subsidiary companies, are the ESPN-branded networks, Disney Channel, International Disney Channel, SOAPnet, Toon Disney, ABC Family Channel and Fox Kids channels in Europe and Latin America. Other programming services that operate through joint ventures, and are accounted for under the equity method, include A&E Television Networks, Lifetime Entertainment Services and E! Entertainment Television. The Company also produces original television programming for network, first-run syndication, pay and international syndication markets along with original animated television programming for network, pay and international syndication markets, stage plays and musical recordings. Additionally, the Company operates ABC-, ESPN-, and Disney-branded Internet web site businesses.

Parks and Resorts

The Company owns and operates the Walt Disney World Resort in Florida and the Disneyland Resort in California. The Walt Disney World Resort includes the Magic Kingdom, Epcot, Disney-MGM Studios, Disney's Animal Kingdom, sixteen resort hotels, a retail, dining and entertainment complex, a sports complex, conference centers, campgrounds, golf courses, water parks and other recreational facilities. In addition, Disney Cruise Line is operated out of Port Canaveral, Florida. The Disneyland Resort includes Disneyland, Disney's California Adventure, three resort hotels and Downtown Disney. Disney Regional Entertainment operates sports-themed ESPN Zone dining and entertainment facilities. The Company earns royalties on revenues generated by the Tokyo Disneyland Resort, which includes two theme parks and two Disney-branded hotels, near Tokyo, Japan, and is owned and operated by an unrelated Japanese corporation. The Company manages and has a 39% investment in Euro Disney S.C.A. (Euro Disney), a publicly held French entity that operates Disneyland Resort Paris, which includes the Disneyland Park, the Walt Disney Studio Park, seven themed hotels, two convention centers, the Disney Village, a shopping, dining and entertainment center and a 27 hole golf facility. The Company also manages and has a 43% interest in Hong Kong Disneyland which is under construction and is targeted to open in 2005/2006. The Company's Walt Disney Imagineering unit designs and develops new theme park concepts and attractions, as well as resort properties. The Company also manages and markets vacation ownership interests through the Disney Vacation Club. Included in Parks and Resorts is the Company's NHL franchise, the Mighty Ducks of Anaheim.

Studio Entertainment

The Company produces and acquires live-action and animated motion pictures for distribution to the theatrical, home video and television markets. The Company distributes these products through its own distribution and marketing companies in the United States and most foreign markets primarily under the Walt Disney Pictures, Touchstone Pictures, Miramax and Dimension banners. The Company also produces stage plays and musical recordings.

Consumer Products

The Company licenses the name "Walt Disney," as well as the Company's characters and, visual and literary properties, to various manufacturers, retailers, show promoters and publishers throughout the world. The Company also engages in direct retail distribution, principally through the Disney Stores, and produces books and magazines for the general public in the United States and Europe. In addition, the Company produces computer software products for the entertainment market, as well as film, video and computer software products for the educational marketplace. The Company's Direct Marketing business operates the Disney Catalog, which markets Disney-themed merchandise through the direct mail channel. Catalog offerings include merchandise developed exclusively for the Disney Catalog and DisneyStore.com, as well as products from the Disney Store, other internal Disney businesses and Disney licensees.

SEGMENT INFORMATION

The operating segments reported below are the segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by the Chief Executive Officer in deciding how to allocate resources and in assessing performance.

Segment operating results evaluated include earnings before corporate and unallocated shared expenses, amortization of intangible assets, gain on sale of businesses, net interest expense, equity in the income of investees, restructuring and impairment charges, income taxes and minority interests. Corporate and unallocated shared expenses principally consist of corporate functions, executive management and certain unallocated administrative support functions.

The following segment results include allocations of certain costs, including certain information technology costs, pension, legal and other shared services, which are allocated based on consumption. In addition, while all significant intersegment transactions have been eliminated, Studio Entertainment revenues and operating income include an allocation of Consumer Products revenues, which is meant to reflect a portion of Consumer Products revenues attributable to certain film properties. These allocations are agreed-upon amounts between the businesses and may differ from amounts that would be negotiated in an arm's-length transaction.

	2003	2002	2001
Revenues			
Media Networks	**$10,941**	$ 9,733	$ 9,569
Parks and Resorts	**6,412**	6,465	7,004
Studio Entertainment			
Third parties	**7,312**	6,622	5,952
Intersegment	**52**	69	57
	7,364	6,691	6,009
Consumer Products			
Third parties	**2,396**	2,509	2,647
Intersegment	**(52)**	(69)	(57)
	2,344	2,440	2,590
Total consolidated revenues	**$27,061**	$25,329	$25,172
Segment operating income			
Media Networks	**$ 1,213**	$ 986	$ 1,758
Parks and Resorts	**957**	1,169	1,586
Studio Entertainment	**620**	273	260
Consumer Products	**384**	394	401
Total segment operating income	**$ 3,174**	$ 2,822	$ 4,005
Reconciliation of segment operating income to income before income taxes, minority interests and the cumulative effect of accounting changes			
Segment operating income	**$ 3,174**	$ 2,822	$ 4,005
Corporate and unallocated shared expenses	**(443)**	(417)	(406)
Amortization of intangible assets	**(18)**	(21)	(767)
Gain on sale of businesses	**16**	34	22
Net interest expense	**(793)**	(453)	(417)
Equity in the income of investees	**334**	225	300
Restructuring and impairment charges	**(16)**	—	(1,454)
Income before income taxes, minority interests and the cumulative effect of accounting changes	**$ 2,254**	$ 2,190	$ 1,283
Capital expenditures			
Media Networks	**$ 203**	$ 151	$ 207
Parks and Resorts	**577**	636	1,278
Studio Entertainment	**49**	37	36
Consumer Products	**44**	58	70
Corporate	**176**	204	204
Total consolidated capital expenditures	**$ 1,049**	$ 1,086	$ 1,795
Depreciation expense			
Media Networks	**$ 169**	$ 180	$ 176
Parks and Resorts	**681**	648	604
Studio Entertainment	**39**	46	47
Consumer Products	**63**	58	90
Corporate	**107**	89	70
Total consolidated depreciation expense	**$ 1,059**	$ 1,021	$ 987

	2003	2002	2001
Intangible asset amortization expense			
Media Networks	**$ 8**	$ 8	$ 748
Parks and Resorts	**5**	9	15
Studio Entertainment	**1**	1	3
Consumer Products	**4**	3	1
Total consolidated amortization expense	**$ 18**	$ 21	$ 767
Identifiable assets			
Media Networks[1][2]	**$25,883**	$26,038	
Parks and Resorts[1]	**11,067**	11,305	
Studio Entertainment	**7,832**	7,879	
Consumer Products	**966**	1,125	
Corporate[3]	**4,240**	3,698	
Total consolidated assets	**$49,988**	$50,045	
Supplemental revenue data			
Media Networks			
Advertising	**$ 6,319**	$ 5,566	$ 5,988
Subscriptions	**3,682**	3,294	2,466
Parks and Resorts			
Merchandise, food and beverage	**1,987**	1,987	2,046
Admissions	**1,887**	1,819	2,050
Revenues			
United States and Canada	**$22,124**	$20,770	$20,895
Europe	**3,171**	2,724	2,599
Asia Pacific	**1,331**	1,325	1,232
Latin America and Other	**435**	510	446
	$27,061	$25,329	$25,172
Segment operating income			
United States and Canada	**$ 2,113**	$ 1,739	$ 3,045
Europe	**591**	499	533
Asia Pacific	**518**	545	437
Latin America and Other	**(48)**	39	(10)
	$ 3,174	$ 2,822	$ 4,005
Identifiable assets			
United States and Canada	**$47,177**	$47,241	
Europe	**2,200**	2,355	
Asia Pacific	**484**	329	
Latin America and Other	**127**	120	
	$49,988	$50,045	

[1]Identifiable assets include amounts associated with equity method investments, including notes and other receivables, as follows:

Media Networks	**$898**	$860
Parks and Resorts	**623**	459

[2]Includes goodwill and other intangible assets totaling $19,344 in 2003 and $19,360 in 2002.

[3]Primarily deferred tax assets, other investments, fixed and other assets.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements of the Company include the accounts of The Walt Disney Company and its subsidiaries after elimination of intercompany accounts and transactions. In December 1999, DVD Financing, Inc. (DFI), a subsidiary of Disney Vacation Development, Inc. and an indirect subsidiary of the Company, completed a receivable sale transaction. In connection with this sale, DFI prepares separate financial statements, although its separate assets and liabilities are also consolidated in these financial statements.

Accounting Changes

SFAS 150 In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (SFAS 150), *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS 150, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 in the fiscal fourth quarter of 2003 did not have a material impact on the Company's results of operation or financial position.

SFAS 149 In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133). The adoption of SFAS 149 in the fiscal fourth quarter of 2003 did not have a material impact on the Company's results of operation or financial position.

EITF 00-21 The Company adopted Emerging Issues Task Force (EITF) No. 00-21, *Revenue Arrangements with Multiple Deliverables* (EITF 00-21) in the fiscal fourth quarter of 2003. This new accounting rule addresses revenue recognition for revenues derived from a single contract that contains multiple products or services. The rule provides additional requirements to determine when such revenues may be recorded separately for accounting purposes. Historically, the Company has recognized the NFL broadcast portion of ESPN's affiliate revenue when the NFL games were aired, as ESPN's affiliate contracts provided a basis for allocating such revenue between NFL and non-NFL programming. Since the cost of the NFL rights has also been recognized as the games were aired, the Company recognized both the NFL revenues and NFL costs in the quarters the games were aired.

Under EITF 00-21's requirements for separating the revenue elements of a single contract, the Company will no longer allocate ESPN's affiliate revenue between NFL and non-NFL programming for accounting purposes. As a consequence, the Company will no longer match all NFL revenue with NFL costs as ESPN affiliate revenue (including the NFL portion) will be recognized ratably throughout the year, while NFL contract costs will continue to be recognized in the quarters the games are aired. This accounting change impacts only the timing of revenue recognition and has no impact on cash flow. As a result of this change, the Media Networks segment will report significantly reduced revenue and profitability in the first fiscal quarter when the majority of the NFL games are aired, with commensurately increased revenues and profits in the second and third fiscal quarters.

The Company elected to adopt this new accounting rule using the cumulative effect approach. In the fiscal fourth quarter of 2003, the Company recorded an after-tax charge of $71 million for the cumulative effect of a change in accounting as of the beginning of fiscal year 2003. This amount represents the revenue recorded for NFL games in the fourth quarter of fiscal year 2002, which would have been recorded ratably over fiscal 2003 under the new accounting method. The impact in the fourth quarter reflects the recognition of the remaining $34 million of the $71 million cumulative effect, offset by the $36 million impact of not recognizing NFL revenue that, under the pre-EITF 00-21 method, the Company would have recorded in the fourth quarter of fiscal 2003 as the games were aired. This amount will be recognized during fiscal year 2004. The following table shows the quarterly effect on fiscal year 2003 of this new accounting method.

	Three Months Ended Dec. 31, 2002		Three Months Ended March 31, 2003		Three Months Ended June 30, 2003		Three Months Ended Sept. 30, 2003		Year Ended Sept. 30, 2003	
	Net Income	EPS[1]	Net Income	EPS[1]	Net Income	EPS[1]	Net Income	EPS[1]	Net Income	EPS[1]
Results prior to EITF 00-21 adoption	$ 256	$ 0.13	$229	$0.11	$400	$0.19	$417	$ 0.20	$1,302	$ 0.63
Quarterly impact of accounting change	(149)	(0.07)	85	0.04	102	0.05	(2)	(0.00)	36	0.02
	107	0.06	314	0.15	502	0.24	415	0.20	1,338	0.65
Cumulative effect of accounting change	(71)	(0.03)	—	—	—	—	—	—	(71)	(0.03)
Results subsequent to EITF 00-21 adoption	$ 36	$ 0.02	$314	$0.15	$502	$0.24	$415	$ 0.20	$1,267	$ 0.62

[1]EPS amounts are based on diluted shares outstanding and may not add due to rounding.

The following table provides a reconciliation of reported net earnings to adjusted earnings had EITF 00-21 been followed in fiscal 2002 and 2001:

	2002		2001	
	Amount	Earnings per share	Amount	Earnings per share
Reported earnings attributed to Disney common stock before the cumulative effect of accounting changes	$1,236	$ 0.60	$237	$0.11
EITF 00-21 adjustment (net of tax)	(46)	(0.02)	5	—
Adjusted net income	$1,190	$ 0.58	$242	$0.11

FIN 46 In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46) and amended it in October 2003, such that it is now effective for the Company in the first fiscal quarter of 2004. Variable interest entities (VIEs) are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. All VIEs, with which the Company is involved, must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has equity interests in certain entities, including Euro Disney S.C.A. (Euro Disney) and Hongkong International Theme Parks Limited (Hong Kong Disneyland), which are currently not consolidated, but under current rules are accounted for under the equity or cost method of accounting. The current FIN 46 guidance is still evolving with several proposed amendments and clarifications recently issued through an exposure draft release. While we continue to evaluate the total impact of FIN 46, based on the current exposure draft, the Company anticipates that it will likely be required to consolidate Euro Disney and Hong Kong Disneyland in the first quarter of fiscal 2004. See Note 4 for the impact of consolidating Euro Disney and Hong Kong Disneyland. The Company also has variable interests in certain other entities, including, but not limited to, financing arrangements for film rights and certain capital assets. These entities may be considered VIEs under FIN 46 and we may be required to consolidate certain of them.

Management believes that recognition of any additional liabilities as a result of consolidating any VIEs would not increase the level of claims on the general assets of the Company; rather, they would represent claims against the additional assets recognized by the Company as a result of consolidating the VIEs. Conversely, we believe that any additional assets recognized as a result of consolidating any VIEs would not represent additional assets of the Company that could be used to satisfy claims by the creditors of the Company. In addition, the potential consolidation of VIEs in which the Company is not the majority equity holder will generally result in an increase in the minority interest in our financial statements.

FIN 45 In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also requires more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires additional disclosures for existing guarantees. The adoption of FIN 45 did not have a material impact on the Company's results of operations or financial position. The Company has provided additional disclosure with respect to guarantees in Note 14.

SFAS 146 The Company adopted Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS 146) effective October 1, 2002, which did not have a material impact on its consolidated results of operations and financial position. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred, rather than when the exit or disposal plan was committed to as was generally the case under previous rules.

SFAS 144 The Company adopted Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), effective October 1, 2001, which did not have a material impact on the Company's consolidated results of operations and financial position. SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations.

SFAS 143 The Company adopted Statement of Financial Accounting Standards No. 143, *Accounting for Obligations Associated with the Retirement of Long-Lived Assets* (SFAS 143) on October 1, 2002, which did not have a material impact on its consolidated results of operations and financial position. SFAS 143 establishes standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost.

SFAS 142 Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. As a result of adopting SFAS 142, goodwill and a substantial amount of the Company's intangible assets are no longer amortized. Pursuant to SFAS 142, goodwill and other intangible assets must be tested for impairment on an annual basis. During the fourth quarter of fiscal 2003, the Company updated its impairment review, which indicated that there was no impairment. See Note 6.

SFAS 141 In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS 141), which requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method.

SOP 00-2 Effective October 1, 2000, the Company adopted two new accounting pronouncements, AICPA Statement of Position No. 00-2, *Accounting by Producers or Distributors of Films* (SOP 00-2) and SFAS 133, subsequently amended by Statement of Financial Accounting Standards No. 138 (SFAS 138).

SOP 00-2 establishes new accounting standards for producers and distributors of films, which resulted in changes in revenue recognition and accounting for exploitation costs, including advertising and marketing expenses and development and overhead costs. As a result of the adoption of SOP 00-2, the Company recorded a one-time after-tax charge of $228 million, or $0.11 per share, representing the cumulative effect of the adoption. The charge represents costs that were capitalized as of September 30, 2000, that would have been expensed under the new rules. The adoption of SOP 00-2 did not have a material impact on operating results.

SFAS 133 SFAS 133 and SFAS 138 require that derivatives be recorded on the balance sheet at fair value. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. Changes in the fair value of derivatives that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is immediately recognized in earnings. Derivatives that are executed for risk management purposes but not designated as hedges under SFAS 133 and SFAS 138 are recorded at their market value and recognized in current earnings.

As a result of adopting SFAS 133 as of October 1, 2000, and in accordance with the transition provisions, the Company recorded (1) an after-tax charge of $50 million, or $0.02 per share, in its Consolidated Statements of Income representing the cumulative effect of the adoption, and (2) an after-tax unrealized gain of $60 million in AOCI. The adoption of SFAS 133 did not have a material impact on operating results.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ from those estimates.

Revenue Recognition Broadcast advertising revenues are recognized when commercials are aired. Revenues from television subscription services related to the Company's primary cable programming services are recognized as services are provided.

Revenues from advance theme park ticket sales are recognized when the tickets are used. Revenues from corporate sponsors at the theme parks are generally recorded over the period of the applicable agreements commencing with the opening of the related attraction.

Revenues from the theatrical distribution of motion pictures are recognized when motion pictures are exhibited. Revenues from video sales are recognized on the date that video units are made widely available for sale by retailers. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecasting by the licensee and when certain other conditions are met.

Merchandise licensing advance and guarantee payments are recognized when the underlying royalties are earned.

Internet advertising revenues are recognized on the basis of impression views in the period the advertising is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Direct marketing and Internet-based merchandise revenues are recognized upon shipment to customers.

Advertising Expense Advertising costs are expensed as incurred. Advertising expense incurred for the years ended September 30, 2003, 2002, and 2001 totaled $2.5 billion, $2.3 billion and $2.2 billion, respectively.

Cash and Cash Equivalents Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Investments Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and reported at amortized cost. Debt securities not classified as held-to-maturity and marketable equity securities are classified as either "trading" or "available-for-sale," and are recorded at fair value with unrealized gains and losses included in earnings or stockholders' equity, respectively. All other equity securities are accounted for using either the cost method or the equity method.

The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statements of Income.

Translation Policy The Company uses the U.S. dollar predominately as its functional currency for international studio and licensing operations. The local currency is the functional currency for Euro Disney, Hong Kong Disneyland and international locations of the Disney Stores.

For U.S. dollar functional currency locations, foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates, except for property, plant and equipment, other assets and deferred revenue, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the previously noted balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in net earnings.

For the local currency functional locations, their related cumulative translation adjustments are included as a component of accumulated other comprehensive income.

Inventories Carrying amounts of merchandise, materials and supplies inventories are generally determined on a moving average cost basis and are stated at the lower of cost or market.

Film and Television Costs Film and television costs include capitalizable direct negative costs, production overhead, interest and development costs and are stated at the lower of cost, less accumulated amortization, or fair value. Acquired programming costs for the Company's television and cable/satellite networks are stated at the lower of cost, less accumulated amortization, or net realizable value. Acquired television broadcast program licenses and rights are recorded when the license period begins and the program is available for use. Marketing, distribution, and general and administrative costs are expensed as incurred.

Film and television production and participation costs are expensed based on the ratio of the current period's gross revenues to estimated remaining total gross revenues from all sources on an individual production basis. Television network series costs and multi-year sports rights are charged to expense based on the ratio of the current period's gross revenues to estimated remaining total gross revenues from such programs or straight-line, as appropriate. Estimated remaining gross revenue from all sources for film and television productions includes revenue that will be earned within ten years of the date of the initial theatrical release for film productions. For television network series, we include revenues that will be earned within 10 years of the delivery of the first episode, or if still in production, five years from the date of delivery of the most recent episode. For acquired film libraries, remaining revenues include amounts to be earned for up to 20 years from the date of acquisition. Television network and station rights for theatrical movies and other long-form programming are charged to expense primarily on an accelerated basis related to the usage of the programs. Development costs for projects that have been determined will not go into production or have not been set for production within three years are written-off.

Estimates of total gross revenues can change significantly due to a variety of factors, including the level of market acceptance of film and television products, advertising rates and subscriber fees. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted, if necessary. Such adjustments could have a material effect on results of operations in future periods. The net realizable value of network television broadcast program licenses and rights is reviewed using a daypart methodology. A daypart is defined as an aggregation of programs broadcast during a particular time of day or programs of a similar type. The Company's dayparts are early morning, daytime, late night, primetime, news, children and sports (includes network and cable). The net realizable values of other cable programming are reviewed on an aggregated basis for each cable channel.

Capitalized Software Costs The Company expenses costs incurred in the preliminary project stage of developing or acquiring internal use software, such as research and feasibility studies, as well as costs incurred in the post-implementation/operational stage, such as maintenance and training. Capitalization of software development costs occurs only after the preliminary project stage is complete, management authorizes the project, and it is probable that the project will be completed and the software will be used for the function intended. As of September 30, 2003, capitalized software costs totaled $240 million. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software, which ranges from 3-10 years.

Parks, Resorts and Other Property Parks, resorts and other property are carried at historical cost. Depreciation is computed on the straight-line method over estimated useful lives as follows:

Attractions	25 – 40 years
Buildings and improvements	40 years
Leasehold improvements	Life of lease
Land improvements	25 – 40 years
Furniture, fixtures and equipment	2 – 10 years

Goodwill and Other Intangible Assets The Company performs an annual impairment test for goodwill and other intangible assets. Goodwill and other intangible assets are allocated to various reporting units, which are either the operating segment or one reporting level below the operating segment. The Company's reporting units for purposes of applying the provisions of SFAS 142 are: Cable Networks, Television Broadcasting, Radio, Studio Entertainment, Consumer Products and Parks and Resorts.

SFAS 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.

If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized. Fair values for goodwill and other intangible assets are determined based on discounted cash flows, market multiples or appraised values as appropriate.

For purposes of performing our impairment test, we used a present value technique (discounted cash flow) to determine the fair value for all of the reporting units except for the Television Broadcasting Group. The Television Broadcasting reporting unit includes the ABC television network and owned and operated television stations. These businesses have been grouped together because their respective cash flows are dependent on one another. For purposes of our impairment test, we used a present value technique to value the owned and operated television stations and a revenue multiple to value the television network. We did not use a present value technique or a market multiple approach to value the television network as a present value technique would not capture the full fair value of the television network and there have been no recent comparable sale transactions for a television network. We applied what we believe to be the most appropriate valuation methodologies for each of the reporting units. If we had established different reporting units or utilized different valuation methodologies the impairment test results could differ.

Amortizable intangible assets are amortized on a straight-line basis over estimated useful lives as follows:

Copyrights	10 – 31 years
Other	4 – 50 years

Risk Management Contracts In the normal course of business, the Company employs a variety of financial instruments to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and investments in equity and debt securities, including interest rate and cross-currency swap agreements; forward, option and "swaption" contracts, and interest rate caps.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. There are two types of derivatives into which the Company enters: hedges of fair value exposure and hedges of cash flow exposure. Hedges of fair value exposure are entered into in order to hedge the fair value of a recognized asset, liability, or a firm commitment. Hedges of cash flow exposure are entered into in order to hedge a forecasted transaction (e.g. forecasted revenue) or the variability of cash flows to be paid related to a recognized liability (e.g. floating rate debt).

The Company designates and assigns the financial instruments as hedges of forecasted transactions, specific assets, or specific liabilities. When hedged assets.or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments.

Option premiums and unrealized losses on forward contracts and the accrued differential for interest rate and cross-currency swaps to be received under the agreements are recorded on the balance sheet as other assets. Unrealized gains on forward contracts and the accrued differential for interest rate and cross-currency swaps to be paid under the agreements are included in liabilities. Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of the items being hedged. The Company accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements as interest and exchange rates shift as adjustments to interest expense over the lives of the swaps. Gains and losses on the termination of effective swap agreements, prior to their original maturity, are deferred and amortized to interest expense over the remaining term of the underlying hedged transactions.

Cash flows from hedges are classified in the Consolidated Statements of Cash Flows under the same category as the cash flows from the related assets, liabilities or forecasted transactions (see Notes 7 and 13).

Earnings Per Share The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year which is calculated using the treasury stock method for stock options and assumes conversion of the Company's convertible senior notes (see Note 7). Common equivalent shares are excluded from the computation in periods in which they have an antidilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

A reconciliation of net income and the weighted average number of common and common equivalent shares outstanding for calculating diluted earnings per share is as follows:

	Year Ended September 30,		
	2003	2002	2001
Income before the cumulative effect of accounting changes attributed to Disney common stock	**$1,338**	$1,236	$237
Interest expense on convertible senior notes (net of tax)	**10**	—	—
	$1,348	$1,236	$237
Weighted average number of common shares outstanding (basic)	**2,043**	2,040	2,085
Weighted average dilutive stock options	**3**	4	15
Weighted average assumed conversion of convertible senior notes	**21**	—	—
Weighted average number of common and common equivalent shares outstanding (diluted)	**2,067**	2,044	2,100

For the years ended September 30, 2003, 2002 and 2001, options for 184 million, 156 million, and 81 million, respectively, were excluded from the diluted EPS calculation for common stock because they were anti-dilutive.

Stock Options The Company uses the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not recognize compensation expense for its stock-based awards to employees in the Consolidated Statements of Income.

The following table reflects pro forma net income (loss) and earnings (loss) per share had the Company elected to adopt the fair value approach of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*:

	2003	2002	2001
Net income (loss) attributed to Disney common stock:			
As reported	**$1,267**	$1,236	$ (41)
Less stock option expense, net of tax	**(294)**	(306)	(284)
Pro forma after option expense	**$ 973**	$ 930	$ (325)
Diluted earnings (loss) per share attributed to Disney common stock:			
As reported	**$ 0.62**	$ 0.60	$(0.02)
Pro forma after option expense	**0.48**	0.45	(0.15)
Basic earnings (loss) per share attributed to Disney common stock:			
As reported	**$ 0.62**	$ 0.61	$ (0.02)
Pro forma after option expense	**0.48**	0.46	(0.15)

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

Reclassifications Certain reclassifications have been made in the 2002 and 2001 financial statements to conform to the 2003 presentation.

NOTE 3. SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

On October 24, 2001, the Company acquired Fox Family Worldwide, Inc. (FFW) for $5.2 billion, which was funded with $2.9 billion of new long-term borrowings plus the assumption of $2.3 billion of FFW long-term debt. Upon the closing of the acquisition, the Company changed FFW's name to ABC Family Worldwide, Inc. (ABC Family). Among the businesses acquired were the Fox Family Channel, which has been renamed ABC Family Channel, a programming service that currently reaches approximately 86 million cable and satellite television subscribers throughout the U.S.; a 76% interest in Fox Kids Europe, which reaches more than 33 million subscribers across Europe; Fox Kids channels in Latin America, and the Saban library and entertainment production businesses.

Our motivation for the acquisition was to acquire a fully integrated cable channel as well as a significant international cable presence and therefore increase shareholder value. We believe that we can reach this objective through the use of new strategies that include cross promotion with our other television properties, repurposing a portion of the programming of the ABC Television Network, utilizing programming from the Disney and ABC libraries, developing original programming and by reducing operating costs.

The acquisition of ABC Family has been accounted for in accordance with SFAS 141. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of acquisition. Fair values were determined by internal studies and independent third party appraisals. The goodwill that arose from the acquisition of ABC Family reflected the value to Disney of acquiring a fully-distributed family branded cable property to complement its existing properties that are primarily targeted toward children (Toon Disney, Disney Channel) and adults (ESPN). The acquisition of ABC Family resulted in the Company having a broader array of cable offerings. Although most of the purchase price was allocated to goodwill, some value was allocated to long-term contracts with cable and satellite multiple systems operators (MSOs) based on the estimated fair value of those contracts that were in effect at the date of the acquisition. No value was allocated to lapsed contractual relationships with the MSOs as renewal of such relationship would require significant effort and substantive negotiations in a highly competitive marketplace.

The following table summarizes the final purchase price allocation of ABC Family.

Receivables	$ 182
Programming costs	309
Other assets	535
Intangible assets	47
Goodwill	4,996
Total assets	6,069
Accounts payable and accrued liabilities	(555)
Other liabilities	(269)
Minority interest	(49)
Total liabilities	(873)
Fair value of net assets acquired	5,196
Borrowings and preferred stock assumed	(2,371)
Cash purchase price, net of cash acquired	$ 2,825

The $5.0 billion of goodwill was assigned to the Cable Networks reporting unit within the Media Networks segment. None of this amount is expected to be deductible for tax purposes.

The Company's consolidated results of operations have incorporated ABC Family's activity on a consolidated basis from October 24, 2001, the date of acquisition. On an unaudited pro forma basis, adjusting only for the assumption that the acquisition of ABC Family and related incremental borrowings had occurred at the beginning of fiscal 2001, revenues for the year ended September 30, 2002 and 2001 were $25,360 million and $25,803 million, respectively. As-reported and unaudited pro forma net income and earnings per share for fiscal 2002 were approximately the same. The unaudited pro forma earnings per share impact on fiscal 2001 was approximately $0.01 dilutive, assuming that the incremental acquisition goodwill had not been amortized in the prior year pursuant to the new goodwill accounting rules. The unaudited pro forma information is not necessarily indicative of the results of operations had the acquisition actually occurred at the beginning of fiscal 2001, nor is it necessarily indicative of future results.

In fiscal 2003, the Company sold the Anaheim Angels baseball team, which resulted in a pre-tax gain of $16 million. In fiscal 2002, the Company sold the Disney Store operations in Japan generating a pre-tax gain of $34 million and in fiscal 2001, the Company sold Infoseek Japan K.K. generating a $22 million pre-tax gain. These gains are reported in the line "Gain on sale of businesses" in the Consolidated Statements of Income.

On March 20, 2001, the Company converted all of its outstanding Internet Group common stock into Disney common stock, resulting in the issuance of approximately 8.6 million shares of Disney common stock.

NOTE 4. INVESTMENTS

Investments consist of the following:

	2003	2002
Investments, at equity[1]	**$1,051**	$ 970
Investments, at cost[2]	**106**	162
Investment in leveraged leases	**175**	289
Notes receivable and other investments	**517**	389
	$1,849	$1,810

[1] Equity investments consist of investments in affiliated companies over which the Company has significant influence or ownership of 20% or more but less than or equal to 50%

[2] Cost investments consist of marketable securities classified as available-for-sale and investments in companies over which the Company does not have significant influence and ownership of less than 20%

Euro Disney The Company has a 39% interest in Euro Disney S.C.A., which operates the Disneyland Resort Paris. As of September 30, 2003, the Company's investment in and accounts and notes receivable from Euro Disney totaled $494 million, including $117 million drawn under a line of credit which is due in June 2004. The maximum amount available under the line is 168 million Euros ($192 million at September 30, 2003 exchange rates).

The slowdown in the European travel and tourism industry has negatively affected Euro Disney's results of operations and cash flow. In response to this situation, Euro Disney initiated discussions with its lenders and the Company to obtain waivers of its fiscal 2003 loan covenants and to obtain supplemental financing to address Euro Disney's cash requirements.

As a result of an agreement entered into on March 28, 2003, the Company did not charge Euro Disney royalties and management fees for the period from January 1, 2003 to September 30, 2003. During the last three quarters of fiscal 2002, the Company's royalty and management fee income from Euro Disney totaled $27 million. Additionally, the Company agreed to allow Euro Disney to pay its royalties and management fees annually in arrears for fiscal 2004, instead of quarterly.

On November 3, 2003, Euro Disney obtained waivers from its lenders, effective through March 31, 2004, with respect to covenants for fiscal 2003. The agreement is expected to give Euro Disney, its lenders and the Company time to find a resolution to Euro Disney's financial situation. In conjunction with the bank waivers, the Company has provided a new 45 million Euros ($52 million at September 30, 2003 exchange rates) subordinated credit facility, which can be drawn on through March 31, 2004 only after Euro Disney's existing line of credit with the Company is fully drawn. Repayment of any amount drawn down on the new credit facility is subject to Euro Disney meeting certain financial thresholds or the prior repayment of all of Euro Disney's existing debt to its lenders.

Euro Disney is currently engaged in discussions with its agent banks and the Company to obtain supplemental financing to address its cash requirements. Such financing may include an extension or change in the terms associated with the Company's credit line or additional commitments from the Company. If a resolution to Euro Disney's future financing needs is not obtained by March 31, 2004, the waivers would expire and Euro Disney's lenders could accelerate the maturity of Euro Disney's debt. Should that occur, Euro Disney would be unable to meet all of its debt obligations. The Company believes that Euro Disney will ultimately obtain the requisite loan modifications and additional financing; however, there can be no assurance that this will be the case. Should Euro Disney be unable to obtain loan modifications and/or additional financing, some or all of the Company's $494 million Euro Disney investment and receivables would likely become impaired. Additionally, it is possible that financing modifications and/or the form of the resolution could result in a partial impairment of the Company's Euro Disney investment and receivables.

In connection with a financial restructuring of Euro Disney in 1994, Euro Disney Associes S.N.C. (Disney SNC), a wholly owned affiliate of the Company, entered into a lease arrangement with a financing company with a noncancelable term of 12 years related to substantially all of the Disneyland Park assets, and then entered into a 12-year sublease agreement with Euro Disney on substantially the same terms. Remaining lease rentals at September 30, 2003 of approximately $544 million receivable from Euro Disney under the sublease approximate the amounts payable by Disney SNC under the lease. At the conclusion of the sublease term, Euro Disney will have the option of assuming Disney SNC's rights and obligations under the lease for a payment of $90 million over the ensuing 15 months. If Euro Disney does not exercise its option, Disney SNC may purchase the assets, continue to lease the assets or elect to terminate the lease. In the event the lease is terminated, Disney SNC would be obligated to make a termination payment to the lessor equal to 75% of the lessor's then outstanding debt related to the Disneyland Park assets, which payment would be approximately $1.3 billion. Disney SNC would then have the right to sell or lease the assets on behalf of the lessor to satisfy the remaining debt, with any excess proceeds payable to Disney SNC. Notwithstanding Euro Disney's financial difficulties, the Company believes it is unlikely that Disney SNC would be required to pay the 75% lease termination payment as the Company currently expects that in order for Euro Disney to continue its business it will either exercise its assumption option in 2006 or that the assumption of the lease by Euro Disney will otherwise be provided for in the resolution to Euro Disney's financial situation.

A summary of U.S. GAAP financial information for Euro Disney as of and for the years ended September 30, 2003 is as follows:

	2003	2002	2001
Results of Operations:			
Revenues	**$ 1,077**	$ 909	$ 905
Cost and expenses	**(1,032)**	(891)	(871)
Net interest expense and other	**(101)**	(75)	(80)
Loss before income taxes	**(56)**	(57)	(46)
Income taxes	—	—	—
Net loss	**$ (56)**	$ (57)	$ (46)
Balance Sheet:			
Cash and cash equivalents	**$ 103**	$ 66	
Other current assets	**191**	199	
Total current assets	**294**	265	
Parks, resorts and other property, net	**2,951**	2,687	
Other non-current assets	**128**	60	
	$ 3,373	$3,012	
Accounts payable and other accrued liabilities	**$ 421**	$ 404	
Current portion of borrowings[1]	**2,528**	47	
Other current liabilities	**66**	81	
Total current liabilities	**3,015**	532	
Borrowings	–	2,126	
Other non-current liabilities	**289**	244	
Shareholders' equity	**69**	110	
	$ 3,373	$3,012	

[1] All of Euro Disney's borrowings are classified as current as of September 30, 2003, as they are subject to acceleration if a long-term solution to Euro Disney's financing needs is not achieved by March 31, 2004.

Hong Kong Disneyland In 1999, the Company and the Government of the Hong Kong Special Administrative Region signed a master project agreement for the development and operation of Hong Kong Disneyland. Phase I of the development, which will be located on 309 acres of land on Lantau Island, includes the Hong Kong Disneyland theme park and one or more hotels. Subject to the Government's completion of infrastructure by specified target dates, Hong Kong Disneyland is currently targeted to open in 2005/2006. The master project agreement permits further phased buildout of the development under certain circumstances.

Construction and operation of the project will be the responsibility of Hongkong International Theme Parks Limited, an entity in which the Hong Kong Government owns a 57% interest and a subsidiary of the Company owns the remaining 43%. A separate Hong Kong subsidiary of the Company is responsible for managing Hong Kong Disneyland. Based on the current exchange rate between the Hong Kong and U.S. dollars, the Company's equity contribution obligation is limited to U.S. $316 million. As of September 30, 2003 the Company had contributed U.S. $73 million and the remaining $243 million is payable over the next three years. Once Hong Kong Disneyland commences operations, the Company will be entitled to receive management fees and royalties in addition to the Company's equity interest.

Other Equity Investments In addition to the Company's investments in Euro Disney and Hong Kong Disneyland, the Company has other equity investments, primarily comprised of cable investments such as A&E Television Networks (37.5% owned), Lifetime Entertainment Services (50% owned) and E! Entertainment Television (39.6% owned).

A summary of combined financial information for the other equity investments (including Hong Kong Disneyland) is as follows:

	2003	2002	2001
Results of Operations:			
Revenues	**$3,458**	$3,111	$3,161
Net Income	**$ 825**	$ 635	$ 763
Balance Sheet:			
Current assets	**$1,924**	$1,938	
Non-current assets	**1,696**	1,419	
	$3,620	$3,357	
Current liabilities	**$ 907**	$ 956	
Non-current liabilities	**840**	717	
Shareholders' equity	**1,873**	1,684	
	$3,620	$3,357	

Impact of FIN 46 on Equity Investments As discussed in Note 2, the implementation of FIN 46 will likely require the Company to consolidate both Euro Disney and Hong Kong Disneyland for financial reporting purposes in the first quarter of fiscal 2004. The following tables present consolidated results of operations and financial position for the Company as of and for the year ended September 30, 2003 as if Euro Disney and Hong Kong Disneyland had been consolidated based on our current analysis and understanding of FIN 46.

	As Reported	Euro Disney	Hong Kong Disneyland	Adjustments	As Adjusted
Results of Operations:					
Revenues	$ 27,061	$ 1,077	$ 5	$ (10)	$ 28,133
Cost and expenses	(24,330)	(1,032)	(7)	9	(25,360)
Amortization of intangibles assets	(18)	—	—	—	(18)
Gain on sale of business	16	—	—	—	16
Net interest expense	(793)	(101)	—	—	(894)
Equity in the income of investees	334	—	—	24	358
Restructuring and impairment charges	(16)	—	—	—	(16)
Income before income taxes, minority interest and the cumulative effect of accounting change	2,254	(56)	(2)	23	2,219
Income taxes	(789)	—	—	13	(776)
Minority interests	(127)	—	—	22	(105)
Cumulative effect of accounting change	(71)	—	—	—	(71)
Net income/(loss)	$ 1,267	$ (56)	$ (2)	$ 58	$ 1,267
Balance Sheet:					
Cash and cash equivalents	$ 1,583	$ 103	$ 76	$ —	$ 1,762
Other current assets	6,731	191	9	(9)	6,922
Total current assets	8,314	294	85	(9)	8,684
Investments	1,849	—	—	(623)	1,226
Fixed assets	12,678	2,951	524	—	16,153
Intangible assets	2,786	—	—	—	2,786
Goodwill	16,966	—	—	—	16,966
Other assets	7,395	128	9	—	7,532
Total assets	$ 49,988	$ 3,373	$618	$(632)	$ 53,347
Current portion of borrowings[1]	$ 2,457	$ 2,528	$ —	$(388)	$ 4,597
Other current liabilities	6,212	487	61	(85)	6,675
Total current liabilities	8,669	3,015	61	(473)	11,272
Borrowings	10,643	—	237	—	10,880
Deferred income taxes	2,712	—	—	—	2,712
Other long-term liabilities	3,745	289	—	(71)	3,963
Minority interests	428	—	—	301	729
Shareholders' equity	23,791	69	320	(389)	23,791
Total liabilities and shareholders' equity	$ 49,988	$ 3,373	$618	$(632)	$ 53,347

[1] All of Euro Disney's borrowings are classified as current as they are subject to acceleration if a long-term solution to Euro Disney's financing needs is not achieved by March 31, 2004.

Investments, at Cost As of September 30, 2003 and 2002, the Company held $17 million and $14 million, respectively, of securities classified as available-for-sale. As of September 30, 2003 and 2002, the Company also held $89 million and $148 million, respectively, of non-publicly traded cost method investments. Realized gains and losses are determined principally on an average cost basis. In 2003, 2002 and 2001, the Company recognized $8 million, $239 million and $87 million, respectively, in net gains on sales of securities. Included in fiscal 2002 is a $216 million gain on the sale of the remaining shares of Knight Ridder stock that the Company had received in connection with the disposition of certain publishing operations that had been acquired in connection with the acquisition of ABC.

In addition, in 2003, 2002 and 2001, the Company recorded non-cash charges of $23 million, $2 million and $241 million, respectively, to reflect other-than-temporary losses in value of certain investments. In 2003, 2002 and 2001, unrealized gains on available-for-sale securities were $3 million, $1 million and $47 million, respectively.

Investment in Leveraged Leases During the first quarter of fiscal 2003, the Company wrote off its aircraft leveraged lease investment with United Airlines, which filed for bankruptcy protection, resulting in a pre-tax charge of $114 million, or $0.04 per share. Based on the bankruptcy filing, we believe it is unlikely that the Company will recover this investment. The pre-tax charge of $114 million for the write-off is reported in "Net interest expense" in the Consolidated Statements of Income. As of September 30, 2003, our remaining aircraft leveraged lease investment totaled approximately $175 million, consisting of $119 million and $56 million, with Delta Air Lines and FedEx, respectively. Given the current status of the airline industry, we continue to monitor the recoverability of these investments, particularly the Delta Air Lines leases. The inability of Delta Air Lines to make their lease payments, or the termination of our lease through a bankruptcy proceeding, could result in a material charge for the write-down of some or all of our investment and could accelerate income tax payments.

The Company's leveraged lease investment includes the impact of certain income tax benefits that are projected to be realized in the future under the current U.S. income tax laws. As discussed more fully in Note 8, the U.S. Congress is considering a change in the applicable income tax law. Since the impact of this matter upon the Company depends upon the specific provisions of any tax legislation ultimately enacted by Congress, it is not possible to predict the impact on our results of operations or financial position.

NOTE 5. FILM AND TELEVISION COSTS

	2003	2002
Theatrical film costs		
Released, less amortization	**$2,359**	$2,384
Completed, not released	**856**	819
In-process	**1,236**	790
In development or pre-production	**113**	147
	4,564	4,140
Television costs		
Released, less amortization	**961**	909
Completed, not released	**126**	131
In-process	**283**	292
In development or pre-production	**11**	25
	1,381	1,357
Television broadcast rights	**828**	1,123
	6,773	6,620
Less current portion	**568**	661
Non-current portion	**$6,205**	$5,959

Based on management's total gross revenue estimates as of September 30, 2003, approximately 37% of completed and unamortized film and television costs (excluding amounts allocated to acquired film and television libraries) are expected to be amortized during fiscal 2004. Approximately 73% of unamortized film and television costs for released productions (excluding acquired film libraries) are expected to be amortized during the next three years. By September 30, 2007, approximately 80% of the total released and unamortized film and television costs are expected to be amortized. As of September 30, 2003, the Company estimated that approximately $303 million of accrued participation liabilities will be payable in fiscal year 2004.

At September 30, 2003, acquired film and television libraries have remaining unamortized film costs of $532 million which are generally amortized straight-line over a remaining period of approximately 5-14 years.

The following table provides detail of film and television cost spending and amortization:

	2003	2002	2001
Film and television cost spending	**$(2,915)**	$(2,315)	$(2,273)
Film and television cost amortization	**2,546**	2,218	2,260
Film and television cost	**$ (369)**	$ (97)	$ (13)

NOTE 6. GOODWILL AND INTANGIBLE ASSETS

The following table provides a reconciliation of reported net loss for fiscal 2001 to adjusted earnings had Statement of Financial Accounting Standards No. 142 *Goodwill and Other Intangible Assets*, been applied as of the beginning of fiscal 2001:

	2001	
	Amount	Earnings per share
Reported net loss attributed to Disney common stock	$ (41)	$(0.02)
Cumulative effect of accounting changes	278	0.13
Reported earnings attributed to Disney common stock before the cumulative effect of accounting changes	237	0.11
Add back amortization (net of tax):		
Goodwill	604	0.29
Indefinite life intangible assets	50	0.02
Adjusted earnings attributed to Disney common stock before the cumulative effect of accounting changes	$891	$ 0.42

The changes in the carrying amount of goodwill for the year ended September 30, 2003, are as follows:

	Media Network	Other	Total
Balance as of October 1, 2002	$17,008	$75	$17,083
Goodwill acquired during the period	18	1	19
Capital Cities/ABC, Inc. acquisition adjustment and other	(136)	—	(136)
Balance as of September 30, 2003	**$16,890**	**$76**	**$16,966**

During the first quarter of fiscal 2003, certain preacquisition tax contingencies related to the Company's 1996 acquisition of Capital Cities/ABC, Inc. were favorably resolved. Reserves recorded for these exposures were reversed against goodwill.

NOTE 7. BORROWINGS

The Company's borrowings at September 30, 2003 and 2002, including interest rate swaps designated as hedges, are summarized below.

			2003				
				Interest Rate and Cross-Currency Swaps[2]			
	2003	2002	Stated Interest Rate[1]	Pay Variable	Pay Fixed	Effective Interest Rate[3]	Swap Maturities
Commercial paper	$ —	$ 721	—	$ —	$—	—	—
U.S. medium-term notes	**8,114**	8,042	6.07%	1,510	—	4.94%	2006-2022
Convertible senior notes	**1,323**	—	2.13%	—	—	2.57%	—
Other U.S. dollar denominated debt	**597**	1,303	5.74%	—	—	5.74%	—
Privately placed debt	**343**	425	7.02%	343	—	3.02%	2007
European medium-term notes	**1,519**	1,646	2.84%	1,099	—	2.42%	2004-2007
Preferred stock	**485**	495	7.56%	102	—	4.19%	2004
Capital Cities/ABC and ABC Family debt	**191**	1,085	9.08%	—	—	9.08%	—
Other[4]	**528**	413		—	—	—	—
	13,100	14,130	5.16%	3,054	—	4.23%	—
Less current portion[4]	**2,457**	1,663		102	—		2004
Total long-term borrowings	**$10,643**	$12,467		$2,952	$—		

[1]The stated interest rate represents the weighted-average coupon rate for each category of borrowings. For floating rate borrowings, interest rates are based upon the rates at September 30, 2003; these rates are not necessarily an indication of future interest rates.

[2]Amounts represent notional values of interest rate swaps.

[3]The effective interest rate reflects the impact of interest rate and cross-currency swaps on the stated rate of interest.

[4]Includes market value adjustments for current and non-current debt with qualifying hedges totaling $471 million and $353 million at September 30, 2003 and 2002, respectively.

Commercial Paper The Company currently maintains U.S. and European commercial paper programs with a combined program size of $4.5 billion. As of September 30, 2003, the Company had established bank facilities totaling $4.5 billion to support commercial paper borrowings, with half of the facilities scheduled to expire in February 2004 and the other half in March 2005. The Company plans to renew or extend these bank facilities prior to their scheduled expiration. Under the bank facilities, the Company has the option to borrow at LIBOR-based rates plus a spread depending on the Company's senior unsecured debt rating. The Company's bank facilities contain only one financial covenant, relating to interest coverage, which the Company met on September 30, 2003 by a significant margin. As of September 30, 2003, the Company had not borrowed against the facilities. The Company also has the ability to issue up to $350 million of letters of credit under the $2.25 billion facility expiring in 2004, which if utilized, reduces available borrowing under this facility. As of September 30, 2003, $163 million of letters of credit had been issued under this facility and $2.087 billion was available for borrowing. At September 30, 2003, no commercial paper debt was outstanding.

$7.5 Billion Shelf Registration Statement In August 2001, the Company filed a U.S. shelf registration statement with the Securities and Exchange Commission (SEC) that allows the Company to issue from time to time up to $7.5 billion of securities, including debt securities, preferred stock, common stock, depositary shares, warrants and purchase contracts. At September 30, 2003, $3.049 billion of debt had been issued under the Company's U.S. medium-term note program (described below) and $2.628 billion of debt had been issued under other U.S. dollar denominated debt programs of which $708 million has been repaid to date (also described below). The remaining unused capacity under the shelf registration is $1.823 billion. Our ability to issue debt is subject to market conditions and other factors impacting our borrowing capacity.

U.S. Medium-Term Note Program In September 2001, the Company established a $6.5 billion U.S. medium-term note program under the U.S. shelf registration statement described above for the issuance of various types of debt instruments, such as fixed or floating rate notes, U.S. dollar or foreign currency denominated notes, redeemable notes, global notes and dual currency or other indexed notes. In total, the Company has issued $3.049 billion under the current program. The remaining capacity under the program may be further reduced from time to time to the extent that the Company issues securities outside of the existing U.S. medium-term note program but under the current shelf registration statement. At September 30, 2003, the total debt outstanding under the current and prior U.S. medium-term note programs was $8.114 billion. The maturities of current outstanding borrowings range from 1 to 90 years and stated interest rates range from 0.84% to 7.55%.

Other U.S. Dollar Denominated Debt From time to time, the Company may issue bonds or notes separately from the U.S. medium-term note program, under shelf registration statements in effect at the time. At September 30, 2003, the total debt outstanding from these offerings, which includes global bonds, quarterly interest bonds (QUIBS) and convertible senior notes (described below) was $1.920 billion. The maturities of these outstanding borrowings range from 1 to 28 years and the stated interest rates range from 2.1% to 7.0%.

Convertible Senior Notes In April 2003, the Company issued $1.323 billion of convertible senior notes due on April 15, 2023. These convertible senior notes are registered under the $7.5 billion shelf registration statement. The notes bear interest at a fixed annual rate of 2.125% and are redeemable at the Company's option any time after April 15, 2008 at a price of 100% of the principal amount of the notes. The notes are redeemable at the investor's option at a price of 100% of principal amount on April 15, 2008, April 15, 2013 and April 15, 2018, and upon the occurrence of certain fundamental changes, such as a change in control. The notes are convertible into common stock, under certain circumstances, at an initial conversion rate of 33.9443 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of $29.46. The conversion rate is subject to adjustment if certain events occur, such as the payment of dividends on the Company's common stock exclusively in the Company's common stock, the issuance to all holders of the Company's common stock of rights or warrants that allow the holders to purchase shares of the Company's common stock during a specified period of time and subdivision, combinations or certain reclassifications of the Company's common stock.

Privately Placed Debt In 1996, the Company raised $850 million of privately placed financing. The notes pay 7.02% interest per annum and amortize semi-annually. The outstanding principal as of September 30, 2003 was $343 million.

European Medium-Term Note Program In July 2002, the Company renewed its European medium-term note program for the issuance of various types of debt instruments such as fixed or floating rate notes, U.S. dollar or foreign currency denominated notes, redeemable notes, index linked and dual currency notes. At such time, the program size was increased from $3.0 billion to $4.0 billion. In 2003, no new debt was issued by the Company under the program. The remaining capacity to issue under the program is $2.481 billion, which is subject to market conditions and other factors impacting our borrowing capacity. The remaining capacity under the program replenishes as outstanding debt under the program matures. At September 30, 2003, the total debt outstanding under the program was $1.519 billion. The maturities of current outstanding borrowings range from 1 to 4 years and stated interest rates range from 0.72% to 6.26%. The Company has outstanding borrowings under the program denominated in U.S. dollars, Hong Kong dollars, Singapore dollars and Japanese yen.

Preferred Stock As a result of the ABC Family acquisition in October 2001, the Company assumed Series A Preferred Stock with a 9% coupon and quarterly dividend payments valued at approximately $400 million with an effective cost of capital of 5.25%. The Series A Preferred Stock is callable starting August 1, 2007, and matures August 1, 2027.

In July 1999, a subsidiary of the Company issued $102 million of Auction Market Preferred Stock (AMPS). These are perpetual, non-cumulative, non-redeemable instruments. Quarterly distributions, if declared, are at the rate of 5.427% per annum, for the first five years. AMPS will be remarketed through an auction procedure in July 2004. The Company is required to submit a valid bid for all the AMPS at that time. Based on the Company's current credit rating, the holders may require the Company to remarket the AMPS at an earlier date. The Company has not received notification from the AMPS holders to conduct an earlier auction.

The Series A Preferred Stock and the AMPS are classified as borrowings given their substantive similarity to debt instruments. At September 30, 2003, the total balance outstanding was $485 million.

Capital Cities/ABC and ABC Family Publicly Traded Debt As a result of the ABC Family acquisition in October 2001, the Company assumed $475 million of 9¼% Senior Notes due 2007, valued at $502 million and $560 million of 10¼% Senior Discount Notes due 2007, valued at $589 million (collectively, the "ABC Family Notes"). At September 30, 2002, the remaining fair value of the ABC Family Notes was $892 million, as the Company had repurchased $194 million of the notes prior to the stated maturity date. The ABC Family Notes were redeemable by ABC Family starting November 1, 2002 and semi-annually thereafter. ABC Family exercised its right to redeem the notes and, accordingly, all of the outstanding ABC Family Notes were redeemed on November 1, 2002 at a price of 104.625% for the Senior Notes and 105.125% of the principal amount for the Senior Discount Notes.

As a result of the Capital Cities/ABC, Inc. acquisition in 1996, the Company assumed various debt previously issued by Capital Cities/ABC, Inc. At September 30, 2003, the outstanding balance was $191 million with maturities ranging from 6 to 18 years and stated interest rates ranging from 8.75% to 9.645%.

Borrowings, excluding commercial paper and market value adjustments, have the following scheduled maturities:

2004	$ 2,393
2005	1,737
2006	1,524
2007	1,409
2008	60
Thereafter	5,506
	$12,629

The Company capitalizes interest on assets constructed for its parks, resorts and other property and on theatrical and television productions. In 2003, 2002 and 2001, total interest capitalized was $33 million, $36 million and $94 million, respectively.

NOTE 8. INCOME TAXES

	2003	2002	2001
Income Before Income Taxes, Minority Interests and the Cumulative Effect of Accounting Changes			
Domestic (including U.S. exports)	**$ 1,802**	$ 1,832	$1,126
Foreign subsidiaries	**452**	358	157
	$ 2,254	$ 2,190	$1,283
Income Tax (Benefit) Provision			
Current			
Federal	**$ (55)**	$ 137	$ 721
State	**39**	55	82
Foreign (including withholding)	**317**	257	198
	301	449	1,001
Deferred			
Federal	**448**	372	(8)
State	**40**	32	66
	488	404	58
	$ 789	$ 853	$1,059
Components of Deferred Tax Assets and Liabilities			
Deferred tax assets			
Accrued liabilities	**$(1,255)**	$(1,345)	
Foreign subsidiaries	**(269)**	(233)	
Retirement benefits	**(193)**	—	
Loss and credit carryforwards	**(80)**	(206)	
Other, net	**(17)**	(52)	
Total deferred tax assets	**(1,814)**	(1,836)	
Deferred tax liabilities			
Depreciable, amortizable and other property	**3,036**	2,967	
Licensing revenues	**132**	26	
Leveraged leases	**312**	307	
Investment in Euro Disney	**298**	256	
Retirement benefits	**—**	179	
Total deferred tax liabilities	**3,778**	3,735	
Net deferred tax liability before valuation allowance	**1,964**	1,899	
Valuation allowance	**74**	74	
Net deferred tax liability	**$2,038**	$1,973	
Reconciliation of Effective Income Tax Rate			
Federal income tax rate	**35.0%**	35.0%	35.0%
Nondeductible amortization of intangible assets	**—**	—	18.1
State taxes, net of federal benefit	**2.3**	2.6	7.5
Dispositions	**0.4**	—	1.4
Impairment of intangible assets	**—**	—	20.6
Foreign sales corporation and extraterritorial income	**(3.1)**	(3.1)	(1.9)
Other, including tax reserves and related interest	**0.4**	4.4	1.8
	35.0%	38.9%	82.5%

Deferred tax assets at September 30, 2003 and 2002 were reduced by a valuation allowance relating to a portion of the tax benefits attributable to certain net operating losses (NOLs) reflected on state tax returns of Infoseek and its subsidiaries for periods prior to the Infoseek acquisition on November 18, 1999 where applicable state laws limit the utilization of such NOLs. In addition, deferred tax assets at September 30, 2003 were reduced by a valuation allowance relating to a portion of the tax benefits attributable to certain NOLs reflected on tax returns of ABC Family Worldwide, Inc. and its subsidiaries for periods prior to the ABC Family acquisition on October 24, 2001 (see Note 3). Since the valuation allowances associated with both acquisitions relate to acquired deferred tax assets, the subsequent realization of these tax benefits would result in adjustments to the allowance amount being applied as reductions to goodwill.

At September 30, 2003, approximately $210 million of NOL carryforwards were available to offset future taxable income through the year 2022. Since the acquisition of ABC Family constituted an ownership change as defined under Section 382 of the Internal Revenue Code, the utilization of ABC Family's pre-ownership change NOLs is subject to an annual limitation. However, such annual limitation will not impair the realization of these NOLs.

In 2003, 2002, and 2001, income tax benefits attributable to employee stock option transactions of $5 million, $8 million and $48 million, respectively, were allocated to shareholders' equity.

In 2003 the Company derived tax benefits of $71 million from an exclusion provided under U.S. income tax laws with respect to certain extraterritorial income (ETI) attributable to foreign trading gross receipts. The World Trade Organization (WTO) has ruled that this ETI exclusion represents a prohibited export subsidy under the WTO Agreement on Subsidies and Countervailing Measures. Based upon this ruling, a WTO arbitration panel has determined that the European Union (EU) may impose up to $4 billion per year in trade sanctions against the U.S., although the EU has yet to impose such sanctions. President Bush has stated that the U.S. will change its tax laws in order to comply with the WTO ruling. Various legislative proposals providing for the repeal of the ETI exclusion have introduced broad-based international tax reforms, but the Bush Administration and Congress have not yet agreed upon a solution to this issue. Since the impact of this matter upon the Company depends upon the actions of the EU and the specific provisions of any tax legislation ultimately enacted by Congress, it is not possible to predict the impact on future financial results. However, if the ETI exclusion is repealed and legislation that would replace the ETI exclusion benefit is not enacted, the impact on the Company's tax provision could be significant.

As a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. From time to time, these audits result in proposed assessments. The Internal Revenue Service (IRS) has completed its examination of the Company's federal income tax returns for 1993 through 1995 and has proposed assessments that challenge certain of the Company's tax positions. The Company has negotiated the settlement of a number of these proposed assessments, and is pursuing an administrative appeal before the IRS with regard to the remainder. If the remaining proposed assessments are upheld through the administrative and legal process, they could have a material impact on the Company's earnings and cash flow. However, the Company believes that its tax positions comply with applicable tax law and intends to defend its positions vigorously. The Company believes it has adequately provided for any reasonably foreseeable outcome related to these matters. Accordingly, although their ultimate resolution may require additional cash tax payments, the Company does not anticipate any material earnings impact from these matters. During the fourth quarter of fiscal 2003, the Company favorably resolved certain state income tax audit issues and the corresponding release of $56 million of related tax reserves is reflected in the current year income tax provision.

NOTE 9. PENSION AND OTHER BENEFIT PROGRAMS

The Company maintains pension and postretirement medical benefit plans covering most of its domestic employees not covered by union or industry-wide plans. Employees hired after January 1, 1994 and ABC employees generally hired after January 1, 1987 are not eligible for postretirement medical benefits. With respect to its qualified defined benefit pension plans, the Company's policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Pension benefits are generally based on years of service and/or compensation. The following chart summarizes the balance sheet impact, as well as the benefit obligations, assets, funded status and rate assumptions associated with the pension and postretirement medical benefit plans.

	Pension Plans		Postretirement Medical Plans	
	2003	2002	**2003**	2002
Reconciliation of funded status of the plans and the amounts included in the Company's Consolidated Balance Sheets:				
Projected benefit obligations				
Beginning obligations	**$(2,889)**	$(2,632)	**$ (680)**	$(585)
Service cost	**(115)**	(98)	**(23)**	(22)
Interest cost	**(204)**	(157)	**(48)**	(43)
Plan amendments	**—**	(14)	**—**	18
Actuarial losses	**(651)**	(76)	**(302)**	(67)
Benefits paid	**112**	88	**18**	19
Ending obligations	**$(3,747)**	$(2,889)	**$(1,035)**	$(680)
Fair value of plans' assets				
Beginning fair value	**$ 2,660**	$ 2,953	**$ 199**	$ 229
Actual return on plans' assets	**96**	(197)	**5**	(20)
Contributions	**26**	6	**11**	9
Benefits paid	**(112)**	(88)	**(18)**	(19)
Expenses	**(15)**	(14)	**—**	—
Ending fair value	**$ 2,655**	$ 2,660	**$ 197**	$ 199
Funded status of the plans	**$(1,092)**	$ (229)	**$ (838)**	$(481)
Unrecognized net loss	**1,231**	400	**535**	241
Unrecognized prior service cost (benefit)	**23**	24	**(20)**	(20)
Contributions after measurement date	**6**	—	**—**	—
Net balance sheet impact	**$ 168**	$ 195	**$ (323)**	$(260)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit cost	**$ 42**	$ 319	**$ 17**	$ 27
Accrued benefit liability	**(843)**	(194)	**(340)**	(287)
Additional minimum pension liability adjustment	**969**	70	**—**	—
	$ 168	$ 195	**$ (323)**	$(260)

The components of net periodic benefit cost are as follows:

	Pension Plans			Postretirement Medical Plans		
	2003	2002	2001	**2003**	2002	2001
Service costs	**$ 114**	$ 97	$ 88	**$ 23**	$ 22	$ 13
Interest costs	**204**	157	143	**48**	43	33
Expected return on plan assets	**(262)**	(241)	(237)	**(19)**	(21)	(21)
Amortization of prior year service costs	**2**	1	—	**(1)**	1	1
Recognized net actuarial loss	**(1)**	—	(18)	**23**	12	—
Net periodic benefit cost (credit)	**$ 57**	$ 14	$ (24)	**$ 74**	$ 57	$ 26
Assumptions:						
Discount rate	**5.85%**	7.20%	7.50%	**5.85%**	7.20%	7.50%
Rate of return on plans' assets	**7.50%**	8.50%	9.50%	**7.50%**	8.50%	9.50%
Salary increases	**3.75%**	4.65%	5.00%	**n/a**	n/a	n/a
Annual increase in cost of benefits	**n/a**	n/a	n/a	**10.00%**	10.00%	10.00%

Net periodic benefit cost for the current year is based on assumptions from the prior year.

As a result of pension plan asset performance below expected returns and a reduction of the discount rate to 5.85%, a number of the Company's pension plans were underfunded at September 30, 2003, having accumulated benefit obligations exceeding the fair value of plan assets. For these plans, the fair value of plan assets aggregated $2.6 billion, the accumulated benefit obligations aggregated $3.4 billion and the projected benefit obligations aggregated $3.7 billion. As a result, the Company recorded an additional minimum pension liability adjustment of $899 million representing the amount by which the accumulated benefit obligations for these plans exceeded the related fair value of plan assets, adjusted for previously recorded amounts on the Company's balance sheet. The after-tax adjustment of $564 million was recorded as a reduction of shareholders' equity through accumulated other comprehensive income in fiscal 2003. In the prior year, there were fewer underfunded plans. These underfunded plans had aggregate plan assets of $324 million, accumulated benefit obligations of $471 million and projected benefit obligations of $495 million. The additional minimum pension liability adjustment recorded in fiscal 2002 was $70 million with a corresponding after-tax reduction of shareholders' equity of $44 million.

The Company's accumulated pension benefit obligations at September 30, 2003 and 2002 were $3.5 billion and $2.6 billion, respectively, of which 98.6% and 98.5%, respectively, were vested.

The market values of the Company's shares held by the pension plan master trust for these plans as of September 30, 2003 and 2002 were $56 million and $42 million, respectively.

In addition, the Company contributes to various pension and other plans under union and industry-wide agreements. In 2003, 2002 and 2001, the cost recognized under these plans were $37 million, $41 million and $40 million, respectively.

The accumulated postretirement benefit obligations and fair value of plan assets for postretirement plans with accumulated postretirement benefit obligations in excess of plan assets were $1,035 million and $197 million, respectively for 2003, and $680 million and $199 million, respectively for 2002.

Certain actuarial assumptions, such as the assumed health care cost trend rates, the assumed discount rate and the long-term rate of return, have a significant effect on the amounts reported for postretirement medical benefit and net periodic pension expense as well as the respective benefit obligation amounts. The Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates for the postretirement medical benefit plans. For 2003, we assumed a 10.00% annual rate of increase in the per capita cost of covered health care claims with the rate decreasing in even increments over 7 years until reaching 5.0%. The assumed discount rate for pension plans represents the market rate for high-quality fixed income investments or a long-term high quality corporate bond rate. For 2003, we reduced our rate to 5.85% to reflect market interest rate conditions. The long-term rate of return for plan assets is based on current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We assumed an expected return on plan assets of 8.5% for 2003.

The effect of a one percentage point decrease and a one percentage point increase in the assumed long-term health care cost trend rate, assumed discount rate and the long-term rate of return on plan assets would have had the following effects on the results for fiscal year 2003:

			Pension Plans		
	Assumed Health Care Cost Trend Rate		Assumed Discount Rate		Expected Long-Term Rate of Return
	Total Service and Interest Costs	Post-retirement Medical Obligations	Total Service and Interest Costs	Projected Benefit Obligations	Net Periodic Cost
1% point decrease	$(20)	$(186)	$ 28	$ 650	$ 31
1% point increase	27	244	(26)	(541)	(31)

The Company has savings and investment plans that allow eligible employees to allocate up to 20% of salary through payroll deductions depending on the plan in which the employee participates. The Company matches 50% of the employee's pre-tax contributions, up to plan limits. In 2003, 2002 and 2001, the costs of these plans were $32 million, $29 million and $32 million, respectively.

NOTE 10. SHAREHOLDERS' EQUITY

The Company declared an annual dividend of $0.21 per share on December 2, 2003 related to fiscal 2003. The dividend is payable on January 6, 2004 to shareholders of record on December 12, 2003. The Company paid a $429 million dividend ($0.21 per Disney share) during the first quarter of fiscal 2003 applicable to fiscal 2002, and paid a $428 million dividend ($0.21 per Disney share) during the first quarter of fiscal 2002 applicable to fiscal 2001.

In December 1999, pursuant to the Company's repurchase program, the Company established the TWDC Stock Compensation Fund II to acquire shares of Company common stock for the purpose of funding certain future stock-based compensation. The fund expired on December 12, 2002. On that date, the 5,359,485 shares of the Company's common stock still owned by the fund were transferred back to the Company and were classified as treasury stock.

Under its share repurchase program, the Company is authorized to repurchase approximately 330 million shares as of September 30, 2003. No shares were repurchased during the current year. During fiscal 2001, the Company repurchased a total of 63.9 million shares of Disney common stock for approximately $1.1 billion.

NOTE 11. STOCK INCENTIVE PLANS

Under various plans, the Company may grant stock options and other awards to executive, management and creative personnel at exercise prices equal to or exceeding the market price at the date of grant. Effective in January 2003, options for common stock become exercisable over a four-year period from the grant date and expire 10 years after the date of grant. Options granted prior to January 2003 generally vest over a five-year period from the grant date. At the discretion of the Compensation Committee, options can occasionally extend up to 10 years and expire no more than 15 years after date of grant. Shares available for future option grants at September 30, 2003 totaled 76 million.

The following table summarizes information about stock option transactions:

	2003		2002		2001	
(shares in millions)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**216**	**$27.48**	188	$29.54	162	$ 27.24
Awards canceled	**(14)**	**44.41**	(14)	33.64	(13)	36.30
Awards granted	**30**	**17.34**	50	21.99	43	29.71
Awards exercised	**(3)**	**14.57**	(2)	18.02	(9)	18.72
Awards expired	**(10)**	**47.73**	(6)	34.72	—	—
Options converted[1]	**—**	**—**	—	—	5	102.61
Outstanding at September 30	**219**	**$26.44**	216	$27.48	188	$ 29.54
Exercisable at September 30	**109**	**$27.86**	88	$26.89	66	$ 25.64

[1] Represents conversion of all outstanding DIG options into options to purchase DIS options on March 20, 2001 (See Note 3).

The following table summarizes information about stock options outstanding at September 30, 2003 (shares in millions):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$10 – $ 14	**3**	**2.3**	**$ 13.91**	**3**	**$ 13.69**
$15 – $ 19	**36**	**7.9**	**17.38**	**7**	**17.89**
$20 – $ 24	**76**	**6.2**	**21.84**	**41**	**21.63**
$25 – $ 29	**27**	**5.5**	**27.08**	**17**	**27.10**
$30 – $ 34	**58**	**6.7**	**31.49**	**28**	**31.80**
$35 – $ 39	**9**	**4.9**	**37.31**	**8**	**37.48**
$40 – $ 44	**8**	**7.1**	**41.20**	**3**	**40.56**
$45 – $395	**2**	**6.4**	**111.40**	**2**	**113.59**
	219			**109**	

The Company granted restricted stock units to certain executives during fiscal year 2003 and 2002. Units awarded to three executives in 2002 vest upon the achievement of certain performance conditions. The remaining units are not performance related and generally vest 50% two years from grant date with the remaining 50% vesting four years from the grant date. Units are forfeited if the grantee terminates employment prior to vesting. During the years ended September 30, 2003 and 2002, the Company granted restricted stock units of 2.9 million and 1.9 million, respectively and recorded compensation expense of $20.4 million and $3.4 million, respectively.

The weighted average fair values of options at their grant date during 2003, 2002 and 2001, where the exercise price equaled the market price on the grant date, were $6.71, $8.02 and $10.25, respectively. The estimated fair value of each Disney option granted is calculated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

	2003	2002	2001
Risk-free interest rate	**3.4%**	4.8%	5.0%
Expected years until exercise	**6.0**	6.0	6.0
Expected stock volatility	**40%**	30%	27%
Dividend yield	**1.21%**	0.96%	0.70%

NOTE 12. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

	2003	2002
Current receivables		
Accounts receivable	**$ 4,018**	$ 3,960
Other	**389**	332
Allowance for doubtful accounts	**(169)**	(243)
	$ 4,238	$ 4,049
Other current assets		
Prepaid expenses	**$ 484**	$ 492
Other	**64**	87
	$ 548	$ 579
Parks, resorts and other property, at cost		
Attractions, buildings and improvements	**$ 9,251**	$ 8,984
Leasehold improvements	**599**	687
Furniture, fixtures and equipment	**7,507**	7,126
Land improvements	**2,142**	2,120
	19,499	18,917
Accumulated depreciation	**(8,794)**	(8,133)
Projects in progress	**1,076**	1,148
Land	**897**	848
	$12,678	$12,780

	2003	2002
Intangible assets		
Copyrights	**$ 287**	$ 295
Stadium facility leases	**—**	76
Other amortizable intangible assets	**84**	202
Accumulated amortization	**(47)**	(153)
Amortizable intangible assets	**324**	420
FCC licenses	**1,486**	1,375
Trademarks	**944**	944
Other indefinite life intangible assets	**32**	37
	$ 2,786	$ 2,776
Other non-current assets		
Receivables	**$ 382**	$ 532
Other prepaid expenses	**86**	270
Prepaid benefit costs	**59**	346
Other	**663**	640
	$ 1,190	$ 1,788
Accounts payable and other accrued liabilities		
Accounts payable	**$ 4,095**	$ 3,820
Payroll and employee benefits	**850**	967
Income tax payable	**21**	219
Other	**78**	167
	$ 5,044	$ 5,173
Other long-term liabilities		
Deferred revenues	**$ 540**	$ 614
Capital lease obligations	**344**	358
Program licenses and rights	**236**	324
Participation liabilities	**230**	207
Accrued benefit liability	**1,183**	481
Other	**1,212**	1,299
	$ 3,745	$ 3,283

NOTE 13. FINANCIAL INSTRUMENTS

Interest Rate Risk Management The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows and on the market value of its investments and borrowings. In accordance with policy, the Company maintains its fixed rate debt expressed as a percentage of its net debt between a minimum and maximum percentage.

The Company typically uses pay floating and pay fixed interest rate swaps to facilitate its interest rate risk management activities. Pay-floating swaps effectively convert fixed rate medium and long-term obligations to variable rate instruments indexed to LIBOR. These swap agreements expire in three to 19 years. Pay-fixed swaps effectively convert floating rate obligations to fixed rate instruments. The pay-fixed swaps expire in one to eight years. As of September 30, 2003 and 2002 respectively, the Company held $711 million and $300 million of pay-fixed swaps that do not qualify as hedges. The change in market values of all swaps that do not qualify as hedges have been included in earnings.

The impact of interest rate risk management activities was not significant for fiscal 2003, 2002 and 2001. The net amount of deferred gains and losses in AOCI from interest rate risk management transactions at September 30, 2003 was immaterial while the balance at September 30, 2002 was a loss of $41 million.

Foreign Exchange Risk Management The Company transacts business globally and is subject to risks associated with changing foreign exchange rates. The Company's objective is to reduce earnings and cash flow fluctuations associated with foreign exchange rate changes thereby enabling management to focus attention on core business issues and challenges.

The Company enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets, liabilities, firm commitments and forecasted, but not firmly committed foreign currency revenues. The Company uses option strategies and forward contracts to hedge forecasted revenues. In accordance with policy, the Company hedges a minimum percentage (not to exceed a maximum percentage) of its forecasted transactions for periods generally not to exceed five years. The Company also uses forward contracts to hedge foreign currency assets, liabilities and firm commitments. The gains and losses on these contracts offset gains or losses on the related forecasted transaction, asset, liability or firm commitment. The principal currencies hedged are the European euro, British pound, Japanese yen and Canadian dollar. Cross-currency swaps are used to effectively convert foreign currency-denominated borrowings to U.S. dollars.

Gains and losses on contracts hedging forecasted foreign currency revenues are initially recorded to AOCI, and reclassified to current earnings when such revenues are recognized, offsetting changes in the value of the foreign currency revenues. At September 30, 2003 and 2002, the Company had pre-tax deferred gains of $23 million and $66 million, respectively, and pre-tax deferred losses of $203 million and $85 million, respectively, related to foreign currency hedge transactions.

Deferred amounts to be recognized can change with market conditions and will be substantially offset by changes in the value of the related hedged transactions. The Company expects to reclassify a pre-tax loss of $134 million to earnings over the next twelve months. The Company reclassified a $62 million after-tax loss and a $27 million after-tax gain from AOCI to earnings during fiscal 2003 and 2002, respectively, which was offset by net gains and losses on items being hedged.

At September 30, 2003 and 2002, changes in value related to cash flow hedges included in AOCI were a pre-tax loss of $175 million and $19 million, respectively. In addition, the Company reclassified deferred losses related to certain cash flow hedges from AOCI to earnings, due to the uncertainty of the timing of the original forecasted transaction. During fiscal 2003 and 2002, the Company recorded the change in fair market value related to fair value hedges and the ineffectiveness related to cash flow hedges to earnings. These amounts were not material. The impact of foreign exchange risk management activities on operating income in 2003 and in 2002 was a net loss of $273 million and a gain of $44 million, respectively.

Investment Risk Management During 2002 and 2001, the Company hedged certain investment holdings using forward sale contracts. The contracts, with notional amounts totaling $530 million in 2002 and 2001, were terminated in October 2001. During 2003, the Company did not hedge investment holdings using forward sale contracts.

Fair Value of Financial Instruments At September 30, 2003 and 2002, the Company's financial instruments included cash, cash equivalents, investments, receivables, accounts payable, borrowings and interest rate, forward and foreign exchange risk management contracts.

At September 30, 2003 and 2002, the fair values of cash and cash equivalents, receivables and accounts payable approximated carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or rates for the same or similar instruments, and the related carrying amounts are as follows:

	2003 Carrying Amount	**2003** Fair Value	2002 Carrying Amount	2002 Fair Value
Investments	**$ 17**	**$ 17**	$ 14	$ 14
Borrowings	**(13,100)**	**(13,692)**	(14,130)	(14,735)
Risk management contracts:				
Foreign exchange forwards	**$ (131)**	**$ (131)**	$ 20	$ 20
Foreign exchange options	**(22)**	**(22)**	5	5
Interest rate swaps	**173**	**173**	363	363
Forward sale contracts	**—**	**—**	—	—
Cross-currency swaps	**77**	**77**	(28)	(28)
	$ 97	**$ 97**	$ 360	$ 360

Credit Concentrations The Company continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its financial instruments, and does not anticipate nonperformance by the counterparties. The Company would not realize a material loss as of September 30, 2003 in the event of nonperformance by any single counterparty. The Company enters into transactions only with financial institution counterparties that have a credit rating of A- or better. The Company's current policy regarding agreements with financial institution counterparties is generally to require collateral in the event credit ratings fall below A- or in the event aggregate exposures exceed limits as defined by contract. In addition, the Company limits the amount of investment credit exposure with any one institution. As of September 30, 2003, counterparties had pledged a total of $49 million of cash collateral.

The Company's trade receivables and investments do not represent a significant concentration of credit risk at September 30, 2003 due to the wide variety of customers and markets into which the Company's products are sold, their dispersion across many geographic areas, and the diversification of the Company's portfolio among instruments and issuers.

NOTE 14. COMMITMENTS AND CONTINGENCIES

The Company has various contractual commitments for the purchase of broadcast rights for feature films, sports and other programming, aggregating approximately $11.6 billion, including approximately $900 million for available programming as of September 30, 2003, and approximately $8.8 billion related to sports programming rights, primarily NFL, NBA, College Football and MLB.

The Company has various real estate and equipment operating leases, including retail outlets and distribution centers for consumer products, broadcast equipment and office space for general and administrative purposes. Rental expense for the operating leases during 2003, 2002 and 2001, including, common-area maintenance and contingent rentals, was $556 million, $548 million and $556 million, respectively.

The Company also has contractual commitments under various creative talent and employment agreements including obligations to actors, producers, sports personnel, television and radio personalities and executives.

As disclosed in footnote 4, the Company is committed to make equity contributions to Hong Kong Disneyland totaling $243 million over the next three years.

Contractual commitments for broadcast programming rights, future minimum lease payments under the non-cancelable operating leases, creative talent and other commitments totaled $15.4 billion at September 30, 2003, payable as follows:

	Broadcast Programming	Operating Leases	Creative Talent	Other	Total
2004	$ 3,971	$ 271	$ 485	$202	$ 4,929
2005	2,926	242	338	180	3,686
2006	2,352	221	181	43	2,797
2007	1,092	208	72	13	1,385
2008	869	175	25	8	1,077
Thereafter	415	1,033	14	26	1,488
	$11,625	$2,150	$1,115	$472	$15,362

The Company has certain non-cancelable capital leases primarily for land and broadcast equipment. Future payments under these leases as of September 30, 2003 are as follows:

2004	$ 39
2005	39
2006	40
2007	78
2008	37
Thereafter	718
Total minimum obligations	951
Less amount representing interest	(591)
Present value of net minimum obligations	360
Current portion	16
Long-term portion	$ 344

The Company has guaranteed certain special assessment and water/sewer revenue bond series issued by the Celebration Community Development District and the Enterprise Community Development District (collectively, the Districts). The bond proceeds were used by the Districts to finance the construction of infrastructure improvements and the water and sewer system in the mixed-use, residential community of Celebration, Florida. As of September 30, 2003, the remaining debt service obligation guaranteed by the Company was $103 million, of which $62 million was principal. The Company is responsible to satisfy any shortfalls in debt service payments, debt service and maintenance reserve funds, and to ensure compliance with specified rate covenants. To the extent that the Company has to fund payments under its guarantees, the Districts have an obligation to reimburse the Company from District revenues.

The Company has also guaranteed certain bond issuances by the Anaheim Public Authority for a total of $111 million. The guarantee also extends to future interest payments that will total $296 million over the 40-year life of the bond. The bond proceeds were used by the City of Anaheim to finance construction of infrastructure and a public parking facility adjacent to the Disneyland Resort. Revenues from sales, occupancy and property taxes from the Disneyland Resort and non-Disney hotels are used by the City of Anaheim to repay the bonds. In the event of a debt service shortfall, the Company will be responsible to fund the shortfall. To the extent that subsequent tax revenues exceed the debt service payments in subsequent periods, the Company would be reimbursed for any previously funded shortfalls.

To date, tax revenues have exceeded the debt service payments for both the Celebration and Anaheim bonds.

The Company has guaranteed payment of certain facility and equipment leases on behalf of a third-party service provider that supplies the Company with broadcasting transmission, post production, studio and administrative services in the U.K. If the third-party service provider defaults on the leases, the Company would be responsible for the remaining obligation unless the Company finds another service provider to take over the leases. As of September 30, 2003, the remaining facility and equipment lease obligation was $72 million. These leases expire in March 2014.

Stephen Slesinger, Inc. v. The Walt Disney Company. In this lawsuit, filed on February 27, 1991 and pending in the Los Angeles County Superior Court, the plaintiff claims that a Company subsidiary defrauded it and breached a 1983 licensing agreement with respect to certain Winnie the Pooh properties, by failing to account for and pay royalties on revenues earned from the sale of Winnie the Pooh movies on videocassette and from the exploitation of Winnie the Pooh merchandising rights. The plaintiff seeks damages for the licensee's alleged breaches as well as confirmation of the plaintiff's interpretation of the licensing agreement with respect to future activities. The plaintiff also seeks the right to terminate the agreement on the basis of the alleged breaches. The Company disputes that the plaintiff is entitled to any damages or other relief of any kind, including termination of the licensing agreement. If each of the plaintiff's claims were to be confirmed in a final judgment, damages as argued by the plaintiff could total as much as several hundred million dollars and adversely impact the value to the Company of any future exploitation of the licensed rights. However, given the number of outstanding issues and the uncertainty of their ultimate disposition, management is unable to predict the magnitude of any potential determination of the plaintiff's claims. On April 24, 2003, the matter was removed to the United States District Court for the Central District of California, which, on May 19, 2003, dismissed certain claims and remanded the matter to the Los Angeles Superior Court. The Company has appealed from the District Court's order to the Court of Appeals for the Ninth Circuit. In the meanwhile, the Superior Court has assigned the case to a different judge in the Court's Complex Litigation Pilot Program. Pre-trial proceedings continue in the state court.

Milne and Disney Enterprises, Inc. v. Stephen Slesinger, Inc. On November 5, 2002, Clare Milne, the granddaughter of A. A. Milne, author of the Winnie the Pooh books, and the Company's subsidiary Disney Enterprises, Inc. filed a complaint against Stephen Slesinger, Inc. ("SSI") in the United States District Court for the Central District of California. On November 4, 2002, Ms. Milne served notices to SSI and the Company's subsidiary terminating A. A. Milne's prior grant of rights to Winnie the Pooh, effective November 5, 2004, and granted all of those rights to the Company's subsidiary. In their lawsuit, Ms. Milne and the Company's subsidiary seek a declaratory judgment, under United States copyright law, that Ms. Milne's termination notices were valid; that SSI's rights to Winnie the Pooh in the United States will terminate effective November 5, 2004; that upon termination of SSI's rights in the United States, the 1983 licensing agreement that is the subject of the *Stephen Slesinger, Inc. v. The Walt Disney Company* lawsuit will terminate by operation of law; and that, as of November 5, 2004, SSI will be entitled to no further royalties for uses of Winnie the Pooh. In January 2003, SSI filed (a) an answer denying the material allegations of the complaint and (b) counterclaims seeking a declaration (i) that Ms. Milne's grant of rights to Disney Enterprises, Inc. is void and unenforceable and (ii) that Disney Enterprises, Inc. remains obligated to pay SSI royalties under the 1983 licensing agreement. SSI also filed a motion to dismiss the complaint or, in the alternative, for summary judgment. On May 8, 2003, the Court ruled that Milne's termination notices are invalid and dismissed SSI's counterclaims as moot. Following further motions, on August 1, 2003, SSI filed an amended answer and counterclaims and a third-party complaint against Harriet Hunt (heir to E. H. Shepard, illustrator of the original Winnie the Pooh stories), who had served a notice of termination and a grant of rights similar to Ms. Milne's. By order dated October 27, 2003, the Court certified an interlocutory appeal from its May 8 order to the Court of Appeals for the Ninth Circuit and Milne and Disney have petitioned the Court of Appeal accordingly.

Management believes that it is not currently possible to estimate the impact, if any, that the ultimate resolution of these matters will have on the Company's results of operations, financial position or cash flows.

Kohn v. The Walt Disney Company, et al. On August 15, 2002, Aaron Kohn filed a class action lawsuit against the Company, its Chief Executive Officer and its Chief Financial Officer in the United States District Court for the Central District of California on behalf of a putative class consisting of purchasers of the Company's common stock between August 15, 1997 and May 15, 2002. Subsequently, at least nine substantially identical lawsuits were also filed in the same court, each alleging that the defendants violated federal securities laws by not disclosing the pendency and potential implications of the *Stephen Slesinger, Inc.* lawsuit described above prior to the Company's filing of its quarterly report on Form 10-Q in May 2002. The plaintiffs claim that this alleged nondisclosure constituted a fraud on the market that artificially inflated the Company's stock price, and contend that a decline in the stock price resulted from the May 2002 disclosure. The plaintiffs seek compensatory damages and/or rescission for themselves and all members of their defined class. Several of the plaintiffs have filed motions asking the court to appoint lead plaintiffs and counsel, and to consolidate the related actions into a single case. On December 10, 2002, plaintiffs' motion to consolidate the related actions into a single case was granted, and their motion for appointment of lead plaintiffs and counsel was granted on February 21, 2003. On or about April 7, 2003, plaintiffs filed a consolidated amended class action complaint and on May 22, 2003, defendants moved to dismiss the complaint. The court granted defendants' motion and the case was dismissed with prejudice on October 24, 2003.

The Company, together with, in some instances, certain of its directors and officers, is a defendant or co-defendant in various other legal actions involving copyright, breach of contract and various other claims incident to the conduct of its businesses. Management does not expect the Company to suffer any material liability by reason of such actions.

NOTE 15. RESTRUCTURING AND IMPAIRMENT CHARGES

The Company recorded restructuring and impairment charges for the years ended September 30, 2003, 2002 and 2001 summarized as follows:

	2003	2002	2001
GO.com intangible assets impairment	**$—**	$—	$ 820
GO.com severance, fixed asset write-offs and other	**—**	—	58
Investment impairments	**—**	—	254
Workforce reduction and other	**—**	—	111
Chicago DisneyQuest closure	**—**	—	94
Asset impairment	**—**	—	63
Disney Store closures	**16**	—	54
Total restructuring and impairment charges	**$16**	$—	$1,454

The Company operates 474 Disney Stores in North America and Europe. During fiscal 2003, the Company announced that it was pursuing strategic options for the Disney Store, including the possible sale of stores in North America and Europe, in order to focus on its core competencies and activities intended to increase capital returns. In connection with preparing the chain for sale, the Company expects to close a certain number of underperforming stores in North America.

During fiscal 2003, the Company recorded charges totaling $16 million, principally reflecting fixed asset write-downs related to the stores it expects to close (and certain related facilities) and the cost of certain administrative headcount reductions. Fixed assets associated with the stores identified for closure have been written down to their fair value, determined on the basis of estimated future discounted cash flows through the expected date of the closures. The charges are reported in restructuring and impairment charges in the Consolidated Statements of Income.

As store closures occur, the Company expects to incur additional charges related to lease termination costs and other actions that may be taken in connection with the disposition of the stores. Total future base rent commitments for the Disney Stores in North America and Europe totaled approximately $395 million as of September 30, 2003. Of these commitments, it is anticipated that the Company will bear the cost of those associated with the stores that will be closed, and that a buyer would assume those associated with stores that are sold. Total future base rent commitments for the stores that the Company expects to close were approximately $54 million as of September 30, 2003. In conjunction with the sale negotiations, the Company will undertake negotiations with lessors to seek favorable lease termination terms for stores that will be closed, but will likely incur charges related to the lease terminations in the second and third quarters of fiscal 2004. It is not possible at this time to determine what amount will ultimately be paid to terminate these leases. The Disney Store results are in the Consumer Products operating segment.

Management believes that the Company will recover its investment in stores that will be sold; however, it is possible that certain stores currently identified for sale may ultimately be closed which could result in additional charges.

In 2001, the Company recorded restructuring and impairment charges totaling $1.45 billion. The GO.com charge was for the closure of the GO.com portal business and includes a non-cash write-off of intangible assets totaling $820 million. The investment impairment was a non-cash charge for other-than-temporary declines in the fair value of certain Internet investments. The workforce reduction charges are primarily for severance costs and are discussed more fully below. The DisneyQuest and Disney Store closure charges were for the closure of the Chicago facility and approximately 100 Disney Stores and includes the write-down of fixed assets and leasehold improvements, leasehold termination costs, severance and other related closure costs. The asset impairment charge was for certain long-lived assets, primarily at the Disney Store and Disney Catalog. These assets were evaluated for impairment under a held for use model due to declining cash flows. Fair value was generally determined based on discounted cash flows.

During the third quarter of fiscal 2001, the Company initiated a plan to eliminate 4,000 full-time jobs through a combination of voluntary and involuntary reductions. The reduction affected employees in all business units and geographic regions. The $111 million of costs associated with the workforce reduction consist primarily of severance costs and write-offs of idled facilities. As of September 30, 2003, the Company had completed its workforce reduction.

QUARTERLY FINANCIAL SUMMARY

(unaudited, in millions, except per share data)	December 31	March 31	June 30	September 30
2003[1]				
Revenues	**$7,170**	**$6,500**	**$6,377**	**$7,014**
Segment operating income	**482**	**814**	**1,048**	**830**
Income before the cumulative effect of accounting change	**107**	**314**	**502**	**415**
Earnings per share before the cumulative effect of accounting change:				
Diluted	**$ 0.06**	**$ 0.15**	**$ 0.24**	**$ 0.20**
Basic	**0.06**	**0.15**	**0.25**	**0.20**
Market price per share:				
High	**$20.24**	**$18.74**	**$21.55**	**$23.80**
Low	**13.90**	**14.84**	**16.92**	**19.40**
2002				
Revenues	$7,016	$5,856	$5,795	$6,662
Segment operating income	753	702	828	539
Net income	438	259	364	175
Earnings per share:				
Diluted	$ 0.21	$ 0.13	$ 0.18	$ 0.09
Basic	0.21	0.13	0.18	0.09
Market price per share:				
High	$22.54	$24.51	$25.00	$19.79
Low	17.90	20.50	18.90	13.77
Adjusted fiscal 2002 earnings per share had EITF 00-21 been applied as of the beginning of fiscal 2002[2]:				
Diluted	$ 0.12	$ 0.17	$ 0.22	$ 0.07
Basic	0.12	0.17	0.22	0.07

[1]Income and earnings per share before the cumulative effect of accounting change does not reflect one-time after-tax charges for the adoption of EITF 00-21 totaling $71 million ($0.03 per share) in the first quarter of 2003. See Note 2 to the Consolidated Financial Statements.

[2]See Note 2 to the Consolidated Financial Statements for more detail on the impact of the adoption of EITF 00-21.

(in millions, except per share data)	2003[1][6]	2002[2][6]	2001[3]	2000[4]	1999[5]
Statements of income					
Revenues	**$27,061**	$25,329	$25,172	$25,325	$23,373
Income before the cumulative effect of accounting changes	**1,338**	1,236	120	920	1,300
Per Disney share —					
Earnings before the cumulative effect of accounting changes					
Diluted	**$ 0.65**	$ 0.60	$ 0.11	$ 0.57	$ 0.62
Basic	**0.65**	0.61	0.11	0.58	0.63
Dividends	**0.21**	0.21	0.21	0.21	0.21
Balance sheets					
Total assets	**$49,988**	$50,045	$43,810	$45,027	$43,679
Borrowings	**13,100**	14,130	9,769	9,461	11,693
Shareholders' equity	**23,791**	23,445	22,672	24,100	20,975
Statements of cash flows					
Cash provided by (used for):					
Operating activities	**$ 2,901**	$ 2,286	$ 3,048	$ 3,755	$ 2,568
Investing activities	**(1,034)**	(3,176)	(2,015)	(1,091)	(2,290)
Financing activities	**(1,523)**	1,511	(1,257)	(2,236)	9
Other					
Shareholders at year end	**1,026,000**	995,000	909,000	882,000	842,000

[1]The 2003 results include the write-off of our aircraft leveraged lease investment with United Airlines of $114 million pre-tax and a benefit from the favorable settlement of certain state tax issues of $56 million. These items had a $(0.04) and $0.03 impact on diluted earnings per share, respectively. These amounts do not reflect the cumulative effect of adopting EITF 00-21 which was a charge of $71 million or $(0.03) per diluted share. See Notes 4, 8 and 2 to the Consolidated Financial Statements.

[2]The 2002 results include a $216 million pre-tax gain on the sale of investments and a $34 million pre-tax gain on the sale of the Disney Stores in Japan. These items had a $0.06 and $0.01 impact on diluted earnings per share, respectively. See Notes 4 and 3 to the Consolidated Financial Statements. During fiscal 2002, the Company acquired Fox Family Worldwide, Inc. for $5.2 billion. See Note 3 to the Consolidated Financial Statements.

[3]The 2001 results include restructuring and impairment charges totaling $1.5 billion pre-tax. The diluted earnings per Disney share impact of these charges was $0.52. These amounts do not reflect the cumulative effect of accounting changes related to film and derivative accounting changes which were charges of $228 million and $50 million, respectively or $(0.11) and $(0.02) per diluted share, respectively. See Notes 15 and 2 to the Consolidated Financial Statements.

[4]The 2000 results include pre-tax gains of $243 million, $93 million and $153 million from the sale of Fairchild Publications, Eurosport and Ultraseek, respectively. The impact of income taxes substantially offset certain of the gains. The diluted earnings per Disney share impacts of these items were $0.00, $0.02 and $0.01, respectively. The results also include a $92 million pre-tax restructuring and impairment charge. The diluted earnings per Disney share impact of the charge was $0.01.

[5]The 1999 results include a pre-tax gain from the sale of Starwave Corporation of $345 million, equity in Infoseek loss of $322 million and restructuring and impairment charges of $172 million pre-tax. The diluted earnings per Disney share impacts of these items were $0.10, $(0.09) and $(0.05), respectively.

[6]Effective the beginning of fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* and, accordingly, ceased amortization of goodwill and substantially all intangible assets.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the company's consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the company's financial statements amounts that are based on estimates and judgements which it believes are reasonable under the circumstances.

The independent auditors audit the company's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the company has an Audit Committee composed of seven non-management Directors. The Committee meets periodically with financial management, the internal auditors and the independent accountants to review accounting, control, auditing and financial reporting matters.

SUPPLEMENTAL INFORMATION

Stock Exchanges

Disney common stock is listed for trading on the New York and Pacific stock exchanges under the ticker symbol DIS. Certain debt securities of the company are listed on the Luxembourg stock exchange.

Registrar and Stock Transfer Agent

The Walt Disney Company
Shareholder Services
611 N. Brand Boulevard, Suite 6100
Glendale, California 91203
(818) 553-7200

Independent Auditors

PricewaterhouseCoopers LLP, Los Angeles

Other Information

A copy of the company's annual report filed with the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any stockholder upon written request to the address listed on the left.

Please visit The Walt Disney Company Investor Relations site at **www.disney.com/investors**. On this site you can order financial documents online, send e-mail inquiries, get instructions on how to transfer shares and review additional information about the company.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
The Walt Disney Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of The Walt Disney Company and its subsidiaries (the Company) at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Company adopted EITF No. 00-21, *Revenue Arrangements with Multiple Deliverables* as of October 1, 2002, changing the timing of revenue from certain contracts. Additionally, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* as of October 1, 2001 and, accordingly, ceased amortizing goodwill and indefinite lived intangible assets as of that date.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Los Angeles, California
November 18, 2003

Board of Directors

John E. Bryson
Chairman, President and Chief Executive Officer
Edison International

John S. Chen[1]
Chairman, President and Chief Executive Officer
Sybase, Inc.

Michael D. Eisner
Chairman of the Board and Chief Executive Officer
The Walt Disney Company

Judith L. Estrin
President and Chief Executive Officer
Packet Design, LLC

Robert A. Iger
President and Chief Operating Officer
The Walt Disney Company

Aylwin B. Lewis[1]
President, Chief Multibranding and Operating Officer
YUM! Brands, Inc.

Monica C. Lozano
President and Chief Operating Officer
La Opinion

Robert W. Matschullat
Former Vice Chairman and Chief Financial Officer
The Seagram Company Ltd.

George J. Mitchell[2]
Partner
Piper Rudnick LLP

Thomas S. Murphy
Former Chairman
Capital Cities/ABC, Inc.

Leo J. O'Donovan, S.J.
President Emeritus
Georgetown University

Raymond L. Watson
Vice Chairman
The Irvine Company

Gary L. Wilson
Chairman
Northwest Airlines Corporation

[1]Effective January 2004
[2]Presiding Director

Corporate Executive Officers

Michael D. Eisner
Chairman of the Board and Chief Executive Officer

Robert A. Iger
President and Chief Operating Officer

Peter E. Murphy
Senior Executive Vice President and Chief Strategic Officer

Thomas O. Staggs
Senior Executive Vice President and Chief Financial Officer

Alan N. Braverman
Senior Executive Vice President and General Counsel

Principal Businesses

The Walt Disney Studios

Richard W. Cook
Chairman, The Walt Disney Studios

Nina R. Jacobson
President, Buena Vista Motion Pictures Group

Thomas C. Schumacher
President, Disney Theatrical Productions, Ltd.

David J. Stainton
President, Walt Disney Feature Animation

Walt Disney Parks and Resorts

James A. Rasulo
President

Martin A. Sklar
Vice Chairman and Principal Creative Executive, Walt Disney Imagineering

Allen R. Weiss
President, Walt Disney World Co.

Matthew A. Ouimet
President, Disneyland Resort

Media Networks

Alex Wallau
President, ABC Television Network

Anne M. Sweeney
President, ABC Cable Networks Group and President, Disney Channel Worldwide

George Bodenheimer
President, ESPN, Inc. and ABC Sports

Walter C. Liss, Jr.
President, ABC Owned Television Stations

John Hare
President, ABC Radio

Disney Consumer Products

Andrew P. Mooney
Chairman, Disney Consumer Products Worldwide

Walt Disney International

Andy Bird
President

Walt Disney Internet Group

Stephen H. Wadsworth
President



"Beauty, eh?"

"Do you think they'll ever do 75 years of moose?"

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